Form 10-K405, Exhibit 13
period 1996-12-31
LENOX BANCORP INC
filed 1997-03-28
CIK 1000050

                      1996 ANNUAL REPORT TO STOCKHOLDERS
                                 EXHIBIT 13.0

            SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

    The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

                                                  At December 31,
                                    -----------------------------------------
                                    1996     1995     1994     1993     1992
                                   ------   ------   ------   ------   ------
                                                  (In thousands)

SELECTED FINANCIAL CONDITION DATA:

   Total assets                    $47,074  $43,149  $39,891  $42,162  $42,314

   Total liabilities                39,805   39,301   36,152   38,531   39,027

   Loans, net(1)                    37,495   33,384   31,605   28,204   28,796

   Mortgage-backed securities(2)     1,148    1,083      787    5,582    6,319

   Cash and cash equivalents         1,115    1,249    1,979    3,228    2,457

   Investments(2)(3)                 6,687    6,639    5,026    4,681    4,440

   Deposits                         32,551   33,669   35,526   38,120   38,744

   Borrowings                        7,012    5,343      447      259       85

   Stockholders' equity(4)           7,270    3,848    3,739    3,631    3,286

                                         Fiscal Year Ended December 31,
                                   ------------------------------------------
                                    1996     1995     1994     1993     1992
                                   ------   ------   ------   ------   ------
                                                  (In thousands)
SELECTED OPERATING DATA:

   Interest income                  $3,336   $2,981   $2,726   $3,169   $3,500

   Interest expense                  1,946    1,848    1,604    1,827    2,230
                                   -------  -------  -------  -------  -------

      Net interest income            1,390    1,133    1,122    1,342    1,270

   Provision (credit) for
     loan losses                        --       (2)      --        6        4
                                   -------  -------  -------  -------  -------

      Net interest income after
         provision for loan losses   1,390    1,135    1,122    1,336    1,266

   Non-interest income                 153      102       70      144       97

   Non-interest expense              1,276    1,198    1,046      969      893
                                   -------  -------  -------  -------  -------

   Income before income taxes          267       39      146      511      470

   Income taxes                         81       10       38      166      146
                                   -------  -------  -------  -------  -------
      Net income                    $  186   $   29   $  108   $  345   $  324
                                   -------  -------  -------  -------  -------
                                   -------  -------  -------  -------  -------

            (continued on next page)


                                           At or For the Year Ended December 31,
                                          --------------------------------------
                                           1996    1995    1994    1993     1992
                                          ------  ------  ------  ------  ------
SELECTED FINANCIAL RATIOS AND OTHER
DATA:

PERFORMANCE RATIOS(5):

   Return on average assets                .41%    .07%    .27%     .83%    .77%

   Return on average equity                3.34     .77    2.91     9.95   10.35

   Average equity to average assets       12.17    9.11    9.13     8.30    7.45

   Equity to total assets at year end     15.44    8.92    9.37     8.61    7.77

   Average interest rate spread(6)         2.72    2.49    2.53     2.92    2.69

   Net interest margin(7)                  3.15    2.82    2.85     3.28    3.09

   Average interest-earning assets
       to average interest-bearing
       liabilities                       109.84  107.19  107.73   108.23  107.31

   Non-interest expense to
     average assets                        2.79    2.88    2.57     2.32    2.13

REGULATORY CAPITAL RATIOS(5):

   Tier I leverage                        11.7     8.9     9.5      8.8     7.8

   Total capital to
     risk-weighted capital                24.1    17.7    19.6     20.0    17.9

ASSET QUALITY RATIOS(5):

   Non-performing assets as a percent
     of total assets(8)                     .23     .21     .23      .26     .35

   Non-performing loans as a percent
     of gross loans(8)(9)                   .29     .27     .29      .39     .51

   Allowance for loan losses as a
     percent of gross loans(9)              .15     .18     .21      .23     .20

   Allowance for loan losses as a
     percent of non-performing loans(8)   53.21   66.87   71.17    59.86   38.39

------------------------------------
(1) The allowance for loan losses at December 31, 1996, 1995, 1994, 1993 and 1992 was (in thousands) $58, $60, $66, $66 and $57, respectively.
(2) The Bank's investments and mortgage-related securities are classified as "available for sale" at December 31, 1995. The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. See Footnote 1 to the Financial Statements of the Company.
(3) Includes FHLB stock and certificates of deposit.
(4) Consists solely of retained earnings at December 31, 1995, 1994, 1993 and 1992.
(5) Asset Quality Ratios and Regulatory Capital Ratios are end of year ratios. With the exception of end of year ratios, all ratios are based on average monthly balances.
(6) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(7) The net interest margin represents net interest income as a percent of average interest-earning assets.
(8) Non-performing assets consist of loans 90 days or more overdue and not accruing interest.
(9) Gross loans include loans, less loans in process, allowance for loan losses and deferred loan origination fees.

                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

    The Company does not transact any material business other than through its wholly-owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income such as service fee income. The Bank's general, administrative and other expenses primarily consist of employee compensation, occupancy and equipment expenses, federal deposit insurance premiums, franchise taxes and other operating expenses. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory agencies. The Bank exceeded all of its regulatory capital requirements at December 31, 1996.

Management Strategy

    In the past, the Bank's net interest income has been adversely affected by changes in interest rates largely because of the composition of its loan portfolio. In 1992 and 1993, the Bank began experiencing a significant amount of prepayments in its loan portfolio as a result of the declining interest rate environment. Many of the Bank's loans were refinanced into new ARM loans offered by the Bank which carried initial rates that were below market rates. Additionally, in the past, the Bank had originated ARM loans tied to a lagging market index, some of which had interest rate margins as low as 50 basis points above the lagging market index. Further, some of the ARM loans have annual interest rate caps of 1% or less. As a result, by 1994, when interest rates began to rise, the Bank had approximately $5.0 million of 3-year ARM loans that had been originated at low rates and had not yet repriced and $9.0 million of ARM loans that were tied to a lagging index, many of which were repricing downward in accordance with the lagging market index, even though the Bank's cost of funds was increasing. The composition of the Bank's loan portfolio, coupled with the majority of the Bank's deposits having maturities of one year or less, made the Bank vulnerable to increases in interest rates and adversely affected earnings. The Bank has significantly changed its lending policies and has taken other action to improve its profitability including emphasizing the origination of one- to four-family residential mortgage loans, increasing non-interest income and reducing non-interest expense. The Bank's current strategic plan is to enhance its long-term profitability, reduce the level of interest rate risk and improve market share.

Interest Rate Sensitivity Analysis

    The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it matures or re-prices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or re-price within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities maturing or re-pricing within a specific time frame. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets maturing or re-pricing within that same time frame. Accordingly, in a rising interest rate environment, an institution with a negative gap would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on its assets increasing at a slower pace than the increase in the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a negative gap would tend to have its assets repricing at a slower rate than its interest-bearing liabilities, which, consequently, may result in its net interest income growing at a faster rate then an institution with a positive gap.
                                       4

    The Bank maintains a high level of short-term certificates of deposit.
These accounts typically react more quickly to changes in market interest rates than the Bank's investments in mortgage-backed and related securities and mortgage loans because of the shorter maturity and re-pricing characteristics of deposits. As a result, generally, sharp increases in interest rates may adversely affect earnings while decreases in interest rates may beneficially affect earnings.

    In managing its interest rate risk the Bank makes every effort to provide a more equal match between the maturity of its liabilities and the maturity or repricing of its investments. In monitoring this process the Bank regularly conducts a comprehensive analysis of the interest rate risk profile and inherent profitability of the Bank's balance sheet. The Bank utilizes a discounted cash flow analysis arriving at a mark-to-market comparison of assets and liabilities to book values and in calculating the net present value of the Bank's equity position. The primary focus is on managing market value and total return. In addition, but to a much lesser degree, the Bank will review its asset-liability gap position as an indication of how it is faring on matching its asset/liability maturity-repricing profile.

    The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996, that are expected to reprice or mature in each of the future time periods shown, based on certain assumptions. Except as stated below, the assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. All mortgage-backed securities, and mortgages secured by one- to four-family residences are assumed to prepay at a constant prepayment rate of 14%, which was chosen based upon a consensus of prepayment rates that apply to various weighted average coupons over various weighted average maturities and which are published by the larger brokerage houses who deal in mortgage-backed and related securities. Line of credit reprice monthly, and consumer loans are based on amortized balance. Additionally, all variable rate deposit accounts, which include statement savings and NOW accounts assume a 10% decay rate with the remainder due in the tenth year for all periods. The liability assumptions for variable rate deposit accounts were derived partly from industry methodology standards of valuing core deposits and a blend of the Bank's own historical experience. Management believes that all of the above assumptions are reasonable.

    Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their ARM loans may decrease in the event of an interest rate increase.

    As shown by the table below, increases in interest rates will result in net decreases in the Bank's net portfolio value, while decreases in interest rates will result in smaller net increases in the Bank's net portfolio value.

  The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1996, based on the information and assumptions set forth in the notes below.

                                                                   At December 31, 1996
                                              ---------------------------------------------------------------------------
                                               Three        Four         One to    Three to   Five to   More
                                               Months     Months to      Three       Five       Ten     Than
                                               or Less    One Year       Years       Years     Years   Ten Years    Total
                                              ---------  -----------    --------  ----------  -------  ----------  ------
                                                                  (Dollars in thousands)
Interest-earning assets:
   Interest bearing deposits                    $  526      $   --     $    --     $    --   $     --   $    --   $   526
   Investments                                      --          --          --          --      2,956     3,569     6,525
   Mortgage-backed securities                       41         116         258         191        287       255     1,148
   Loans receivable, net                         1,723       3,544       9,978       5,794      8,715     7,741    37,495
                                               -------     -------    --------     -------   --------   -------   -------
      Total interest-earning assets             $2,290      $3,860     $10,236      $5,985    $11,958   $11,565   $45,694
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------
Interest-bearing liabilities:
   Certificate accounts                         $2,281     $ 8,935     $ 7,331      $3,323   $     --   $    --   $21,870
   Money market savings accounts                    78         228         408         458      1,949        --     3,121
   Passbook accounts                               130         380         891         722      3,075        --     5,198
   NOW accounts                                     59         173         405         328      1,397        --     2,362
   FHLB advances                                 2,275       3,295       1,173          60         49       155     7,007
   Capitalized lease obligations                     5          --          --          --         --        --         5
                                               -------     -------    --------     -------   --------   -------   -------
      Total                                     $4,828     $13,011     $10,208      $4,891     $6,470   $   155   $39,563
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------
Interest-rate sensitivity gap                  $(2,538)    $(9,351)        $28      $1,094     $5,488   $11,410   $ 6,131
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------
Cumulative interest rate sensitivity gap       $(2,538)   $(11,889)   $(11,861)   $(10,767)   $(5,279)   $6,131   $ 6,131
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------
Cumulative interest rate sensitivity gap
   as a percentage of total assets               (5.39)%    (25.26)%    (25.20)%    (22.87)%   (11.21)%   13.02%    13.02%
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------
Cumulative interest rate sensitivity gap
as a percent of total liability                  (6.38)%    (29.87)%    (29.80)%    (27.05)%   (13.26)%   15.40%    15.40%
                                               -------     -------    --------     -------   --------   -------   -------
                                               -------     -------    --------     -------   --------   -------   -------

Average Balance Sheet

    The following tables set forth certain information relating to the Bank at December 31, 1996 and for the years ended December 31, 1996, 1995 and 1994. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused a material difference in the information presented. The yields and costs include fees which are considered adjustments to yields.

                                                                                 Year Ended December 31,
                                                  ---------------------------------------------------------------------------------
                               At December 31,
                                      1996                  1996                         1995                        1994
                               ---------------    --------------------------  --------------------------  -------------------------
                                                                     Average                     Average                     Average
                                          Yield/  Average             Yield/  Average            Yield/   Average             Yield/
                                  Balance  Cost   Balance  Interest    Cost   Balance  Interest   Cost    Balance  Interest    Cost
                                 --------  ----  --------  --------   -----  --------  --------  ------  --------  --------   -----
                                                                         (Dollars in thousands)
Assets:
  Interest-earning assets:
    Interest bearing deposits     $   735  5.80%    $  489  $   25    5.11%  $  473    $   24     5.07%   $ 2,256   $   82    3.63%
    Investments                     6,687  7.28      7,049     521    7.39     6,601      452     6.83      4,401      240    5.45
    Mortgage-backed securities      1,148  7.92      1,125      80    7.11       827       66     7.98      3,574      274    7.67
    Loans receivable, net          37,495  7.69     35,449   2,710    7.64    32,279    2,438     7.56     29,142    2,130    7.31
                                  -------  ----    -------   -----    -----   ------    -----     ----     ------   ------    -----
    Total interest-earning assets  46,065  7.61     44,112   3,336    7.56    40,180    2,980     7.42     39,373    2,726    6.92
  Non-interest-earning assets       1,009            1,623                     1,413                        1,302
                                 --------          -------                   -------                      -------
         Total assets             $47,074          $45,735                   $41,593                      $40,675
                                 --------          -------                   -------                      -------
                                 --------          -------                   -------                      -------

Liabilities and Equity:
  Interest-bearing liabilities:
    Deposits                      $32,551  4.82%   $34,224  $1,603    4.68%  $34,259   $1,649     4.81%   $36,100   $1,577    4.37%
    FHLB advances                   7,007  5.73      5,924     342    5.77     3,199      197     6.16        398       23    5.78
    Capitalized lease obligations       5  7.50         13       1    7.69        26        2     7.69         51        4    7.84
                                 -------  ----    -------   -----    -----   ------    -----     ----     ------   ------    -----
      Total interest-bearing
        liabilities                39,563  4.98     40,161   1,946    4.84    37,484    1,848     4.93     36,549    1,604    4.39
  Non-interest-bearing liabilities    258                6                       319                          412
                                 --------          -------                   -------                      -------
      Total liabilities            39,821           40,167                    37,803                      $36,961
  Retained earnings                 7,253            5,568                     3,790                        3,714
                                 --------          -------                   -------                      -------
      Total liabilities and
       retained earnings          $47,074          $45,735                   $41,593                      $40,675
                                 --------          -------                   -------                      -------
                                 --------          -------                   -------                      -------
Net interest income/interest
  rate spread                              2.63%            $1,390    2.72%            $1,132     2.49%             $1,122    2.53%
                                          -----             ------    -----            ------     -----             ------    -----
                                          -----             ------    -----            ------     -----             ------    -----
Net interest-earning assets        $6,502           $3,951                    $2,696                       $2,824
                                   ------           ------                    -------                      ------
                                   ------           ------                    -------                      ------
Net interest margin                                                   3.15%                       2.82%                       2.85%
                                                                      -----                       -----                       -----
                                                                      -----                       -----                       -----
Ratio of interest-earning
  assets to interest-bearing
  liabilities                            116.43%                     109.84%                    107.19%                     107.73%
                                         -------                     -------                    -------                     -------
                                         -------                     -------                    -------                     -------

Rate/Volume Analysis

    The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.



                              Year Ended December 31, 1996          Year Ended December 31, 1995
                                      Compared To                          Compared To
                               Year Ended December 31, 1995         Year Ended December 31, 1994
                             ------------------------------         ----------------------------
                                   Increase (Decrease)                Increase (Decrease)
                                         Due to                              Due to
                                  -------------------              ------------------
                                    Volume      Rate       Net      Volume      Rate       Net
                                  --------     ------     ----     --------    ------     -----
                                                            (In thousands)
Interest-earning assets:
    Interest earning deposits       $    1    $   --      $    1     $ (81)     $ 23      $ (58)
    Investments                         32        37          69       140        71        211
    Mortgage-backed securities          20        (6)         14      (219)       11       (208)
    Loans receivable, net              242        30         272        35        74        309
                                     ------    ------      ------    ------    ------     ------
         Total interest income         295        61         356        75       179        254

Interest-bearing liabilities:
    Deposits                            (2)      (44)        (46)      (83)      155         72
    FHLB advances                      156       (11)        145       172         2        174
    Capitalized lease obligations       (1)       --          (1)       (2)       --         (2)
                                     ------    ------      ------    ------    ------     ------
         Total interest expense        153       (55)         98        87       157        244
                                     ------    ------      ------    ------    ------     ------
Net change in net interest income     $142      $116        $258      $(12)     $ 22       $ 10
                                     ------    ------      ------    ------    ------     ------
                                     ------    ------      ------    ------    ------     ------

                                        8

Comparison of Financial Condition at December 31, 1996 and December 31, 1995.

    Total assets increased $3.9 million, or 9.1%, to $47.1 million at December 31, 1996 from $43.1 million at December 31, 1995. The increase is primarily attributable to an increase in loans. Loans increased $4.1 million, or 12.3% to $37.5 million at December 31, 1996 from $33.3 million at December 31, 1995.
Cash and cash equivalents decreased $234,000, or 18.8% to $1.1 million at December 31, 1996 from $1.25 million at December 31, 1995. Investment securities remained substantially the same at December 31, 1996 and 1995. The source of funds used to increase the balance of loans outstanding were the $3.4 million net proceeds from the stock conversion and increase in borrowings from the Federal Home Loan Bank, offset by a decrease in deposits.

    Advances from the Federal Home Loan Bank increased $1.7 million, or 31.5% to $7.0 million at December 31, 1996 from $5.3 million at December 31, 1995. Most of the advances are short-term advances with maturities of less than one year.

    Deposits decreased $1.1 million, or 3.3% to $32.6 million at December 31, 1996 from $33.7 million at December 31, 1995. The decrease is due to competitive market conditions for deposits in the Bank's local market.

    Stockholders' equity increased $3.4 million, or 89% to $7.3 million at December 31, 1996 from $3.9 million at December 31, 1995. The increase was caused by the $3.4 million net proceeds from the stock conversion and net income of $186,000 for the year offset by a decrease in the unrealized gain on available for sale securities of $149,000 net of income taxes.

Comparison of Operating Results for the Year Ended December 31, 1996 and December 31, 1995.

    General. The Bank's net income for the year ended December 31, 1996, increased by $157,000 or 549% to $186,000 as compared to $29,000 for the year ended December 31, 1995, primarily due to an increase in net interest income of $257,000 to $3.3 million from $3.0 million for fiscal 1995 and an increase in non-interest income of $51,000 to $154,000 from $102,000 for the fiscal 1995, offset by an increase in general administrative expenses of $78,000 to $1.3 million for fiscal 1996 from $1.2 million for fiscal 1995, which was due to the one time SAIF assessment and increase in provision for income taxes of $71,000 to $81,000 for fiscal 1996 from $10,000 for fiscal 1995.

    Interest Income. Interest income for the year ended December 31, 1996 was $3.34 million compared to $2.98 million for the year ended December 31, 1995, an increase of approximately $355,000 or 12%. The increase in interest income was primarily due to an increase in the average interest earning assets from $40.2 million for the year ended December 31, 1995 to $44.1 million for the year ended December 31, 1996. The increase in average interest earnings assets was primarily in loans receivable as average loans outstanding increased to $35.5 million for the year ended December 31, 1996 from $32.3 million for the year ended December 31, 1995. The Bank has continued to emphasize the origination of one to four family loans during 1996 and the proceeds from the stock conversion were used primarily for loan originations. The Bank also experienced an increase in the average yield on interest earning assets as the rate increased to 7.56% for the year ended December 31, 1996 from 7.42% for the year ended December 31, 1995. The average balance of mortgage backed securities, investments, and other interest earning assets in total increased $762,000 to $8.7 million for the year ended December 31, 1996 from $7.9 million for the year ended December 31, 1995. The increase in other interest earning assets was due to borrowings from the FHLB to fund the growth.

    Interest Expense. Interest expense increased $98,000 or 5.3% from $1.8 million for the year ended December 31, 1995 to $1.9 million for the year ended December 31, 1996. Average interest bearing liabilities increased $2.7 million to $40.2 million for the year ended December 31, 1996 from $37.5 million for the year ended December 31, 1995. This increase in interest bearing liabilities was used to fund the asset growth. The Bank has continued to fund loan demand with the use of borrowings from the FHLB. The majority of these borrowings are short-term loans with terms of less than one year. The Bank continues to believe that short term borrowings are less costly than raising rates on deposit accounts in the current competitive deposit market. The average balance of deposits for the year ended December 31, 1996 has remained relatively stable and was $34.22 million for the year ended December 31, 1996 compared to $34.26 for the year ended December 31, 1995. The Bank has increased its average borrowings from the FHLB to $5.9 million for the year ended December 31, 1996 from $3.2 million for the year ended December 31, 1995. The Bank has experienced a reduction in its average interest rate paid on interest bearing liabilities to 4.84% for the year ended December 31, 1996 from 4.93% for the year ended December 31, 1995, as the rates on borrowings and deposits have decreased during the year ended December 31, 1996 as compared to December 31, 1995.

    Provision for Loan Losses. The Bank had no provision for loan losses for the year ended December 31, 1996 as compared to a credit of $2,000 for the year ended December 31, 1995. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses, at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The Bank has seen a slight increase in non-performing loans as of December 31, 1996 to $109,000 at December 31, 1996 from $89,000 at December 31, 1995.

    Other Income. Other income increased $51,000 or 50%, to $153,000 for the year ended December 31, 1996 from $102,000 for the year ended December 31, 1995. The increase was due primarily to gain on sale of investments of $26,000 and gain on sale of real estate owned of $12,000 for the year ended December 31, 1996, with no corresponding amounts for the year ended December 31, 1995.

    General, Administrative and Other Expenses. General, administrative and other expenses increased $78,000 or 6.5% to $1.3 million for the year ended December 31, 1996 from $1.2 million for the year ended December 31, 1995.
The increase in general, administrative and other expenses was due to the special assessment relating to the recapitalization of the SAIF fund during the third quarter of 1996. The Bank's assessment was $225,000. Excluding this charge the Bank reduced general, administrative and other expenses by approximately $147,000 to $1.05 million for the year ended December 31, 1996. The reduction was due primarily a reduction in other operating expenses of $102,000 from $428,000 for the year ended December 31, 1995 to $326,000 for the year ended December 31, 1996, as the Bank did not have expenses relating to a lawsuit which was settled in 1995. The Bank also experienced a reduction in its occupancy and equipment expense of $48,000 as the Bank benefited from changing to a new provider of data processing services.

    Income Tax Expense. Income tax expense increased $71,000 to $81,000 for the year ended December 31, 1996 from $10,000 for the year ended December 31, 1995. The increase in income taxes is due to the increase in the net income before taxes from $38,000 to $267,000 for the years ended December 31, 1995 and 1996 respectively. The effective tax rates for the years ended December 31, 1996 and 1995 were 30% and 26%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994.

    General. The Bank's net income for the year ended December 31, 1995, decreased by $79,000, or 73%, compared to the year ended December 31, 1994, primarily due to general, administrative and other expenses increasing $153,000. Interest expense for the year ended December 31, 1995 was $1.85 million compared to $1.60 million for the year ended December 31, 1994, primarily as a result of the Bank's increased FHLB advances which were used to finance purchases of United States government agency securities, increased mortgage lending and to replace deposit runoff resulting from increased competition for deposits. At December 31, 1995, the investment portfolio of the Bank was $6.1 million compared to $4.2 million for the period ended December 31, 1994, a 46.3% increase. The Bank also experienced a decrease in deposits due to increased competition from other savings institutions and other financial investments such as stock mutual funds. At December 31, 1995, the Bank had $33.7 million in deposits, a decrease of 5.2%, when compared to $35.5 million at December 31, 1994.

    Interest Income. Interest income for the year ended December 31, 1995 was $2.98 million compared to $2.72 million for the year ended December 31, 1994, an increase of approximately $255,000 or 9.4%. The increase in interest income was primarily due to an increase in the Bank's yield on average interest-earning assets, which for the year ending December 31, 1995 was 7.42% compared to 6.92% for the year ending December 31, 1994. In addition, the Bank experienced a significant increase in the Bank's loans receivable and a corresponding increase in interest income. The average balance of loans receivable at December 31, 1995 was $32.3 million compared to $29.1 million at December 31, 1994, an increase of $3.2 million or 11.0%. Interest income from loans receivable increased $308,000 for the year ending December 31, 1995, to

$2.44 million, compared to $2.13 million for the year ended December 31, 1994, a 14.5% increase. Interest from investments, mortgage-backed securities and interest-bearing deposits decreased $54,000, or 9.1%, to $542,000 for the year ended December 31, 1995, compared with $596,000 for the year ended December 31, 1994.

    Interest Expense. Interest expense increased by $244,000, or 15.21%, from $1.60 million for the year ended December 31, 1994 to $1.85 million for the year ended December 31, 1995. The increase resulted primarily from an increase on the average rate paid on interest-bearing liabilities of 54 basis points, from 4.39% to 4.93% for the respective periods, which was primarily due, among other factors, to the Federal Reserve Board's increase in short-term rates throughout calendar year 1994. Interest expense on deposit accounts increased $72,000, or 4.6%, from $1.58 million for the year ended December 31, 1994 to $1.65 million for the year ended December 31, 1995. Additionally, the Bank's interest expense on advances from the FHLB increased by $174,000 from $23,000 for the year ended December 31, 1994, to $197,000 for the year ended December 31, 1995. The Bank generally has relied upon a combination of deposits, borrowed funds and retained earnings to fund loan originations and other assets. However, in recent years, as the Bank's deposit base has declined, largely reflecting the competition for deposits in the Bank's market area and customers' interest in seeking higher yielding investments for their funds, the Bank has begun to rely upon FHLB advances as a source of funds as well. The FHLB advances are currently comprised primarily of fixed rate, term advances with terms generally of less than one year. In the future the Bank may decide to attempt to attract deposits by raising the interest rates offered by the Bank; however, currently the Bank believes that using short-term FHLB advances is less costly than raising rates offered on its deposit accounts.

     Provision for loan losses. The provision for loan losses decreased $2,000 for the year ended December 31, 1995 from no provision during the year ended December 31, 1994. As a result, the allowance for loan losses at December 31, 1995, totalled $60,000. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses, at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowances may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The decreased provision for the year ended December 31, 1995 reflects management's evaluation of the risks inherent in its loan portfolio. Total nonperforming loans decreased from $93,000, or .29% of gross loans, at December 31, 1994 to $89,000, or .27% of gross loans, at December 31, 1995. As a result of the $4,000 decrease in nonperforming loans from December 31, 1994 to December 31, 1995 and the $2,000 decrease in the provision for loan losses, the ratio of allowance for loan losses to nonperforming loans remained at approximately 67% at December 31, 1995.

    Other Income. Other income increased $32,000 or 45.7% from $70,000 for the year ended December 31, 1994 to $102,000 for the year ended December 31, 1995. The increase was primarily due to an increase in service fee income of $18,000 or 21.4% from $84,000 for the year ended December 31, 1995 to $102,000 for the year ended December 31, 1995. In addition, for the year ended December 31, 1994 the Bank recorded a loss of $14,000 on the sale of a mortgage-backed mutual fund while no losses were recorded on the sale of securities for the year ended December 31, 1995.

    General and Administrative Expense. General and administrative expense increased $153,000, or 14%, from $1.04 million for the year ended December 31, 1994 to $1.20 million for the year ended December 31, 1995, primarily due to increases in salaries and other employee benefits and other administrative expenses of $115,000, or 15%, from $740,000 for the year ended December 31, 1994 to $855,000 for the year ended December 31, 1995. The increases in salary expense primarily were due to the Bank's hiring of a Chief Financial Officer/Treasurer and a Mortgage Loan Originator. The increase in other operating expense for the year ended December 31, 1995 as compared to the year ended December 31, 1994 was due to the Bank's increase in expense and attorney's fees for a lawsuit brought against the Bank that was settled in 1995, which totalled $104,000. In addition, general and administrative expense increased due to lease payments the Bank agreed to pay Procter & Gamble. Such payments increase general and administrative expense by approximately $21,000 per year. In addition, in an effort to reduce costs the Bank switched data processing providers and eliminated four of the Bank's ten ATMs in 1995.

    Income Tax Expense. Income tax expense decreased by $28,000, or 73%, from $38,000 for the year ended December 31, 1994 to $10,000 for the year ended December 31, 1995. The decrease was due to a decrease of pre-tax earnings of $107,000, or 73% from $146,000 for the year ended December 31, 1994 to $39,000 for the year ended December 31, 1995. The effective tax rates for the years ended
December 31, 1994 and 1995 were 26% and 26%, respectively.

Liquidity and Capital Resources

    The Company's primary sources of funds are deposits, principal and interest payments on loans and FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition. Due to the declining interest rate environment in 1992 and 1993 and management's determination not to aggressively price its deposit products, the Bank experienced a decline in its level of deposits. The FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the savings bank. The Bank will maintain a minimum level of liquidity, as defined by the FDIC, such that the total of cash and marketable investment securities divided by total deposits and short-term liabilities will exceed 15%. The Bank's liquidity ratios were 21.6%, 25% and 28% at December 31, 1996, 1995 and 1994, respectively.

    The primary investment activity of the Company is the origination of one- to four-family mortgage loans and consumer loans, and the purchase of investments. During the years ended December 31, 1996, 1995 and 1994, the Bank originated mortgage loans in the amounts of $9.3 million, $6.2 million and $8.5 million, respectively, and consumer loans in the amount of $1.3 million, $2.1 million and $2.1 million, respectively.

    The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

    These guidelines divide a bank's capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues), retained earnings and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debts and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain a Tier I leverage ratio, including tangible capital positions, well above the minimum levels.

    In addition, the FDIC established guidelines prescribing a minimum Tier I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, provided that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1996, the Bank maintained a leverage ratio of 24.1% and total capital to risk weighted assets ratio of 11.7%. See Note 9 to the Financial Statements appearing elsewhere in this Annual Report

    The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 1996, cash and short-term investments totaled $1.3 million.

    At December 31, 1996 the Bank had outstanding loan commitments (including undisbursed loan proceeds) of $701,000. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposit which are scheduled to mature in one year or less from December 31, 1996, totaled $11.2 million.

Impact of Inflation And Changing Prices

    The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                       [LOGO of Clark, Schaefer, Hackett & Co.]


                             Independent Auditors' Report


The Board of Directors
Lenox Bancorp Inc.:

We have audited the accompanying consolidated balance sheets of Lenox Bancorp Inc. (formerly Lenox Savings Bank) as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenox Bancorp Inc. (Lenox Savings Bank) as of December 31, 1996 and 1995, and the results of its operations and its cash flows each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.


Cincinnati, Ohio
January 24, 1997

                                   LENOX BANCORP, INC.

                             Consolidated Balance Sheets

                             December  31, 1996 and 1995

                                        Assets
                                      ----------


                                                           December 31,
                                                  -----------------------------
                                                     1996               1995
                                                  ----------         ----------
Cash and due from banks (including federal
 funds of $364,337, and $97,105 at
 December 31, 1996 and 1995)                    $   1,114,879        1,249,318
Certificates of deposit                               162,280          151,874
Investment securities - available for
 sale, at fair value (amortized cost
 of $6,192,698 and $6,021,760 at
 December 31, 1996 and 1995)                        6,088,737        6,080,487
Mortgage-backed securities - available
 for sale, at fair value (amortized
 cost of $1,148,411 and $1,023,745 at
 December 31, 1996 and 1995)                        1,148,411        1,082,553
Loan receivable, net                               37,495,377       33,383,757
Accrued interest receivable:
 Loans                                                148,392          123,606
 Mortgage-backed securities                             7,572            7,409
 Investments and certificates of deposit              129,606          103,540
Property and equipment, net                           263,651          287,727
Federal Home Loan Bank stock - at cost                436,000          406,900
Prepaid federal income tax                                -             19,000
Prepaid expenses and other assets                      79,450          252,820
                                                  ----------         ----------
                                                $  47,074,355       43,148,991
                                                  ----------         ----------
                                                  ----------         ----------

See accompanying notes to financial statements.

                          Liabilities and Retained Earnings

                                                             December 31,
                                                  -----------------------------
                                                       1996             1995
                                                  ----------         ----------

Deposits                                          $ 32,551,255      33,668,938
Advances from Federal Home Loan Bank                 7,006,703       5,327,482
Capitalized lease obligations                            4,867          16,262
Advance payments by borrowers for taxes
 and insurance                                          93,643          94,765
Accrued expenses                                        52,440          87,390
Accrued federal income taxes                            44,000              -
Deferred federal income taxes                           51,650         106,024
                                                  ------------      -----------
                                                    39,804,558      39,300,861
Commitments                                                 -               -

Stockholders' equity
 Common stock-authorized 2,000,000 shares
  $1 par value, 425,677 issued and
  outstanding at December 31, 1996                     425,677              -
 Additional paid in capital                          3,285,086              -
 Retained earnings - substantially restricted        3,953,726       3,767,619
 Less unearned ESOP shares                            (326,080)             -
 Unrealized gain (loss) on available for sale
  securities net of income taxes.                      (68,612)         80,511
                                                 --------------      ----------
                                                     7,269,797       3,848,130
                                                 --------------      ----------

                                                  $ 47,074,355      43,148,991
                                                 --------------      ----------
                                                 --------------      ----------

See accompanying notes to financial statements.

                                   LENOX BANCORP, INC.

                            Consolidated Statements of Income

                           Three Years Ended December 31, 1996

                                               1996         1995         1994
                                              ------       ------       ------
Interest and dividend income:
 Loans                                     $ 2,710,337    2,438,277    2,130,280
 Mortgage-backed securities                     79,968       66,438      274,160
 Investments and interest bearing deposits     516,614      449,180      296,571
 Federal Home Loan Bank                         29,235       26,593       24,641
                                          -------------   ----------   ---------
                                             3,336,154    2,980,488    2,725,652
                                          -------------   ----------   ---------

Interest expense:
 Deposits                                    1,603,571    1,649,038    1,576,980
 Borrowed money and capitalized leases         342,828      199,076       27,264
                                          -------------   ----------   ---------
                                             1,946,399    1,848,114    1,604,244
                                          -------------   ----------   ---------

   Interest income before provision for
    loan losses                              1,389,755    1,132,374    1,121,408

Provision (credit) for loan losses                  -        (2,000)          -
                                          -------------   ----------   ---------

   Net interest income after provision
    for loan losses                          1,389,755    1,134,374    1,121,408
                                          -------------   ----------   ---------

Other income:
 Service fee and other income                  115,343      102,356       84,343
 Gain on sale of real estate owned              12,295           -            -
 Gain (loss) on sale of investments             25,917           -       (14,251)
                                          -------------   ----------   ---------
                                               153,555      102,356       70,092
                                          -------------   ----------   ---------

General, administrative and other expenses:
 Compensation and employee benefits            448,229      427,028      407,307
 Occupancy and equipment                       166,833      215,345      170,598
 Federal deposit insurance premiums            282,673       79,773       85,678
 Franchise taxes                                52,221       48,045       48,516
 Other operating expenses                      326,247      427,995      333,295
                                          -------------   ----------   ---------
                                             1,276,203    1,198,186    1,045,394
                                          -------------   ----------   ---------

   Income before provision for
    income taxes                               267,107       38,544      146,106

Provision for income taxes                      81,000        9,860       38,337
                                          -------------   ----------   ---------

   Net income                              $   186,107       28,684      107,769
                                          -------------   ----------   ---------
                                          -------------   ----------   ---------

Earnings per share                         $      0.13          N/A          N/A
                                          -------------   ----------   ---------
                                          -------------   ----------   ---------


See accompanying notes to financial statements.

                              LENOX BANCORP, INC.

             Consolidated Statement of Changes in Stockholders' Equity

                        Three Years Ended December 31, 1996

                                                                                      Unrealized
                                                                                      Gain (loss)
                                                  Additional              Unearned   on Available
                                         Common    Paid in     Retained     ESOP       for Sale
                                         Stock     Capital     Earnings     Shares    Securities          Total
                                        -------- -----------  ---------- ----------  -------------       -------
Balance at December 31, 1993           $                       3,631,166                               3,631,166

Net income for the year ended
 December 31, 1994                           -          -        107,769        -             -          107,769
                                        --------   ---------   ---------  --------      --------       ---------

Balance at December 31, 1994                 -          -      3,738,935        -              -       3,738,935

Net income for the year ended
 December 31, 1995                                                28,684                                  28,684

Net unrealized gain on available-
 for-sale securities net of tax
 of $37,024, upon transfer of
 securities at December 31, 1995             -           -            -        -          80,511          80,511
                                        --------   ---------   ---------  --------      --------       ---------
Balance at December 31, 1995                 -           -     3,767,619       -          80,511       3,848,130

Reorganization to a stock company
 with the issuance of common
 stock                                   425,677   3,282,519              (340,540)                    3,367,656


Net income for the year ended
 December 31, 1996                                              186,107                                   186,107

Decrease in unrealized gain (loss) on
 available-for-sale securities net of
 tax of $72,374                                                                         (149,123)       (149,123)

ESOP shares committed to be
 allocated at average market price           -         2,567          -     14,460             -          17,027
                                        --------   ---------   ---------  --------      --------       ---------

Balance at December 31, 1996            $425,677   3,285,086   3,953,726  (326,080)      (68,612)      7,269,797
                                        --------   ---------   ---------  --------      --------       ---------
                                        --------   ---------   ---------  --------      --------       ---------


See accompanying notes to financial statements.

                                                LENOX BANCORP, INC.

                                       Consolidated Statements of Cash Flows

                                        Three Years Ended December 31, 1996

                                                                     1996             1995           1994
                                                                    ------           ------         ------
Cash flows from operating activities:
 Interest and dividends received                              $    3,239,825       2,872,709       2,659,380
 Interest paid                                                    (1,937,876)     (1,848,114)     (1,604,244)
 Loan origination fees received                                       27,841          10,176          56,288
 Other fees                                                          108,856          99,596          84,343
 Cash paid to suppliers and employees                             (1,306,003)     (1,326,502)     (1,038,184)
 Income taxes (paid) refunded                                             -           24,140         (38,977)
                                                              --------------     -----------      ----------
   Net cash provided (used) by operating activities                  132,643        (167,995)       118,606
                                                              --------------     -----------      ----------

Cash flows from investing activities:
 Property and equipment additions                                    (28,183)        (89,691)       (17,116)
 Proceeds from sale of equipment                                      11,500          16,750             -
 Purchase of mortgage-backed securities
  held to maturity                                                       -          (350,219)            -
 Purchase of mortgage-backed securities -
  available for sale                                                (953,053)             -              -
 Repayments of mortgage-backed securities                            221,316         112,406        347,018
 Proceeds from sale of mortgage-backed securities-
  available for sale                                                 636,303              -       4,156,466
 Purchase of certificates of deposit                                 (10,406)       (151,874)            -
 Redemption of certificates of deposit                                    -          488,347        762,186
 Loan disbursements                                              (10,578,760)     (8,297,193)   (10,673,000)
 Loans purchased                                                    (884,168)             -              -
 Loan principal repayments                                         7,313,477       6,536,363      7,292,623
 Purchase of investments - held to maturity                               -       (6,326,298)    (3,861,612)
 Purchase of investment securities - available for sale           (6,886,789)             -              -
 Maturity of investment securities - held to maturity                     -        4,460,000             -
 Maturity of investments - available for sale                      1,820,000              -              -
 Proceeds from sale of investments - available for sale            4,893,785              -       3,050,233
 Proceeds from sale of real estate acquired through
  foreclosure                                                         52,204              -              -
                                                              --------------     -----------      ----------

   Net cash provided (used) by investing activities                (4,392,774)   (3,601,409)      1,056,798
                                                              --------------     -----------      ----------
Cash flows from financing activities:
 Net decrease in deposits                                          (1,117,683)   (1,857,011)     (2,594,216)
 Borrowings from Federal Home Loan Bank                             2,075,000     4,950,000         235,800
 Repayment of Federal Home Loan Bank loan                            (395,779)      (24,041)        (18,361)
 Payments on capitalized lease obligations                            (11,395)      (28,862)        (47,677)
 Proceed from sale of stock upon conversion                         3,575,549            -               -
                                                             -----------------   ------------    -------------

   Net cash provided (used) by financing activities                 4,125,692     3,040,086      (2,424,454)
                                                             -----------------   ------------    -------------

 Decrease in cash and cash equivalents                               (134,439)     (729,318)     (1,249,050)

 Cash and due from banks at beginning of period                     1,249,318     1,978,636       3,227,686
                                                             -----------------   ------------    -------------

 Cash and due from banks at end of period                     $     1,114,879     1,249,318       1,978,636
                                                             -----------------   ------------    -------------
                                                             -----------------   ------------    -------------


See accompanying notes to financial statements.

                                           LENOX BANCORP, INC.

                                 Consolidated Statements of Cash Flows

                                 Three Years Ended December 31, 1996

                              Reconciliation of Net Income to Net Cash
                                  Provided by Operating Activities
                                  --------------------------------

                                                          1996           1995           1994
                                                         ------         ------         ------
Net income                                          $    186,107        28,684        107,769

Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization                           45,097         59,421        71,345
  Credit for losses on loans                                  -          (2,000)           -
  Amortization of deferred loan fees                     (14,963)       (13,438)      (10,415)
  Deferred loan origination fees (costs)                  13,784         (2,756)      (10,210)
  Federal Home Loan Bank stock dividends                 (29,100)       (26,400)      (20,900)
  Loss (gain) on sale of investment and
   mortgage-backed securities                            (25,917)            -         14,251
  Gain on sale of equipment                               (6,487)        (2,760)           -
  Gain on sale of real estate acquired
   through foreclosure                                   (12,295)            -             -
  Effect of change in operating assets and
   liabilities:
    Accrued interest receivable                          (51,015)        (70,179)     (38,207)
    Prepaid expenses and other assets                    (15,523)       (210,181)     (22,819)
    Advances by borrowers for taxes
     and insurance                                        (1,122)         14,345       13,108
    Accrued expenses                                     (17,923)         49,069       (5,616)
    Accrued federal income tax                            44,000              -            -
    Deferred federal income tax                           18,000           8,200       20,300
                                                     ------------     -----------   -----------

        Net cash provided (used) by
             operating activities                        132,643        (167,995)     118,606
                                                     ------------     -----------   -----------
                                                     ------------     -----------   -----------




Supplemental Disclosure of Non-Cash Investing and Financing Activities:
-----------------------------------------------------------------------


Capitalized lease obligation of $17,883 was incurred when the Company entered into a lease for automated teller equipment for the year ended
December 31, 1994.

Investment and mortgage-backed securities with a carrying value of $7,045,505 were transferred to the available for sale classification at December 31, 1995.

Loans with a carrying value of $39,010 were transferred to real estate acquired through foreclosure during 1996.

See accompanying notes to financial statements.

                                   Notes to Financial Statements

1. Organization and Summary of Significant Accounting Policies:
   ---------------------------------------------------------

   The following describes the organization and the significant accounting policies followed in the preparation of these financial statements. Certain amounts in the financial statements have been reclassified from previously issued financial statements to conform to the presentation included herein.

         Nature of operations and principles of consolidation
         ----------------------------------------------------

         Lenox Bancorp Inc. (the Bancorp) is a holding company formed in 1995 in conjunction with the conversion of Lenox Savings Bank from a mutual savings bank to a stock savings bank in July 1996. The conversion culminated in the Corporation's issuance of 425,677 shares. The Bancorp's financial statements include the accounts of its wholly-owned subsidiary, Lenox Savings Bank. All significant intercompany transactions have been eliminated.

         Lenox Savings Bank is a state chartered savings bank and a member of the Federal Home Loan Bank system (FHLB) and subject to regulation by the Federal Deposit Insurance Corporation (FDIC) and the State of Ohio. As a member of the FHLB system, Lenox Savings Bank maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati.

         Savings accounts are insured by the Savings Association Insurance Fund (SAIF), a division of the Federal Deposit Insurance Corporation
         (FDIC), within certain limitations. Semi-annual premiums are required by the SAIF for the insurance of such savings accounts.

         Use of estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas where management's estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

         Cash and due from banks
         -----------------------

         For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid debt instruments with original maturity when purchased of three months or less to be cash equivalents. Cash and cash equivalents are defined as those amounts included in the balance sheets caption cash and due from banks.

         The Company maintains their cash deposit accounts at financial institutions where the balance at times may exceed federally insured limits.

         Investment and mortgage-backed securities
         -----------------------------------------

         The Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994. Statement No. 115 requires the classification of investments in debt and equity securities into three categories; held to maturity, trading, and available for sale. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company has no trading securities. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of equity, net of deferred taxes.

         The Company designates investment securities and mortgage-backed securities as held to maturity or available for sale upon acquisition. Gains or losses on the sales of investment securities and mortgage-backed securities available for sale are determined on the specific identification method. Premiums and discounts on investment securities and mortgage-backed securities are amortized or accredited using the interest method over the expected lives of the related securities.

         In November 1995, the Financial Accounting Standards Board issued a Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities".
         The guide provided technical interpretations and guidance relating to the adoption of SFAS No. 115, issued in May 1993. This guide allows an enterprise to reassess the appropriateness of the classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with SFAS No. 115.
         Those one-time reassessments should occur no later than December 31, 1995. Management reclassified its entire portfolio of investments and mortgage-backed securities from "held to maturity" to "available for sale" at December 31, 1995, in accordance with the guide, to reflect their intention as to the classification of the securities.

          Loans receivable
          ----------------

          Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. At December 31, 1996 the entire portfolio of loans was held for investment.

          Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

          The allowance for loan and real estate losses is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

          Although management uses the best information available to make these estimates, future adjustments to the allowances may be necessary in the near term due to economic, operating, regulatory and other conditions that may be beyond the Company's control. However, the amount of the change that is reasonably possible cannot be estimated.

           The accrual of interest on impaired loans is discontinued when, in management opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

           In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan". This standard amends Statement No. 5 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for a loss accrual. In October, 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 118. "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure", which amends Statement No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans.

           For impairment recognized in accordance with SFAS No. 114, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. For the years ended December 31, 1996 and 1995 the Company had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

           Foreclosed real estate
           ----------------------

           Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate.

Property and equipment
-----------------------

Furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed by straight-line and accelerated methods over the estimated useful lives of the respective assets.

Income taxes
------------

Deferred tax assets and liabilities represent the tax effects of the temporary differences in the basis of certain assets and liabilities for tax and financial statement purposes, calculated at currently effective tax rates, of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements.

The Company's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance and the post-1987 percentage of earnings bad debt deduction. For certain assets acquired after December 31, 1980, a temporary difference is also recognized for depreciation utilizing accelerated methods for Federal income tax purposes.

Concentration of customers
--------------------------

The Company grants real estate and consumer loans to, and accepts deposits from customers who are primarily employees of The Procter & Gamble Company located in the Metropolitan Cincinnati area.

Fair values of financial instruments
-------------------------------------

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

         Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.

         Available-for-sale and held-to-maturity securities. Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

         Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit-card loans, and other consumer loans were estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

         Deposit liabilities. The fair values disclosed for demand deposits, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

         FHLB advances. The fair values of FHLB advances are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements

         Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off balance sheet instruments
-----------------------------

In the ordinary course of business the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit and commitments under line of credit loans. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Recent accounting pronouncements
--------------------------------

In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights". This statement requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained would allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair value. Statement No. 122 is effective for fiscal years beginning after December 15, 1995. There was no impact from the adoption of this standard in 1996.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting No. 123, "Accounting for Stock-Based Compensation". This statement establishes accounting and reporting standards for stock-based employee compensation plans including stock options. The statement defines a "fair value based method" for employee stock options and encourages all entities to adopt that method for such options. However, it allows an entity to continue to measure compensation cost for those plans using the "intrinsic value based method" of accounting prescribed by APB Opinion No. 25. Entities electing to remain with the accounting in Opinion 25 must make proforma disclosures of net income and earnings per share, as if the fair value method of accounting defined in this statement had been applied. There was no impact from the adoption of this standard since the Company does not have any stock options.

In June 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on a consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No.
125 supercedes No. 122. SFAS No. 125 is effective for transactions occurring after December 31, 1996. Management is currently assessing the impact of this standard.

Earnings per share
------------------

Earnings per share for the year ended December 31, 1996 is based on the Company's net income for the six months that it was operational divided by 392,346 weighted average shares outstanding. Weighted-average shares outstanding do not include unallocated shares purchased by the Employee Stock Ownership Plan (ESOP). Disclosure of earnings per share for 1995 and 1994 are not applicable, as the Company completed its conversion from mutual to stock form in July 1996.

Reclassifications
------------------

Certain reclassifications were made to the prior year financial statements to conform the current year's presentation.

2. Investment and Mortgage-Backed Securities:
   ------------------------------------------

   The amortized cost and estimated fair values of investment and mortgage-backed securities are as follows:


                                         December 31, 1996
                          ---------------------------------------------------
                                           Gross           Gross
                           Amortized     Unrealized      Unrealized      Fair
                              Cost          Gains          Losses       Value
                          ------------  ------------   -------------   ---------
   U.S. Government
     and agencies
     securities           $6,192,698       1,742        105,703         6,088,737
   Mortgage-backed
     securities            1,148,411         --           --            1,148,411
                         -------------  -------------  --------------  -----------
                          $7,341,109       1,742        105,703         7,237,148
                         -------------  -------------  --------------  -----------
                         -------------  -------------  --------------  -----------

                                         December 31, 1995
                          ---------------------------------------------------
                                           Gross           Gross
                           Amortized     Unrealized      Unrealized      Fair
                              Cost          Gains          Losses       Value
                          ------------  ------------   -------------   ---------
   U.S. Government
     and agencies
     securities            $5,567,157      64,146         6,820         5,624,483
   Corporate notes            454,603       1,401           --            456,004
   Mortgage-backed
     securities             1,023,745      58,808           --          1,082,553
                          ------------   ------------   -------------   ---------
                           $7,045,505     124,355         6,820         7,163,040
                          ------------   ------------   -------------   ---------
                          ------------   ------------   -------------   ---------

                                           28

   The Company has mortgage-backed securities with a carrying value of $1,148,411 as of December 31, 1996. The amortized cost of these securities approximates fair value and there were no significant gross unrealized gains or losses on any individual mortgage-backed security.

   The amortized cost and estimated market values of investment and mortgage-backed securities at December 31, 1996 and 1995 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    December 31, 1996       December 31, 1995
                                  ---------------------    -------------------
                                             Estimated               Estimated
                                              Market                  Market
                                  Cost        Value        Cost        Value
                                  ----       ---------     ----      ---------
   Due in one year or less     $       --           --    704,603     705,927

   Due in one to five years            --           --  1,450,000   1,446,342

   Due in five to ten years     2,994,462    2,955,645  3,867,157   3,928,218

   Due in over ten years        3,198,236    3,133,092      --          --

   Mortgage-backed securities   1,148,411    1,148,411  1,023,745   1,082,553
                               ----------   ----------  ---------   ---------
                               $7,341,109    7,237,148  7,045,505   7,163,040
                               ----------   ----------  ---------   ---------
                               ----------   ----------  ---------   ---------

   The amortized cost and market values of investment securities by call date at December 31, 1996 are as follows:

                                       Amortized            Market
                                          Cost               Value
                                       ---------            ------
       Callable in one year or less   $4,349,813           4,273,020

       Callable in one to three years  1,444,564           1,416,905

       Callable in three to five years   398,321             398,812
                                      ----------           ---------
                                      $6,192,698           6,088,737
                                      ----------           ---------
                                      ----------           ---------

   Proceeds and resulting gains and losses realized from sale of investments and mortgage-backed securities for years ended December 31, 1996, 1995, and 1994 were as follows:

                                                                       Net
                                                                     Realized
                                    Gross      Gross     Gross         Gain
                                   Proceeds    Gains     Losses       (Loss)
                                   --------    -----     ------      ---------

   Year ended December 31, 1996   $5,530,089   37,294    11,377        25,917

   Year ended December 31, 1995        --          --      --            --

   Year ended December 31, 1994   $7,206,699  279,282  293,533       (14,251)




   As discussed in Note 1, the Company adopted Statement No. 115 as of January 1, 1994, and investment securities were classified based on the Company's current intent. The impact of adopting the new standard resulted in an increase in the carrying value of investments by $324,254 to reflect the unrealized holding gain at January 1, 1994 for securities classified as available for sale. Additionally, stockholders' equity was increased by $214,000 to reflect the unrealized holding gain as a separate component of stockholders' equity, net of taxes of $110,254. Statement No. 115 had no impact on earnings for the year ended December 31, 1994.

   Management reclassified all investment and mortgage-backed securities to available for sale at December 31, 1995.

3. Loans Receivable:

   Loans receivable are summarized as follows:

                                             1996              1995
                                             ----              ----

   Mortgage loans secured by one to
    four family residences                 $34,832,212      30,685,593

   Home equity line of credit                  412,248          --

   Consumer                                  2,293,457       2,796,487

   Unsecured consumer line of credit            91,090          --

   Passbook loans                               13,784          20,995
                                           -----------      ----------
                                            37,642,791      33,503,075
                                           -----------      ----------

   Less:

    Loans in process                            47,574          16,020

    Allowance for loan loss                     57,770          60,050

    Deferred loan fees                          42,070          43,248
                                           -----------      ----------
                                               147,414         119,318
                                           -----------      ----------
                                           $37,495,377      33,383,757
                                           -----------      ----------
                                           -----------      ----------

   At December 31, 1996 and 1995, adjustable rate loans approximated $17,247,000 and $18,041,000.

   Activity in the allowance for loan losses are as follows:

                                               Year Ended December 31,
                                       -----------------------------------
                                       1996            1995           1994
                                       ----            ----           ----

       Beginning balance               $60,050         66,259        65,959
       Provision (credit) for
        loan losses                       --           (2,000)         --
       Charge off of loans              (4,330)        (5,411)       (1,178)
       Recoveries of prior
        charge-offs                      2,050          1,202         1,478
                                       -------         ------        ------
                                       $57,770         60,050        66,259
                                       -------         ------        ------
                                       -------         ------        ------


   The Company grants first mortgage and other loans to customers who are primarily Procter and Gamble employees located in the Metropolitan Cincinnati area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent on continued employment at Procter and Gamble as well as the health of the local economy and market.

   Loans to officers and directors totaled approximately $575,451 and $570,413 as of December 31, 1996 and 1995, respectively. An analysis of loan activity for the years ended December 31, 1996 and 1995 follows:

                                             1996           1995
                                             ----           ----

       Outstanding balance, beginning       $570,413       625,512
       New loans issued                      109,600       215,200
       Repayments                           (104,562)     (164,759)
       Retirement of director                  --         (105,810)
                                            --------      --------
       Outstanding balance, ending          $575,451       570,143
                                            --------      --------
                                            --------      --------

4. Property and Equipment:
   -----------------------

   Property and equipment at December 31, 1996 and 1995 are summarized by major classification as follows:

                                               1996            1995
                                               ----            ----

      Furniture and equipment                $251,535         274,327
      Leasehold improvements                  240,595         240,595
                                             --------         -------
                                              492,130         514,922
      Accumulated depreciation                228,479         227,195
                                             --------         -------
                                             $263,651         287,727
                                             --------         -------
                                             --------         -------

   In 1993, the Company constructed an addition with a cost of $126,938 to the building that it is currently leasing. The Company has an agreement with the lessor that if the lease is terminated, the Company will receive from the lessor a set dollar amount based on a ten year declining schedule. The building addition at the end of the lease becomes the property of the lessor.

   Effective July 1, 1995, the Company entered into a five-year lease with Procter and Gamble for its facilities. Rent expense for the year ended December 31, 1996 and 1995 was $22,975 and $11,488. Future minimum lease payments on the lease at December 31, 1996 are as follows:

                         1997                 $21,396
                         1998                  28,528
                         1999                  35,660
                                              -------
                                              $85,584
                                              -------
                                              -------

   The Company may exercise a five year renewal option on the lease, only upon the approval of the lessor. The Company's continued use of its facilities beyond the lease term is dependent upon the decisions of the Procter and Gamble Company. The Company previously leased its facilities on a year to year basis from the Procter and Gamble Company at a nominal annual amount.

   In June 1995, the Company entered into a sub-lease agreement with an entity providing financial services to individuals. The lease agreement provides for variable lease payments based on the operating results of the lessee. The lease runs through June 1998. During 1996 and 1995 sub-lease income recognized by the Company was $1,034 and $8,661.

5. Deposits
   --------

   Deposit amounts are summarized as follows:

                                                 December 31,
                                                 ------------
                                        1996                   1995
                                 --------------------  --------------------
                                            Weighted              Weighted
                                             Average               Average
                                   Balance    Rate    Balance       Rate
                                 ---------- -------- ----------  ----------
  Statement savings              $ 5,138,815   2.61%   5,621,541   2.59%
  NOW and money market accounts    5,482,621   2.76    5,520,279   2.70
  Other                               59,445   2.38       61,267   2.38
                                 -----------          ----------
                                  10,680,881          11,203,087
                                 -----------          ----------


  Certificates:
    Three months                     116,032   4.66       74,469   4.53
    Six months                     1,006,950   5.24    1,607,453   5.22
    Nine months                    2,413,416   5.63      352,930   5.55
    One year                       3,909,170   5.41    4,801,439   5.81
    Fifteen months                   187,971   5.56      231,089   5.76
    Eighteen months                1,663,240   5.65    1,600,686   5.86
    Two years                      2,981,025   5.80    3,510,224   5.72
    Three years                      668,694   5.68    1,172,863   5.47
    Four years                       569,318   6.35      562,653   5.90
    Five years                     8,354,558   6.28    8,552,045   6.44
                                 -----------   ----   ----------  ------
                                  21,870,374   5.86   22,465,851   5.97
                                 -----------   ----   ----------  ------
                                 $32,551,255   4.82%  33,668,938   4.87%
                                 -----------   ----   ----------   -----
                                 -----------   ----   ----------   -----


  Scheduled maturities of certificate accounts are as follows:

                       1996        1995
                       ----        ----
  Within one year  $11,215,597  11,136,932
  1-2 years          3,962,691   4,080,282
  2-3 years          3,368,042   2,100,229
  Over 3 years       3,324,044   5,148,408
                   -----------  ----------
                   $21,870,374  22,465,851
                   -----------  ----------
                   -----------  ----------

  Interest expense on deposits is summarized as follows:

                                          December 31,
                                          ------------
                                   1996        1995       1994
                                   ----        ----       -----

  Statement savings            $  128,376     155,368     169,418
  NOW and Money Market            143,361     127,125     160,953
  Certificates of Deposit       1,331,834   1,366,545   1,246,609
                               ----------  ----------  ----------
                               $1,603,571   1,649,038   1,576,980
                               ----------  ----------  ----------
                               ----------  ----------  ----------



  The aggregate amount of certificates of deposit in denominations of $100,000 or more was $3,568,326 and $4,020,576 at December 31, 1996 and
  1995.

6. Capitalized Lease Obligations:
   ------------------------------

  The Company leases automated teller machines under capital leases. The leases contain a bargain purchase option at the end of the lease. The leased assets are included in furniture and fixtures at $48,691 and $94,736 less accumulated depreciation of $41,111 and $73,162 at December 31, 1996 and 1995 respectively.

  Future minimum lease payments required under the leases for 1997 is $5,024 with the present value of minimum lease payments totaling $4,866.

7. Federal Home Loan Bank Advances:

  The Company has advances from the Federal Home Loan Bank. These advances range in maturity from ninety days to 15 years with interest rates of between 5.55% and 6.25%. Future maturities on the advances from the Federal Home Loan Bank are as follows:

              1997                $5,570,498
              1998                   930,072
              1999                   243,097
              2000                    28,743
              2001                    30,474
              Subsequent years       203,819
                                   ---------
                                  $7,006,703
                                   ---------
                                   ---------

  The advances are collateralized by a blanket pledge of residential mortgage loans held by the Company. The Company has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $10.5 million for future advances.

8. Income Taxes:
   ------------

  The Company had qualified under provisions of the Internal Revenue Code, which permitted the Company to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction. The Tax Reform Act of 1969 gradually reduced this deduction to 40% for years beginning in 1979. The Tax Reform Act of 1986 reduced this deduction to 8% beginning in 1988.

  A bill repealing the thrift bad debt reserve has been signed into law and is effective for taxable years beginning after December 31, 1995. All savings banks and thrifts will be required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

  Tax reserves accumulated after 1987 will automatically be subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated.

  As a result of the tax law change, the Company is expected to ultimately recapture approximately $82,000 of tax reserves accumulated after 1987, resulting in addition tax payments of $25,000. The recapture of these reserves will not result in any significant income statement effect to the Company. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

  Appropriated and unappropriated retained income at December 31, 1996 included earnings of approximately $1,096,000 representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Company does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Company will be subject to federal income tax at the then current corporate rate.

  An analysis of the provision for federal income taxes is as follows:

                         Years Ended December 31,
                         ------------------------
                          1996      1995     1994
                        -------    -----    ------

           Current      $63,000    1,660    18,037
           Deferred      18,000    8,200    20,300
                        -------    -----    ------
                        $81,000    9,860    38,337
                        -------    -----    ------
                        -------    -----    ------


  At December 31, 1996 and 1995, the deferred components of the Company's income tax liabilities, as included in the statements of financial condition are summarized as follows:

                                            1996       1995
                                            ----       ----

  Deferred tax liabilities:
    FHLB stock dividends                  $82,300     73,200
    Bad debt reserve                        7,000      5,700
    Net unrealized gains on available
        for sale securities                     -     37,024
    Depreciation                            9,000      7,400
                                          -------    -------

        Gross deferred tax liabilities     98,300    123,324
                                          -------    -------
  Deferred tax assets:
    Deferred loan fees                      8,800    (14,600)
    Other                                   2,500     (2,700)
    Net unrealized losses on available
     for sale securities                   35,350          -
                                          -------    -------
        Gross deferred tax assets          46,650    (17,300)
                                          -------    -------

  Valuation allowance                           -          -
                                          -------    -------
  Net deferred tax liability              $51,650    106,024
                                          -------    -------
                                          -------    -------

    The Company's income tax expense differed from the statutory federal rate of 34% as follows:

                                               Years Ended December 31,
                                          1996           1995           1994
                                          ----           ----           ----
    Tax expense at statutory rate       $90,816        13,105         49,676
    Sur - tax exemption                  (6,678)       (5,970)        (9,445)
    Other                                (3,138)        2,725         (1,894)
                                         ------        ------         ------
                                        $81,000         9,860         38,337
                                         ------        ------         ------
                                         ------        ------         ------
    Effective tax rate                     30.3%         25.6%          26.2%
                                           ----          ----           ----
                                           ----          ----           ----

9.  Capital Requirements:
    ---------------------

    The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank financial statements. The regulations require the Savings Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Savings Bank liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Savings Bank must maintain minimum Tier I leverage and Tier II risk-based, ratios as set forth in the table. The Savings Bank's actual capital amounts and ratios are also presented in the table.

                                      December 31, 1996
               -------------------------------------------------------------
                              Required                   Actual     Required
                  Amount       Amount         Excess      Rate        Rate
                  ------      --------        ------     ------     --------
Tier I         $ 5,498,000    1,872,000     3,626,000     11.7         4.0
Tier II          5,556,000    1,845,000     3,711,000     24.1         8.0

                                      December 31, 1995
               -------------------------------------------------------------
                              Required                   Actual     Required
                  Amount       Amount         Excess      Rate        Rate
                  ------      --------        ------     ------     --------
Tier I         $ 3,768,000    1,726,000     2,042,000      8.8         4.0
Tier II          3,828,000    1,726,000     2,102,000     17.8         8.0

10. Corporate Reorganization and Conversion to Stock Form:
    -------------------------------------------------------

    On July 6, 1995, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Lenox Bancorp, Inc. (the Company).

    On July 17, 1996, the Savings Bank completed its conversion to the stock form of ownership and issued all of the Savings Bank's outstanding common shares to the Company.

    In conneciton with the conversion, the Company sold 425,677 shares to depositors of the Savings Bank at a price of $10.00 per share which, after consideration of offering expenses totaling $548,574 and shares purchased by employee benefit plans, resulted in net cash proceeds of $3.37 million.

    At the time of the conversion in July 1996, the Company established a liquidation account in an amount of $3,767,619, which is equal to the Company's regulatory capital at December 31, 1995. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain their savings account in the Company after conversion.

    In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of stock and payment of dividends by the Company, the existence of the liquidation account will not restrict the use or application of such related earnings.

    The Company may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Company to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

11. Retirement Plans:
    -----------------

    In 1992, the Company implemented a 401-K savings plan which covers substantially all employees. The employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Company annually determines the contribution based on the percentage of the employees plan compensation or employee pay contributed to the Plan. The Company matched the employee contribution to the plan up to 5% of employee compensation. Total contributions by the Company and the years ended Decmeber 31, 1996 and 1995 and 1994 were $9,400, $6,803, and $8,852 respectively.

    Concurrent with the conversion from the mutual savings bank form to the stock holding company form of organization, in July 1996, the Company established an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 34,054 shares of common stock in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Bancorp which will be repaid by contributions to the ESOP by the company in the future. Management intends to allocate these shares to eligible employees' accounts over the next seven years. Expense for shares committed to be allocated during 1996 was $17,027. Shares have been committed to be allocated as of December 31, 1996 of 1,446. Remaining unearned shares at December 31, 1996 was 32,608.

    The Company was a member of The Financial Institution Retirement Fund, a multi-employer defined benefit pension plan, for its employees. The Fund is administered by the U.S. League of Savings Institutions which also determines the required pension plan contribution. The pension expense for the years ended December 31, 1995 and 1994 was $8,416 and $4,208. The Company's policy is to fund pension cost accrued. This plan was terminated at June 30, 1995.

12. Other Expenses
    --------------

    Included in other operating expenses are the following expenses which exceed 1% of interest income and other income:

                                       1996         1995          1994
                                       ----         ----          ----
    Legal and litigation             $ 28,589      121,651       32,560
    Other professional fees            51,899       35,687       35,775
    ATM expense                        40,765       51,273       56,695
    NOW account servicing              27,245       30,242       19,156
    Payroll taxes                      31,280       32,112       27,735
    Postage and telephone              31,415       30,108       32,236

13. Fair Value of Financial Instruments:
    ------------------------------------

    The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 were as follows:

                                           1996                    1995
                                      ---------------------   ------------------
                                      Carrying       Fair     Carrying     Fair
                                       Value        Value      Value      Value
                                      --------      -----     --------    ------

    Financial assets:

      Cash and certificates of
        deposit                     $1,277,159  1,277,159  1,401,192  1,401,192
      Investment and mortgage-
        backed securities            7,237,148  7,237,148  7,163,040  7,163,040
      Loans receivable, net         37,495,377 37,439,000 33,383,757 34,476,000
      Accrued interest receivable      285,570    285,570    234,555    234,555

    Financial liabilities:
      Deposits:
       Demand accounts              10,680,881 10,680,881 11,203,087 11,203,087
       Certificates                 21,870,374 21,876,000 22,465,851 22,688,000

      FHLB advances                  7,006,703  7,006,703  5,327,482  5,353,000

14. Summarized Financial Information of the Parent Company:
    -------------------------------------------------------

    The following condensed financial statements summarize the financial position of Lenox Bancorp, Inc. as of December 31, 1996, and the results of its operations for the year then ended.

                                   LENOX BANCORP, INC.

                               Statement of Financial Condition


    Assets:

      Cash                                                   $1,497,814
      Investment in Lenox Savings Bank                        1,889,351
                                                             ----------
                                                             $3,387,165
                                                             ----------
                                                             ----------

    Liabilities and stockholders' equity:
      Liabilities:
        Accounts payable and accrued expenses                     2,526

      Stockholders' equity:
        Common stock                                            425,677
        Additional paid in capital                            3,282,519
        Retained earnings                                         2,523
        Less unearned ESOP shares                              (326,080)
                                                             ----------
                                                              3,384,639
                                                             ----------
                                                             $3,387,165
                                                             ----------
                                                             ----------



                                            Statement of Income


    Interest income                                             $ 23,755
    Professional fees                                            (20,606)
    Income taxes                                                    (626)
                                                                --------
         Net income                                             $  2,523
                                                                --------
                                                                --------

15. Commitment and Contingencies:
    -----------------------------

    The Company was named in a lawsuit related to an age discrimination matter seeking unspecified damages. An agreement to settle the lawsuit in February 1996 was reached by mutual agreement of the parties. All costs associated with the settlement were accrued in the financial statements at December 31, 1995.

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    The following schedule lists commitments and off-balance-sheet items at December 31, 1996 and 1995.

                                    Loan                   Unused
                                Commitments            Lines of Credit
                                -----------            ---------------

             1996                $700,800                   526,262
             1995                 245,600                         -

    In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1996, and all commitments will be funded via cash flow from operations and existing excess liquidity. Of the total loan commitments, at December 31, 1996, $500,800 was fixed rate residential loans. Management expects no losses as a result of these transactions.

16. SAIF Special Assessment:
    ------------------------

    The deposits of the Company are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .00% to .31% of deposits (as compared to the current range of .23% to .31% of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

    On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the Savings Association Insurance Fund (SAIF). All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Company's special assessment was approximately $225,000. The assessment was charged against earnings during the 1996 year. Beginning January 1, 1997, SAIF members will be assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium.
    At the present time the regular insurance premium which applies to the Company is the minimum. Other provisions of the appropriations package require the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and Bank Insurance Fund (BIF) by January 1, 1999, provided that the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

17. Selected Quarterly Financial Data (unaudited):
    ----------------------------------------------

Summarized quarterly financial information for the quarters after the conversion is as follows:

                                          Quarter Ended         Quarter Ended
                                        September 30, 1996    December 31, 1996
                                        ------------------    -----------------

      Interest income                         $  844                907
      Interest expense                           487                487
                                              ------               ----
         Net interest income                     357                420
      Other income                                29                 44
      Other expenses                             477                308
                                              ------               ----
         Income (loss) before
           provision for income taxes            (91)               156
      Provision (credit) for income taxes        (38)                51
                                              ------               ----
         Net income (loss)                    $  (53)               105
                                              ------               ----
                                              ------               ----

      Earnings (loss) per share               $(0.14)              0.27
                                              ------               ----
                                              ------               ----

Stock Price Information

Lenox Bancorp, Inc.'s common stock trades over the counter through the National Daily Quotation Service "Pink Sheet" published by the National Daily Quotation Bureau, Inc. under the symbol: LNXC. The table below shows the reported high and low sales prices of the common stock during the periods indicated in fiscal 1996. The common stock began trading on July 18, 1996.


----------------------------------------------------------------------------
                                              High         Low
----------------------------------------------------------------------------
Fourth Quarter, 1996                         $14.00       $10.50
Third Quarter, 1996                          $11.75       $ 9.88
----------------------------------------------------------------------------


Lenox Bancorp, Inc. had approximately 235 shareholders at December 31, 1996 based upon shareholders of record and an estimate of shares held in nominee names.