Form 10KSB, Exhibit 13
period 1997-12-31
LENOX BANCORP INC
filed 1998-03-25
CIK 1000050

MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

         The Company does not transact any material business other than though its wholly-owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowing. The Bank also generates non-interest income such as service fee income. The Bank's general, administrative and other expenses primarily consist of employee compensation, occupancy and equipment expense, federal deposit insurance premiums, franchise taxes and other operating expenses. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and action of regulatory agencies. The Bank exceeded all of its regulatory capital requirements at December 31, 1997.

         The following pages provide an overview of the general business and financial condition as of December 31, 1997, and results of operations for fiscal 1997, as compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Bank's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in the Bank's general market area.

         The forward-looking statements contained herein include, but are not limited to the following matters.

         1) Management's analysis of the interest rate risk of the Bank as set forth under "Asset and Liability Management."

         2) Management's determination of the amount of the allowance for loan losses as set forth under "Comparison of Operating Results for the Years Ended December 31, 1997 and December 31, 1996" and "Comparison of Operating Results for the Years Ended December 31, 1996 and December 31, 1995."

         3) Management's discussion of the liquidity of the Bank's assets and the regulatory capital of the Bank as set forth under "Liquidity and Capital Resources."

ASSET AND LIABILITY MANAGEMENT

         The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or re-price within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities maturing or re-pricing within a specific time frame. A gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets maturing or re-pricing within that same time frame. Accordingly, in a rising interest rate environment, an institution with a negative gap would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on its assets increasing at a slower pace than the increase in the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a negative gap would tend to have its assets repricing at a slower rate than its interest-bearing liabilities, which consequently, may result in its net interest income growing at a faster rate then an institution with a positive gap.

         The Bank's liabilities include a high level of short-term certificates of deposit. These accounts typically react more quickly to changes in market interest rates than the Bank's investments in mortgage-backed and related securities and mortgage loans because of the shorter maturity and re-pricing characteristics of deposits. As a result, generally, sharp increases in interest rates may adversely affect earnings while decreases in interest rates may beneficially affect earnings.

         In managing its interest rate risk the Bank makes every effort to provide a more equal match between the maturity of its liabilities and the maturity or repricing of its investments. In monitoring this process the Bank regularly conducts a comprehensive analysis of the Bank's balance sheet. The Bank utilizes a discounted cash flow analysis arriving at a mark-to-market comparison of assets and liabilities to book values and in calculating the net present value of the Bank's equity position. The primary focus is on managing market value and total return. In addition, but to a much lesser degree, the Bank will review its asset-liability gap position as an indication of how it is faring on matching its asset/liability maturity-repricing profile.

         The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997, that are expected to reprice or mature in each of the future time periods shown, based on certain assumptions. Except as stated below, the assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. All mortgage-backed securities, and mortgages secured by one- to four-family residences are assumed to prepay at a constant prepayment rate of 14%, which was chosen based upon a consensus of prepayment rates that apply to various weighted average maturities and which are published by the larger brokerage houses who deal in mortgage-backed and related securities. Lines of credit reprice monthly, and consumer loans are based on amortized balances. Additionally, all variable rate deposit accounts assume a 10% decay rate with the remainder due in the tenth year for all periods. The liability assumptions for variable rate deposit accounts were derived partly from industry methodology standards of valuing core deposits and a blend of the Bank's own historical experience. Management believes that all of the above assumptions are reasonable.

         Certain shortcomings are inherent in the method of analysis presented in the following table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short term basis and over the life of the assets. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their ARM loans may decrease in the event of an interest rate increase.

         As shown by the table below, increases in interest rates will result in net decreases in the Bank's net portfolio value, while decreases in interest rates will result in smaller net increases in the Bank's net portfolio value.

         The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1997, based on the information and assumptions set forth above.

                                                                   AT DECEMBER 31, 1997
                                               --------------------------------------------------------------
                                                  THREE           FOUR            ONE TO         THREE TO
                                                 MONTHS         MONTHS TO         THREE            FIVE
                                                 OR LESS        ONE YEAR          YEARS           YEARS
                                               --------------------------------------------------------------
                                                                  (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest bearing deposits..................       $272        $   --          $   --          $   --
  Investments................................                                       90              83
  Mortgage-backed securities.................        203           587           1,304             964
  Loans receivable, net......................      2,382         3,517           9,255           6,743
                                                  ------        ------         -------          ------
        Total interest earning assets........     $2,857        $4,104         $10,649          $7,790
                                                  ======        ======         =======          ======

INTEREST BEARING LIABILITIES:
  Certificate accounts.......................     $4,610        $7,477          $7,097          $2,438
  Money market savings accounts..............         77           225             403             451
  Passbook accounts..........................        128           375             878             711
  NOW accounts...............................         51           149             350             283
  FHLB advances..............................      2,488         1,439           3,124           5,062
                                                  ------        ------         -------          ------
        Total interest bearing liabilities...     $7,354        $9,665         $11,852          $8,945
                                                  ======        ======         =======          ======

Interest rate sensitivity gap................    $(4,497)      $(5,561)        $(1,203)        $(1,155)
                                                 ========      ========        ========        ========
Cumulative interest rate sensitivity gap.....    $(4,497)     $(10,058)       $(11,261)       $(12,416)
                                                 ========     =========       =========       =========
Cumulative interest rate sensitivity gap
  as a percentage of total assets............      (8.73)%      (19.53)%        (21.86)%        (24.10)%
                                                   ======       =======         =======         =======
Cumulative interest rate sensitivity gap
  as a percent of total liability............     (10.10)%      (22.58)%        (25.28)%        (27.87)%
                                                  =======       =======         =======         =======


                                                              AT DECEMBER 31, 1997
                                                  ---------------------------------------------
                                                      FIVE TO         MORE
                                                        TEN           THAN
                                                       YEARS           TEN          TOTAL
                                                  ---------------------------------------------
                                                             (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest bearing deposits..................       $   --        $    --            $272
  Investments................................        2,102          2,814           5,089
  Mortgage-backed securities.................        1,450          1,288           5,796
  Loans receivable, net......................        9,065          8,040          39,002
                                                   -------        -------         -------
        Total interest earning assets........      $12,617        $12,142         $50,159
                                                   =======        =======         =======

INTEREST BEARING LIABILITIES:
  Certificate accounts.......................        $  --          $  --         $21,622
  Money market savings accounts..............        1,924             --           3,080
  Passbook accounts..........................        3,033             --           5,125
  NOW accounts...............................        1,207             --           2,040
  FHLB advances..............................          137             37          12,287
                                                   -------        -------         -------
        Total interest bearing liabilities...       $6,301         $   37         $44,154
                                                    ======         ======         =======

Interest rate sensitivity gap................       $6,316        $12,105          $6,005
                                                   =======        =======         =======
Cumulative interest rate sensitivity gap.....      $(6,100)        $6,005
                                                   =======        =======
Cumulative interest rate sensitivity gap
  as a percentage of total assets............       (11.84)%        11.66%
                                                    =======         =====
Cumulative interest rate sensitivity gap
  as a percent of total liability............       (13.69)%        13.48%
                                                    =======         =====

AVERAGE BALANCE SHEET

         The following table sets forth certain information relating to the Bank at December 31, 1997 and for the years ended December 31, 1997, 1996 and 1995. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused a material difference in the information presented. The yields and costs include fees which are considered adjustments to yields.

                                                                                           YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------------------------
                                                 AT DECEMBER 31, 1997                  1997                                1996
                                                ----------------------     ------------------------------    ---------------------
                                                             AVERAGE                             AVERAGE
                                                              YIELD/       AVERAGE               YIELD/        AVERAGE
                                                  BALANCE      COST        BALANCE   INTEREST     COST         BALANCE    INTEREST
                                                  -------      ----        -------   --------     ----         -------    --------
                                                                                           (DOLLARS IN THOUSANDS)
ASSETS:
   Interest-earning assets:
      Interest bearing deposits.................     $ 272     5.82%      $   558    $    27      4.84%        $  489     $   25
      Investments...............................     5,089     7.14         6,267        451      7.20          7,049        521
      Mortgage-backed securities................     5,796     6.85         1,221         88      7.21          1,125         80
      Loans receivable, net.....................    39,002     7.77        38,943      2,977      7.64         35,449      2,710
                                                    ------     ----        ------      -----      ----         ------      -----
         Total interest-earning assets..........    50,159     7.59        46,989      3,543      7.54         44,112      3,336
   Non-interest-earning assets..................     1,350                  1,128                               1,623
                                                    ------                  -----                              ------
         Total assets...........................   $51,509                $48,117                             $45,735
                                                    ======                =======                             =======

LIABILITIES AND EQUITY:
   Interest-bearing liabilities:
      Deposits..................................   $31,867     4.82%      $31,134     $1,487      4.78%       $34,224     $1,603
      FHLB advances.............................    12,287     5.78         9,499        541      5.70          5,924        342
      Capitalized lease obligations.............        --       --            --         --        --             13          1
                                                 ---------  -------     ---------    ------- ---------        -------     ------
         Total interest-bearing liabilities.....    44,154     5.07        40,633      2,028      4.99         40,161      1,946
   Non-interest-bearing liabilities.............       390                    287                                   6
                                                   -------                -------                             -------
         Total liabilities......................    44,544                 40,920                              40,167
   Retained earnings............................     6,965                  7,197                               5,568
                                                    ------                 ------                             -------
         Total liabilities and retained
             earnings...........................   $51,509                $48,117                             $45,735
                                                   =======                =======                             =======

Net interest income/interest rate spread........               2.52%                  $1,515      2.55%                   $1,390
                                                               ====                   ======      ====                    ======

Net interest-earning assets.....................    $6,005                 $6,356                              $3,951
                                                    ======                 ======                              ======

Net interest margin.............................                                                  3.22%
                                                                                                  ====

Ratio of interest-earning assets to
    interest-bearing liabilities...............              113.60%                            115.64%
                                                             ======                             ======

                                                              YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------
                                                                               1995
                                                    -----------   -------------------------------
                                                       AVERAGE                          AVERAGE
                                                       YIELD/      AVERAGE               YIELD/
                                                        COST       BALANCE   INTEREST     COST
                                                        ----       -------   --------     ----
                                                               (DOLLARS IN THOUSANDS)
ASSETS:
   Interest-earning assets:
      Interest bearing deposits.................         5.11%     $  473     $   24      5.07%
      Investments...............................         7.39       6,601        452      6.83
      Mortgage-backed securities................         7.11         827         66      7.98
      Loans receivable, net.....................         7.64      32,279      2,438      7.56
                                                         ----      ------      -----      ----
         Total interest-earning assets..........         7.56      40,180      2,980      7.42
   Non-interest-earning assets..................                    1,413
                                                                   ------
         Total assets...........................                  $41,593
                                                                  =======

LIABILITIES AND EQUITY:
   Interest-bearing liabilities:
      Deposits..................................         4.68%    $34,259     $1,649      4.81%
      FHLB advances.............................         5.77       3,199        197      6.16
      Capitalized lease obligations.............         7.69          26          2      7.69
                                                         ----     -------      -----      ----
         Total interest-bearing liabilities.....         4.84      37,484      1,848      4.93
   Non-interest-bearing liabilities.............                      319
                                                                  -------
         Total liabilities......................                   37,803
   Retained earnings............................                    3,790
                                                                  -------
         Total liabilities and retained
             earnings...........................                  $41,593
                                                                  =======

Net interest income/interest rate spread........         2.72%                $1,132      2.49%
                                                         ====                 ======      ====

Net interest-earning assets.....................                   $2,696
                                                                   ======

Net interest margin.............................         3.15%                            2.82%
                                                         ====                             ====

Ratio of interest-earning assets to
    interest-bearing liabilities...............        109.84%                          107.19%
                                                       ======                           ======

RATE/VOLUME ANALYSIS

         The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the period indicated. Information is provided in each category with respect to
(i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

                                                 YEAR ENDED DECEMBER 31, 1997                  YEAR ENDED DECEMBER 31, 1996
                                                          COMPARED TO                                   COMPARED TO
                                                 YEAR ENDED DECEMBER 31, 1996                  YEAR ENDED DECEMBER 31, 1995
                                          -------------------------------------------   -------------------------------------------
                                              INCREASE (DECREASE)                           INCREASE (DECREASE)
                                                     DUE TO                                        DUE TO
                                          ----------------------------                  ----------------------------
                                            VOLUME            RATE            NET          VOLUME            RATE            NET
                                          -----------      -----------     ----------   ------------      ----------      ---------
                                                                                (IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Interest earning deposits..........        $3              $--             $3             $1             $--               $1
   Investments........................       (56)               1            (55)            32              37               69
   Mortgage-backed securities.........         7              (14)            (7)            20              (6)              14
   Loans receivable, net..............       267               (1)           266            242              30              272
                                             ---              ---            ---            ---              --              ---
        Total interest income.........       221              (14)           207            295              61              356

INTEREST-BEARING LIABILITIES:
   Deposits...........................      (148)              32           (116)            (2)            (44)             (46)
   FHLB advances......................       204               (5)           199            156             (11)             145
   Capitalized lease obligations......        (1)               -             (1)            (1)              -               (1)
                                             ---              ---            ---            ---             ---              ---
        Total interest expense........        55               27             82            153             (55)              98
                                              --               --             --            ---            ----               --

Net change in net interest income.....      $166             $(41)          $125           $142            $116             $258
                                            ====             =====          ====           ====            ====             ====




COMPARISON OF FINANCIAL CONDITION AT
DECEMBER 31, 1997 AND DECEMBER 31, 1996.

         Total assets increased $4.4 million, or 9.4% to $51.5 million at December 31, 1997, from $47.1 million at December 31, 1996. The increase is primarily attributable to an increase in loans and investments. Loans increased
$1.5 million, or 4.0% to $39.0 million at December 31, 1997, from $37.5 million at December 31, 1996. Cash due from banks decreased $451,000 or 40.4% to $664,000 at December 31, 1997, from $1.1 million at December 31, 1996.
Investment securities, (including mortgage-backed securities and collateralized mortgage obligations), increased $2.9 million, or 40.3% to $10.1 million at December 31, 1997, from $7.2 million at December 31, 1996. The primary source of funds used to increase the balance of loans outstanding and investments was the decrease in cash due from banks and increase in borrowings from the Federal Home
Loan Bank, which was partially offset by a decrease in deposits.

         Advances from the Federal Home Loan Bank increased $5.3 million, or
75.4% to $12.3 million at December 31, 1997, from $7.0 million at December 31,
1996. The majority of the advances mature within five years.

         Deposits decreased $685,000, or 2.1% to $31.9 million at December 31,
1997, from $32.6 million at December 31, 1996. The decrease is primarily due to the Bank's decision not to aggressively pursue broker deposits.

         Stockholders' equity decreased $305,000, or 4.2% to $7.0 million at December 31, 1997, from $7.3 million at December 31, 1996. The decrease primarily was the result of the Company repurchasing 17,735 shares of its common stock at a total cost of $285,000, plus the expense associated with the Company's stock benefit plans of $274,000 offset by net income of $195,000, and an increase in unrealized gain of $70,000 net of income taxes.

COMPARISON OF OPERATING RESULTS FOR THE YEARS
ENDED DECEMBER 31, 1997 AND DECEMBER 31,
1996.

         GENERAL. The Bank's net income for the year ended December 31, 1997, increased by $9,000 or 4.9% to $195,000 as compared to $186,000 for year ended
December 31, 1996, primarily due to an increase in interest income of $207,000 to $3.5 million from $3.3 million for fiscal 1996, offset by a reduction in other income of $22,000 to $131,000 from $153,000 for fiscal 1996, an increase in interest expense of $82,000 to $2.0 million from $1.9 million for fiscal 1996 and increase in provision for income taxes of $38,000 to $119,000 for 1997 from $81,000 for 1996.

         INTEREST INCOME. Interest income for the year ended December 31, 1997, was $3.5 million compared to $3.3 million for the year ended December 31, 1996, an increase of $207,000 or 6.2%. The increase in interest income was primarily due to an increase in the average interest earning assets from $44.1 million for year ending December 31, 1996, to $47.0 million for the year ending December 31, 1997. The increase in average interest earning assets was primarily in loans receivable, as average loans outstanding increased to $38.9 million for the year ending December 31, 1997, from $35.5 million for the year ending December 31, 1996. The Bank used borrowings from the Federal Home Loan Bank to enhance originations of one- to four-family loans during 1997. The average balance of mortgage backed securities, investments, and other interest earning assets in total decreased $617,000 to $8.0 million for the year ended December 31, 1997, compared with $8.7 million for the year ended December 31, 1996.

         INTEREST EXPENSE. Interest expense increased by $82,000 or 4.2%, to $2.0 million for the year ended December 31, 1997, from $1.9 million for the year ended December 31, 1996. The increase resulted primarily from an increase in interest expense on advances from the FHLB of $198,000, or 57.9% to $541,000 for year ended December 31, 1997, from $343,000 for year ended

December 31, 1996, offset by a decrease in interest expense on deposits of $116,000 from $1.6 million for year ended December 31, 1996, to $1.5 million for year ended December 31, 1997. The increase in interest bearing liabilities continued to fund growth, including through the funding of loan demand and purchase of investment securities. The average balance of borrowings from the FHLB increased $3.6 million from $5.9 million for the year ending December 31, 1996, to $9.5 million for the year ending December 31, 1997, whereas the average interest bearing deposits decreased $3.1 million from $34.2 million for year ending December 31, 1996, to $31.1 million for year ending December 31, 1997.
The Bank has experienced an increase in the interest rate paid on interest bearing deposits to 4.78% for year ending December 31, 1997, compared to 4.68% for year ending December 31, 1996. The interest rate on average borrowing from the FHLB decreased from 5.77% for year ending 1996 to 5.70% for year ending
December 31, 1997.

         PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased $11,000 for year ending December 31, 1997, compared to no provision for year ending December 31, 1996. As a result, the allowance at December 31, 1997, totaled $66,000. The increase was a result of the increase in loan production and was not a reflection of asset quality. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses, at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The Bank has seen a slight increase in non-performing loans as of December 31, 1997, to $174,000 at December 31, 1997, from $109,000 at December 31, 1996.

         OTHER INCOME. Other income decreased $22,000 or 14.7% from $154,000 for the year ending December 31, 1996, to $131,000 for the year ending December 31, 1997. The decrease was primarily due to no gain on sale of real estate owned for year ending December 31, 1997, compared to $12,000 for year ending December 31, 1996, and no gain on sale of investments for the year ending December 31, 1997, compared to $26,000 for the year ending December 31, 1996, offset by an increase in service fee income of $16,000 or 13.6% to $131,000 for the year ending
December 31, 1997, from $115,000 for the year ending December 31, 1996.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General, administrative and other expenses increased $45,000 or 3.5% to $1.32 million for the year ending
December 31, 1997, from $1.28 million for the year ending December 31, 1996. The increase was primarily due to normal increases in salaries, staffing for the new branch office and employee benefit plans of $103,000 or 22.8% from $448,000 for the year ending December 31, 1996, to $551,000 for the year ending December 31, 1997. The increase in salary expenses was primarily due to an increase of staff.
The occupancy and equipment expense increased $18,000 or 10.9%, from $167,000 for the year ending December 31, 1996, to $185,000 for the year ending December
31, 1997, primarily due to the opening of the new branch. Franchise taxes increased $33,000 or 61.8% from $52,000 for the year ending December 31, 1996, to $85,000 for the year ending December 31, 1997. Other expenses increased
$153,000 or 46.9% and was due to additional expenses of operating a public company and more aggressive marketing in conjunction with opening the new branch. The increases were offset by a reduction in FDIC insurance premiums of $262,000, or 92.5% from $283,000 for year ending December 31, 1996, to $21,000 for year ending December 31, 1997. General, administrative and other expenses in 1996 were unusually high due to the special assessment related to the recapitalization of the SAIF fund of $225,000.

INCOME TAX EXPENSE. The tax expense increased to $38,000 or 46.9% from $81,000 for the year ending December 31, 1996, to $119,000 for the year ending December
31, 1997. The increase in income taxes is due to the increase in net income before taxes from $267,000 for the year ending December 31, 1996, to $314,000 for the year ending December 31, 1997. The effective tax rates for the years ending December 31, 1997 and 1996 were 34% and 30%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS
ENDED DECEMBER 31, 1996 AND DECEMBER 31,
1995.

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

         INTEREST INCOME. Interest income for the year ended December 31, 1996, was $3.34 million compared to $2.98 million for the year ended December 31, 1995, an increase of approximately $355,000 or 12.0%. The increase in interest income was primarily due to an increase in the average interest earning assets from $40.2 million for the year ended December 31, 1995 to $44.1 million for the year ended December 31, 1996. The increase in average interest earning assets was primarily in loans receivable as average loans outstanding increased to $35.5 million for the year ended December 31, 1996, from $32.3 million for the year ended December 31, 1995. The Bank has continued to emphasize the origination of one- to four-family loans during 1996 and the proceeds from the stock conversion were used primarily for loan origination. The Bank also experienced an increase in the average yield on interest earning assets as the rate increased to 7.56% for the year ending December 31, 1996, from 7.42% for the year ended December 31, 1995. The average balance of mortgage backed securities, investments, and other interest earning assets in total increased
$762,000 to $8.7 million for the year ended December 31, 1996, from $7.9 million for the year ended December 31, 1995. The increase in other interest earning assets was due to borrowings from the FHLB to fund the growth.

         INTEREST EXPENSE. Interest expense increased $98,000 or 5.3% from $1.8 million for the year ended December 31, 1995, to $1.9 million for the year ended
December 31, 1996. Average interest bearing liabilities increased $2.7 million to $40.2 million for the year ended December 31, 1996, from $37.5 million for the year ended December 31, 1995. This increase in interest bearing liabilities was used to fund the asset growth. The Bank has continued to fund loan demand with the use of borrowings from the FHLB. The majority of these borrowings are short-term loans with terms of less than one year. The Bank continues to believe that short term borrowings are less costly than raising rates on deposit accounts in the current competitive deposit market. The average balance of deposits for the year ended December 31, 1996, has remained relatively stable and was $34.22 million for the year ended December 31, 1996, compared to $34.26 for the year ended December 31, 1995. The Bank has increased its average borrowings from the FHLB to $5.9 million for the year ended December 31, 1996, from $3.2 million for the year ended December 31, 1995. The Bank has experienced a reduction in the average interest rate paid on interest bearing liabilities to 4.84% for the year ended December 31, 1996, from 4.93% for the year ended
December 31, 1995, as the rates on borrowings and deposits have decreased during the year ended December 31, 1996, as compared to December 31, 1995.

         PROVISION FOR LOAN LOSSES. The Bank had no provision for loan losses for the year ended December 31, 1996, as compared to a credit of $2,000 for the year ended December 31, 1995. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses, at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The Bank has seen a slight increase in non-performing loans as of December 31, 1996, to $109,000 at December 31, 1996, from $89,000 at December 31, 1995.

         OTHER INCOME. Other income increased $51,000 or 50%, to $153,000 for the year ended December 31, 1996, from $102,000 for the year ended December 31, 1995. The increase was due primarily to gain on sale of investments of $26,000 and gain of real estate owned of $12,000 for the year ended December 31, 1996, with no corresponding amounts for the year ended December 31, 1995.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General, administrative and other expenses increased $78,000 or 6.5% to $1.3 million for the year ended
December 31, 1996, from $1.2 million for the year ended December 31, 1995. The increase in general, administrative and other expenses was due to the special assessment related to the recapitalization of the SAIF fund during the third quarter of 1996. The Bank's assessment was $225,000. Excluding this charge the bank reduced general, administrative and other expenses by approximately
$147,000 to $1.05 million for the year ended December 31, 1996. The reduction was due primarily to a reduction in other operating expenses of $102,000 from $428,000 for the year ended December 31, 1995, to $326,000 for the year ended
December 31, 1996, as the Bank did not have expenses related to a lawsuit which was settled in 1995. The Bank also experienced a reduction in the occupancy and equipment expense of $48,000 as the Bank benefitted from changing to a new provider of data processing services.

         INCOME TAX EXPENSE. Income tax expense increased $71,000 to $81,000 for the year ended December 31,1996 from $10,000 for the year ended December 31, 1995. The increase in income taxes is due to the increase in the net income before taxes from $38,000 to $267,000 for the years ended December 31,1995 and 1996 respectively. The effective tax rates for the years ended December 31, 1996, and 1995 were 30% and 26%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of funds are deposits, principal and interest payments on loans and FHLB advances. While maturities and scheduled amortization of loans are predictable sources of funds, deposits flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. Due to the declining interest rate environment in 1992 and 1993 and management's determination not to aggressively price its deposit products, the Bank experienced a decline in its level of deposits. The
FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the Bank. The Bank will maintain a minimum level of liquidity, as defined by the FDIC, such that the total of cash and marketable investment securities divided by total deposits and short term liabilities will exceed 15%. The Bank's liquidity ratios were 17%, 21.6%, and 25% at December 31, 1997, 1996 and 1995, respectively.

         The primary investment activity of the Company is the origination of one- to four-family mortgage loans and consumer loans, and the purchase of investments. During the years ended December 31, 1997, 1996, and 1995, the Bank originated mortgage loans in the amounts of $6.5 million, $9.3 million and 6.2 million, respectively, and consumer loans in the amount of $2.4 million, $1.3 million and $2.1 million, respectively.

         The FDIC has adopted risk-based capital ratio guidelines to which the Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

         These guidelines divide a bank's capital into two tiers. The first tier
("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues), retained earnings and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debts and allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain a Tier I leverage ratio, including tangible capital positions, well above the minimum levels.

         In addition, the FDIC established guidelines prescribing a minimum Tier
I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, provided that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1997, the Bank maintained a leverage ratio of 11.8% and total capital to risk weighted assets ratio of 23.5%. See Note 9 to the Financial Statements appearing elsewhere in this Annual Report.

         The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 1997, cash and short term investments totaled $837,000.

         At December 31, 1997, the Bank had outstanding loan commitments
(including undisbursed loan proceeds and unused lines of credit) of $1.5 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposits which are scheduled to mature in one year or less from December 31, 1997, totaled
$12.1 million.

IMPACT OF INFLATION AND CHANGING PRICES

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operation. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

                          Independent Auditors' Report


The Board of Directors
Lenox Bancorp Inc.:

We have audited the accompanying consolidated balance sheets of Lenox Bancorp
Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenox Bancorp Inc.
as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.
----------------------------------

Cincinnati, Ohio
January 23, 1998

                               LENOX BANCORP INC.

                          Consolidated Balance Sheets

                           December 31, 1997 and 1996

                                     Assets
                                     ------

                                                                                              December 31,
                                                                                ------------------------------------------
                                                                                       1997                 1996
                                                                                       ----                 ----
Cash and due from banks (including federal
     funds of $83,627 and $364,337 at
     December 31, 1997 and 1996)                                                  $   663,856            1,114,879
Certificates of deposit                                                               172,686              162,280
Investment securities - available for
     sale, at fair value (amortized cost
     of $4,293,779 and $6,192,698 at
     December 31, 1997 and 1996)                                                    4,291,434            6,088,737
Mortgage-backed securities - available
     for sale, at fair value (amortized
     cost of $1,026,034 and $1,148,411 at
     December 31, 1997 and 1996)                                                    1,030,094            1,148,411
Collateralized mortgage obligations - held to
     maturity (fair value of $4,761,235 at
     December 31, 1997)                                                             4,765,592                    -
Loans receivable, net                                                              39,002,257           37,495,377
Accrued interest receivable:
     Loans                                                                            153,435              148,392
     Mortgage-backed securities                                                         6,760                7,572
     Collateralized mortgage obligations                                               26,525                    -
     Investments and certificates of deposit                                           84,098              129,606
Property and equipment, net                                                           598,090              263,651
Federal Home Loan Bank stock - at cost                                                625,100              436,000
Prepaid expenses and other assets                                                      88,681               79,450
                                                                                  -----------           ----------

                                                                                  $51,508,608           47,074,355
                                                                                  ===========           ==========




See accompanying notes to financial statements.

                      Liabilities and Stockholders' Equity
                      ------------------------------------

                                                                                              December 31,
                                                                                ------------------------------------------
                                                                                       1997                 1996
                                                                                       ----                 ----
Deposits                                                                          $31,866,533           32,551,255
Advances from Federal Home Loan Bank                                               12,287,123            7,006,703
Capitalized lease obligations                                                               -                4,867
Advance payments by borrowers for taxes
     and insurance                                                                    134,075               93,643
Accrued expenses                                                                      117,669               52,440
Accrued federal income taxes                                                           40,000               44,000
Deferred federal income taxes                                                          98,583               51,650
                                                                                  -----------           ----------
                                                                                   44,543,983           39,804,558
                                                                                  -----------           ----------
Commitments                                                                                 -                    -

Stockholders' equity:
     Common stock-authorized 2,000,000 shares
        no par value, 425,677 issued and 400,258 and
        425,677 outstanding at December 31, 1997                                            -                    -
        and 1996, respectively
     Additional paid in capital                                                     3,712,823            3,710,763
     Retained earnings - substantially restricted                                   4,072,811            3,953,726
     Unearned ESOP shares                                                            (281,723)            (326,080)
     Shares acquired for Stock Incentive Plan                                        (128,689)                   -
     Less 25,419 shares held in treasury                                             (411,729)                   -
     Unrealized gain (loss) on available for sale
        securities, net of income taxes                                                 1,132              (68,612)
                                                                                  -----------           ----------
                                                                                    6,964,625            7,269,797
                                                                                  -----------           ----------

                                                                                  $51,508,608           47,074,355
                                                                                  ===========           ==========

                               LENOX BANCORP INC.

                       Consolidated Statements of Income

                      Three Years Ended December 31, 1997

                                                                   1997                1996                1995
                                                                   ----                ----                ----
Interest and dividend income:
     Loans                                                 $    2,976,736           2,710,337           2,438,277
     Mortgage-backed securities                                    78,082              79,968              66,438
     Collateralized mortgage obligations                            9,915                   -                   -
     Investments and interest bearing deposits                    441,694             516,614             449,180
     Federal Home Loan Bank                                        36,354              29,235              26,593
                                                                ---------           ---------           ---------
                                                                3,542,781           3,336,154           2,980,488
                                                                ---------           ---------           ---------
Interest expense:
     Deposits                                                   1,487,274           1,603,571           1,649,038
     Borrowed money and capitalized leases                        541,184             342,828             199,076
                                                                ---------           ---------           ---------
                                                                2,028,458           1,946,399           1,848,114
                                                                ---------           ---------           ---------

          Net interest income before provision
             for loan losses                                    1,514,323           1,389,755           1,132,374

Provision (credit) for loan losses                                 10,500                  -               (2,000)
                                                                ---------           ---------           ---------

          Net interest income after provision
             for loan losses                                    1,503,823           1,389,755           1,134,374
                                                                ---------           ---------           ---------

Other income:
     Service fee and other income                                 130,988             115,343             102,356
     Gain on sale of real estate owned                                  -              12,295                   -
     Gain on sale of investments                                        -              25,917                   -
                                                                ---------           ---------           ---------
                                                                  130,988             153,555             102,356
                                                                ---------           ---------           ---------
General, administrative and other expenses:
     Compensation and employee benefits                           550,460             448,229             427,028
     Occupancy and equipment                                      185,002             166,833             215,345
     Federal deposit insurance premiums                            21,288             282,673              79,773
     Franchise taxes                                               84,495              52,221              48,045
     Other operating expenses                                     479,258             326,247             427,995
                                                                ---------           ---------           ---------
                                                                1,320,503           1,276,203           1,198,186
                                                                ---------           ---------           ---------
          Income before provision for
             income taxes                                         314,308             267,107              38,544

Provision for income taxes                                        119,019              81,000               9,860
                                                                ---------           ---------           ---------

          Net income                                       $      195,289             186,107              28,684
                                                                =========           =========           =========

Basic earnings per share (since July 1, 1996)              $         0.51                0.13                 N/A
                                                                =========           =========           =========

Diluted earnings per share (since July 1, 1996)            $         0.51                0.13                 N/A
                                                                =========           =========           =========


See accompanying notes to financial statements.

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 1997

                                                                                                  Unrealized
                                                                                                  Gain (Loss)
                                                           Additional                Unearned    on Available
                                                Common      Paid in      Retained      ESOP        for Sale
                                                Stock       Capital      Earnings     Shares      Securities
                                                -----       -------      --------     ------      ----------
Balance at December 31, 1994                        -             -     3,738,935          -               -

Net income for the year ended
     December 31, 1995                              -             -        28,684          -               -

Net unrealized gain on available-
     for-sale securities net of tax
     of $37,024, upon transfer of
     securities at December 31, 1995                -             -             -          -          80,511
                                            ---------     ---------     ---------   ---------       ---------
Balance at December 31, 1995                        -             -     3,767,619          -          80,511

Reorganization to a stock company
     with the issuance of common
     stock                                          -     3,708,196             -   (340,540)              -

Net income for the year ended
     December 31, 1996                              -             -       186,107          -               -

Decrease in unrealized gain (loss) on
     available-for-sale securities net of
     tax of $72,374                                 -             -             -          -        (149,123)

ESOP shares committed to be
     allocated at average market price              -         2,567             -     14,460               -
                                            ---------     ---------     ---------   ---------       ---------
Balance at December 31, 1996                        -     3,710,763     3,953,726   (326,080)        (68,612)
                                            ---------     ---------     ---------   ---------       ---------





                                                               Stock
                                               Treasury      Incentive
                                                Stock          Plan         Total
                                                -----          ----         -----
Balance at December 31, 1994                        -             -      3,738,935

Net income for the year ended
     December 31, 1995                              -             -         28,684

Net unrealized gain on available-
     for-sale securities net of tax
     of $37,024, upon transfer of
     securities at December 31, 1995                -             -         80,511
                                            ---------     ---------      ---------
Balance at December 31, 1995                        -             -      3,848,130

Reorganization to a stock company
     with the issuance of common
     stock                                          -             -      3,367,656

Net income for the year ended
     December 31, 1996                              -             -        186,107

Decrease in unrealized gain (loss) on
     available-for-sale securities net of
     tax of $72,374                                 -             -       (149,123)

ESOP shares committed to be
     allocated at average market price              -             -         17,027
                                            ---------     ---------      ---------
Balance at December 31, 1996                        -             -      7,269,797
                                            ---------     ---------      ---------



See accompanying notes to financial statements.

                              LENOX BANCORP, INC.

            Consolidated Statement of Changes in Stockholders' Equity

                      Three Years Ended December 31, 1997

                                                                                                  Unrealized
                                                                                                  Gain (Loss)
                                                           Additional                Unearned    on Available
                                                Common      Paid in      Retained      ESOP        for Sale
                                                Stock       Capital      Earnings     Shares      Securities
                                                -----       -------      --------     ------      ----------
Balance at December 31, 1996                        -     3,710,763     3,953,726   (326,080)       (68,612)

Net income for the year ended
     December 31, 1997                              -             -       195,289          -              -

ESOP shares committed to be
     allocated at average market price              -        11,610             -     44,357              -

Shares acquired for future Stock
     Incentive Plan awards                          -             -             -          -              -

Shares acquired to be held in treasury              -             -             -          -              -

Stock Incentive Plan awards                         -        (9,550)            -          -              -

Amortization of Stock Incentive Plan                -             -             -          -              -

Increase in unrealized gain (loss) on
     available-for-sale securities net of
     tax of $35,933                                 -             -             -          -         69,744

Cash dividends of $.20 per share                    -             -       (76,204)         -              -
                                            ---------     ---------     ---------   --------       --------
Balance at December 31, 1997              $         -     3,712,823     4,072,811   (281,723)         1,132
                                            =========     =========     =========   ========       ========




                                                              Stock
                                              Treasury      Incentive
                                               Stock          Plan         Total
                                               -----          ----         -----
Balance at December 31, 1996                       -             -      7,269,797

Net income for the year ended
     December 31, 1997                             -             -        195,289

ESOP shares committed to be
     allocated at average market price             -             -         55,967

Shares acquired for future Stock
     Incentive Plan awards                  (274,111)            -       (274,111)

Shares acquired to be held in treasury      (285,125)            -       (285,125)

Stock Incentive Plan awards                  147,507      (137,957)             -

Amortization of Stock Incentive Plan               -         9,268          9,268

Increase in unrealized gain (loss) on
     available-for-sale securities net of
     tax of $35,933                                -             -         69,744

Cash dividends of $.20 per share                   -             -        (76,204)
                                           ---------     ---------      ---------
Balance at December 31, 1997                (411,729)     (128,689)     6,964,625
                                           =========     =========      =========

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                     Consolidated Statements of Cash Flows

                      Three Years Ended December 31, 1997

                                                                           1997               1996               1995
                                                                           ----               ----               ----
Cash flows from operating activities:
    Interest and dividends received                                   $ 3,517,133           3,239,825         2,872,709
    Interest paid                                                      (1,975,424)         (1,937,876)       (1,848,114)
    Loan origination fees received                                         27,322              27,841            10,176
    Other fees                                                            130,647             108,856            99,596
    Cash paid to suppliers and employees                               (1,155,544)         (1,306,003)       (1,326,502)
    Income taxes (paid) refunded                                         (119,322)                  -            24,140
                                                                      -----------         -----------        ----------

         Net cash provided (used) by operating activities                 424,812             132,643          (167,995)
                                                                      -----------         -----------        ----------

Cash flows from investing activities:
    Property and equipment additions                                     (392,852)            (28,183)          (89,691)
    Proceeds from sale of equipment                                             -              11,500            16,750
    Purchase of mortgage-backed securities
       held to maturity                                                         -                   -          (350,219)
    Purchase of mortgage-backed securities -
       available for sale                                                       -            (953,053)                -
    Repayments of mortgage-backed securities                              118,546             221,316           112,406
    Proceeds from sale of mortgage-backed securities -
       available for sale                                                       -             636,303                 -
    Purchase of collateralized mortgage obligations -
       held to maturity                                                (4,765,592)                  -                 -
    Purchase of certificates of deposit                                   (10,406)            (10,406)         (151,874)
    Redemption of certificates of deposit                                       -                   -           488,347
    Purchase of Federal Home Loan Bank stock                             (152,900)                  -                 -
    Loan disbursements                                                 (8,884,327)        (10,578,760)       (8,297,193)
    Loans purchased                                                      (798,000)           (884,168)                -
    Loan principal repayments                                           8,154,305           7,313,477         6,536,363
    Purchase of investments - held to maturity                                  -                   -        (6,326,298)
    Purchase of investment securities - available for sale                      -          (6,886,789)                -
    Maturity of investment securities - held to maturity                        -                   -         4,460,000
    Maturity of investments - available for sale                        1,900,000           1,820,000                 -
    Proceeds from sale of investments - available for sale                      -           4,893,785                 -
    Proceeds from sale of real estate acquired through
       foreclosure                                                              -              52,204                 -
                                                                      -----------         -----------        ----------

         Net cash used by investing activities                         (4,831,226)         (4,392,774)       (3,601,409)
                                                                      -----------         -----------        ----------

         Net cash flows used by operating and investing
            activities (subtotal carried forward)                      (4,406,414)         (4,260,131)       (3,769,404)
                                                                      -----------         -----------        ----------





See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                     Consolidated Statements of Cash Flows

                      Three Years Ended December 31, 1997



                                                                           1997               1996               1995
                                                                           ----               ----               ----
         Net cash flows used by operating and investing
            activities (subtotal brought forward)                      (4,406,414)         (4,260,131)       (3,769,404)

Cash flows from financing activities:
    Net decrease in deposits                                             (684,722)         (1,117,683)       (1,857,011)
    Borrowings from Federal Home Loan Bank                              5,825,000           2,075,000         4,950,000
    Repayment of Federal Home Loan Bank loans                            (544,580)           (395,779)          (24,041)
    Payments on capitalized lease obligations                              (4,867)            (11,395)          (28,862)
    Purchase of shares for future Stock Incentive Plan
       awards                                                            (274,111)                  -                 -
    Purchase of shares to be held in treasury                            (285,125)                  -                 -
    Proceeds from sale of stock upon conversion                                 -           3,575,549                 -
    Dividends paid on common stock                                        (76,204)                  -                 -
                                                                      -----------          ----------        ----------

         Net cash provided by financing activities                      3,955,391           4,125,692         3,040,086
                                                                      -----------          ----------        ----------

    Decrease in cash and cash equivalents                                (451,023)           (134,439)         (729,318)

    Cash and due from banks at beginning of period                      1,114,879           1,249,318         1,978,636
                                                                      -----------          ----------        ----------

    Cash and due from banks at end of period                          $    663,856          1,114,879         1,249,318
                                                                      ============         ==========        ==========

                               LENOX BANCORP INC.

                     Consolidated Statements of Cash Flows

                      Three Years Ended December 31, 1997

                    Reconciliation of Net Income to Net Cash

                    Provided (Used) by Operating Activities
                    ---------------------------------------

                                                                               1997              1996              1995
                                                                               ----              ----              ----
Net income                                                                  $195,289           186,107            28,684

Adjustments to reconcile net income to net
  cash provided (used) by operating activities:
        Depreciation and amortization                                         61,164            45,097            59,421
        Provision (credit) for losses on loans                                10,500                 -            (2,000)
        Amortization of deferred loan fees                                    (7,292)          (14,963)          (13,438)
        Deferred loan origination fees (costs)                                17,934            13,784            (2,756)
        Federal Home Loan Bank stock dividends                               (36,200)          (29,100)          (26,400)
        Gain on sale of investment and mortgage-
            backed securities                                                      -           (25,917)                -
        Gain on sale of equipment                                                  -            (6,487)           (2,760)
        Gain on sale of real estate acquired
            through foreclosure                                                    -           (12,295)                -
        Amortization of stock incentive plan awards                            9,268                 -                 -
        ESOP expense, net of tax benefit                                      55,967                 -                 -
        Effect of change in operating assets and liabilities:
               Accrued interest receivable                                    14,752           (51,015)          (70,179)
               Prepaid expenses and other assets                              (9,231)          (15,523)         (210,181)
               Advances by borrowers for taxes
                  and insurance                                               40,432            (1,122)           14,345
               Accrued expenses                                               65,229           (17,923)           49,069
               Accrued federal income tax                                     (4,000)           44,000                 -
               Deferred federal income tax                                    11,000            18,000             8,200
                                                                            --------          --------         ---------

                     Net cash provided (used) by
                          operating activities                               424,812           132,643          (167,995)
                                                                            ========          ========         =========



Supplemental Disclosure of Non-Cash Investing and Financing Activities:

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

              Nature of operations and principles of consolidation

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

              Cash and due from banks

              For the purpose of presentation in the statements of cash flows, the Bancorp considers all highly liquid debt instruments with original maturity when purchased of three months or less to be cash equivalents. Cash and cash equivalents are defined as those amounts included in the balance sheets caption cash and due from banks.

              The Bancorp maintains its cash deposit accounts at financial institutions where the balance, at times, may exceed federally insured limits.

              Investments, mortgage-backed securities and collateralized mortgage obligations

              The Bancorp adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994. Statement No. 115 requires the classification of investments in debt and equity securities into three categories; held to maturity, trading, and available for sale. Debt securities that the Bancorp has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Bancorp has no trading securities. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of equity, net of deferred taxes.

              The Bancorp designates investment securities, mortgage-backed securities and collateralized mortgage obligations as held to maturity or available for sale upon acquisition. Gains or losses on the sales of investment securities, mortgage-backed securities and collateralized mortgage obligations available for sale are determined on the specific identification method. Premiums and discounts on investment securities, mortgage-backed securities and collateralized mortgage obligations are amortized or accredited using the interest method over the expected lives of the related securities.

              In November 1995, the Financial Accounting Standards Board issued a Special Report "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". The guide provided technical interpretations and guidance relating to the adoption of SFAS No. 115, issued in May 1993. This guide allowed an enterprise to reassess the appropriateness of the classifications of all securities held at that time and account for any resulting reclassifications at fair value in accordance with SFAS No. 115. Those one-time reassessments should have occurred no later than December 31, 1995. Management reclassified its entire portfolio of investments and mortgage-backed securities from "held to maturity" to "available for sale" at December 31, 1995, in accordance with the guide to reflect their intention as to the classification of the securities.

              Loans receivable

              Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. At December 31, 1997, the entire portfolio of loans was held for investment.

              Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

              The allowance for loan and real estate losses is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bancorp's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bancorp's allowance for loan losses. Such agencies may require the Bancorp to recognize additions to the allowance based on judgments different from those of management.

              Although management uses the best information available to make these estimates, future adjustments to the allowances may be necessary in the near term due to economic, operating, regulatory and other conditions that may be beyond the Bancorp's control. However, the amount of the change that is reasonably possible cannot be estimated.

              The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

              In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan". This standard amends Statement No. 5 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for a loss accrual. In October, 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure", which amends Statement No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans.

              For impairment recognized in accordance with SFAS No. 114, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. For the years ended December 31, 1997 and 1996, the Bancorp had no loans that were impaired as described in the pronouncement and therefore, no interest income was recognized or received on impaired loans.

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

              Property and equipment

              Property and equipment are carried at cost, less accumulated depreciation and amortization computed by straight-line and accelerated methods over the estimated useful lives of the respective assets.

              Income taxes

              Deferred tax assets and liabilities represent the tax effects of the temporary differences in the basis of certain assets and liabilities for tax and financial statement purposes, calculated at currently effective tax rates of future deductible or taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements.

              The Bancorp's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance and the post-1987 percentage of earnings bad debt deduction. For certain assets acquired after December 31, 1980, a temporary difference is also recognized for depreciation utilizing accelerated methods for Federal income tax purposes.

              Concentration of customers

              The Bancorp grants real estate and consumer loans to, and accepts deposits from, customers who are primarily employees of The Procter & Gamble Company located in the Metropolitan Cincinnati area.

              Fair values of financial instruments

              The following methods and assumptions were used by the Bancorp in estimating fair values of financial instruments as disclosed herein:

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

              Deposit liabilities. The fair values disclosed for demand deposits, NOW and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

              FHLB advances. The fair values of FHLB advances are estimated using discounted cash flow analyses based on the Bancorp's current incremental borrowing rates for similar types of borrowing arrangements.

              Accrued interest. The carrying amounts of accrued interest approximate their fair values.

      Off balance sheet instruments

      In the ordinary course of business, the Bancorp has entered into off balance sheet financial instruments consisting of commitments to extend credit and commitments under line of credit loans. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

              Recent accounting pronouncements

              In May 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 122, "Accounting for Mortgage Servicing Rights". This statement requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained would allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair value. Statement No. 122 is effective for fiscal years beginning after December 15, 1995. There was no impact from the adoption of this standard in 1996.

              In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes accounting and reporting standards for stock-based employee compensation plans including stock options. The statement defines a "fair value based method" for employee stock options and encourages all entities to adopt that method for such options. However, it allows an entity to continue to measure compensation cost for those plans using the "intrinsic value based method" of accounting prescribed by APB Opinion No. 25. Entities electing to remain with the accounting in Opinion 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in this statement had been applied. The Bancorp has elected to remain with the accounting requirements of APB Opinion No. 25.

              In June 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on a consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supercedes No. 122. SFAS No. 125 was effective for transactions occurring after December 31, 1996. The adoption of this standard did not have a material impact on the financial statements.

              In March 1997, the FASB issued SFAS No. 128, "Earnings per Share" which replaces the current presentation of "primary" and "fully diluted" earning per share with newly defined "basic" and "diluted" earnings per share. "Basic" earnings per share will not include dilutive effects on earnings. "Diluted" earnings per share will reflect the potential dilution of securities that could share in an enterprises earnings. The statement requires dual presentation of basic and diluted earnings per share on the income statement for all entities having complex capital structures. It is effective for all financial statements issued for periods ending after December 15, 1997. This standard was adopted for the year ended December 31, 1997.

              In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement requires that (a) items of other comprehensive income be classified by their nature in a financial statement and
              (b) the accumulated balance of other comprehensive income be displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Management is currently assessing the impact that adoption will have on the Bancorp's financial statements.

              Reclassifications

              Certain reclassifications were made to the prior year financial statements to conform the current year presentation.

         2. Investments, Mortgage-Backed Securities and Collateralized Mortgage Obligations:

                The amortized cost and estimated fair values of investments and mortgage-backed securities available for sale are as follows:


                                                     December 31, 1997
                                                     -----------------
                                                      Gross             Gross
                                   Amortized        Unrealized        Unrealized       Fair
                                     Cost             Gains            Losses          Value
                                     ----             -----            ------          -----
     U.S. Government and
        agencies securities     $  4,293,779          16,753            19,098       4,291,434
     Mortgage-backed
        securities                 1,026,034           8,042             3,982       1,030,094
                                   ---------         -------           -------       ---------
                                $  5,319,813          24,795            23,080       5,321,528
                                   =========          ======            ======       =========

                                                     December 31, 1996
                                                     -----------------

                                                    Gross              Gross
                                Amortized         Unrealized        Unrealized          Fair
                                    Cost            Gains             Losses            Value
                                    ----            -----             ------            -----
     U.S. Government and
        agencies securities     $  6,192,698          1,742            105,703          6,088,737
     Mortgage-backed
        securities                 1,148,411            -                  -            1,148,411
                                   ---------          -----            -------          ---------
                                $  7,341,109          1,742            105,703          7,237,148
                                   =========          =====            =======          =========

     The amortized cost and estimated market values of investments and mortgage-backed securities at December 31, 1997 and 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                      December 31, 1997                    December 31, 1996
                                      -----------------                    -----------------
                                                    Estimated                           Estimated
                                                     Market                              Market
                                      Cost            Value                Cost           Value
                                      ----            -----                ----           -----
     Due in five to ten years     $  2,096,458      2,102,670            2,994,462       2,955,645
     Due in over ten years           2,197,321      2,188,764            3,198,236       3,133,092
     Mortgage-backed
        securities                   1,026,034      1,030,094            1,148,411       1,148,411
                                     ---------      ---------            ---------       ---------
                                  $  5,319,813      5,321,528            7,341,109       7,237,148
                                     =========      =========            =========       =========

     The amortized cost and market values of investment securities by call date at December 31, 1997 are as follows:

                                                              Amortized                Market
                                                                 Cost                   Value
                                                                 ----                   -----
              Callable in one year or less                   $  3,294,475             3,285,982
              Callable in one to three years                      999,304             1,005,452
                                                               ----------             ---------
                                                             $  4,293,779             4,291,434
                                                                =========             =========

     Proceeds and resulting gains and losses realized from sale of investments and mortgage-backed securities for years ended December 31, 1997, 1996, and 1995 were as follows:

                                                                                              Net
                                                                                             Realized
                                                 Gross          Gross           Gross        Gain
                                                 Proceeds       Gains          Losses        (Loss)
                                                 --------       -----          ------        ------
     Year ended December 31, 1997               $       -           -              -              -

     Year ended December 31, 1996                5,530,089      37,294         11,377         25,917

     Year ended December 31, 1995                       -           -              -              -

     The amortized cost and estimated fair values of collateralized mortgage obligations held to maturity are as follows:

                                                     December 31, 1997
                                                     -----------------

                                                      Gross             Gross
                                   Amortized        Unrealized        Unrealized          Fair
                                     Cost             Gains            Losses             Value
                                     ----             -----            ------             -----
     Collateralized
        mortgage obligations     $  4,765,592         22,585            26,942          4,761,235
                                    =========         ======            ======          =========

     At December 31, 1997, all collateralized mortgage obligations held to maturity are due after twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

     3.  Loans Receivable:

         Loans receivable are summarized as follows:

                                                        1997              1996
                                                        ----              ----
         Mortgage loans secured by one to
           four family residences                  $  35,380,451        34,832,212
         Multi-family residential real estate            798,000                -
         Home equity line of credit                      997,660           412,248
         Consumer                                      1,974,352         2,293,457
         Unsecured consumer line of credit                99,825            91,090
         Passbook loans                                   15,739            13,784
                                                      ----------        ----------
                                                      39,266,027        37,642,791
                                                      ----------        ----------
         Less:
           Loans in process                              144,717            47,574
           Allowance for loan loss                        66,341            57,770
           Deferred loan fees                             52,712            42,070
                                                      ----------        ----------
                                                         263,770           147,414
                                                      ----------        ----------
                                                     $39,002,257        37,495,377
                                                      ==========        ==========

        At December 31, 1997 and 1996, adjustable rate loans approximated $16,424,000 and $17,247,000.


        Activity in the allowance for loan losses are as follows:

                                                                Year Ended December 31,
                                                                -----------------------
                                                   1997                  1996              1995
                                                   ----                  ----              ----
           Beginning balance                  $   57,770                60,050            66,259
           Provision (credit) for
              loan losses                         10,500                   -              (2,000)
           Charge off of loans                    (2,963)               (4,330)           (5,411)
           Recoveries of prior
              charge-offs                          1,034                 2,050             1,202
                                                 -------               -------           -------
                                              $   66,341                57,770            60,050
                                                  ======                ======            ======

         The Bancorp grants first mortgage and other loans to customers who are primarily Procter and Gamble employees located in the Metropolitan Cincinnati area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent on continued employment at Procter and Gamble as well as the health of the local economy and market.

         Loans to officers and directors totaled $828,879 and $575,451 as of December 31, 1997 and 1996, respectively. An analysis of loan activity for the years ended December 31, 1997 and 1996 follows:

                                                        1997              1996
                                                        ----              ----

                Outstanding balance, beginning    $   575,451           570,413
                New loans issued                      358,480           109,600
                Repayments                           (105,052)         (104,562)
                                                      -------           -------

                Outstanding balance, ending       $   828,879           575,451
                                                     ========           =======

     4.  Property and Equipment:

         Property and equipment at December 31, 1997 and 1996 is summarized by major classification as follows:

                                                       1997             1996
                                                       ----             ----

          Land and building                        $  321,311              -
          Furniture and equipment                     319,205          251,535
          Leasehold improvements                      244,466          240,595
                                                      -------          -------
                                                      884,982          492,130
          Accumulated depreciation                    286,892          228,479
                                                      -------          -------

                                                   $  598,090          263,651
                                                      =======          =======

          In 1993, the Bancorp constructed an addition with a cost of $126,938 to the building that it is currently leasing. The Bancorp has an agreement with the lessor that if the lease is terminated, the Bancorp will receive from the lessor a set dollar amount based on a ten year declining schedule. The building addition at the end of the lease becomes the property of the lessor.

          Effective July 1, 1995, the Bancorp entered into a five-year lease with Procter and Gamble for its facilities. Rent expense for the years ended December 31, 1997 and 1996 was $22,977 and $22,975. Future minimum lease payments on the lease at December 31, 1997 are as follows:

                        1998                            $ 28,528
                        1999                              35,660
                                                          ------
                                                        $ 64,188
                                                          ======

          The Bancorp may exercise a five year renewal option on the lease, only upon the approval of the lessor. The Bancorp's continued use of its facilities beyond the lease term is dependent upon the decisions of the Procter and Gamble Company. The Bancorp previously leased its facilities on a year to year basis from the Procter and Gamble Company at a nominal annual amount.

          In June 1995, the Bancorp entered into a sub-lease agreement with an entity providing financial planning services to individuals. The lease agreement provides for variable lease payments based on the operating results of the lessee. The lease runs through June 1998. During 1997 and 1996 sub-lease income recognized by the Bancorp was $15,084 and $1,034.

     5.  Deposits

         Deposit amounts are summarized as follows:

                                                                  December 31,
                                                                  ------------
                                                      1997                            1996
                                            ------------------------         ---------------------
                                                            Weighted                      Weighted
                                                            Average                        Average
                                               Balance        Rate            Balance       Rate
                                               -------        ----            -------       ----
         Statement savings                  $  5,071,176      2.73%          5,138,815      2.61%
         NOW and money market accounts         5,120,059      2.86           5,482,621      2.76
         Other                                    53,521      2.38              59,445      2.38
                                              ----------                    ----------
                                              10,244,756                    10,680,881
                                              ----------                    ----------

         Certificates:

             Three months                      2,111,988      6.57             116,032      4.66
             Six months                        1,251,007      5.52           1,006,950      5.24
             Nine months                         609,155      5.71           2,413,416      5.63
             One year                          4,285,331      5.80           3,909,170      5.41
             Fifteen months                      196,597      5.84             187,971      5.56
             Eighteen months                   1,972,124      5.85           1,663,240      5.65
             Two years                         2,169,232      5.62           2,981,025      5.80
             Three years                         588,161      6.08             668,694      5.68
             Four years                          617,310      6.86             569,318      6.35
             Five years                        7,820,872      6.30           8,354,558      6.28
                                              ----------      ----          ----------      ----

                                              21,621,777      6.06          21,870,374      5.86
                                              ----------      ----          ----------      ----

                                            $ 31,866,533      5.01%         32,551,255      4.82%
                                              ==========      ====          ==========      ====

     Scheduled maturities of certificate accounts are as follows:

                                                             1997                       1996
                                                             ----                       ----
              Within one year                             $12,086,611                11,215,597
              1 - 2 years                                   4,796,963                 3,962,691
              2 - 3 years                                   2,299,911                 3,368,042
              Over 3 years                                  2,438,292                 3,324,044
                                                          -----------               -----------
                                                          $21,621,777                21,870,374
                                                           ==========                ==========

     Interest expense on deposits is summarized as follows:

                                                                 December 31,
                                         ----------------------------------------------------------
                                               1997                  1996                    1995
                                               ----                  ----                    ----
     Statement savings                   $    130,228               142,814                 155,368
     NOW and Money Market                     144,080               143,361                 127,125
     Certificates of Deposit                1,212,966             1,317,396               1,366,545
                                            ---------             ---------               ---------
                                          $ 1,487,274             1,603,571               1,649,038
                                            =========             =========               =========

     The aggregate amount of certificates of deposit in denominations of $100,000 or more was $3,998,557 and $3,568,326 at December 31, 1997 and
     1996.

     6.   Capitalized Lease Obligations:

          The Bancorp leased automated teller machines under capital leases. The leases contained a bargain purchase option at the end of the lease. The leased assets are included in furniture and fixtures at $48,691 less accumulated depreciation of $44,779 and $41,111 at December 31, 1997 and 1996 respectively. The final payments required under the leases were made in 1997.

     7.   Federal Home Loan Bank Advances:

          The Bancorp has advances from the Federal Home Loan Bank. These advances range in maturity from ninety days to 15 years with interest rates of between 5.10% and 6.40%. Future maturities on the advances from the Federal Home Loan Bank are as follows:

                  1998                                    $ 3,927,116
                  1999                                      3,094,653
                  2000                                         28,604
                  2001                                         30,324
                  2002                                      5,032,153
                  Subsequent years                            174,273
                                                          -----------
                                                          $12,287,123
                                                          ===========

          The advances are collateralized by a blanket pledge of residential mortgage loans held by the Bancorp. The Bancorp has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $18.4 million for future advances.

     8.   Income Taxes:

          The Bancorp had qualified under provisions of the Internal Revenue Code, which permitted the Bancorp to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction. The Tax Reform Act of 1969 gradually reduced this deduction to 40% for years beginning in 1979. The Tax Reform Act of 1986 reduced this deduction to 8% beginning in 1988.

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

          As a result of the tax law change, the Bancorp is expected to ultimately recapture approximately $82,000 of tax reserves accumulated after 1987, resulting in addition tax payments of $28,000. The recapture of these reserves will not result in any significant income statement effect to the Bancorp. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

          Appropriated and unappropriated retained income at December 31, 1997 included earnings of approximately $1,096,000 representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Bancorp does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bancorp will be subject to federal income tax at the then current corporate rate.

     An analysis of the provision for federal income taxes is as follows:

                                           Years Ended December 31,
                                           ------------------------
                                1997                1996                  1995
                                ----                ----                  ----

     Current                  $108,019             63,000                 1,660
     Deferred                   11,000             18,000                 8,200
                              --------             ------                 -----
                              $119,019             81,000                 9,860
                               =======             ======                 =====

     At December 31, 1997 and 1996, the deferred components of the Bancorp's income tax liabilities, as included in the statements of financial condition are summarized as follows:

                                                     1997                 1996
                                                     ----                 ----

     Deferred tax liabilities:
         FHLB stock dividends                      $101,200              82,300
         Bad debt reserve                             4,000               7,000
         Net unrealized gains on available
             for sale securities                        583                   -
         Depreciation                                11,400               9,000
                                                    -------             -------

             Gross deferred tax liabilities         117,183              98,300
                                                    -------              ------

     Deferred tax assets:
         Deferred loan fees                           8,400               8,800
         Amortization of stock awards                 3,200                   -
         ESOP expense                                 2,600                   -
         Other                                        4,400               2,500
         Net unrealized losses on available
             for sale securities                          -              35,350
                                                    -------              ------

                 Gross deferred tax assets           18,600              46,650
                                                    -------              ------

     Valuation allowance                                  -                   -
                                                    -------              ------

     Net deferred tax liability                   $  98,583              51,650
                                                   ========              ======

     The Bancorp's income tax expense differed from the statutory federal rate of 34% as follows:

                                                             Years Ended December 31,
                                                             ------------------------

                                                    1997                 1996                  1995
                                                    ----                 ----                  ----
     Tax expense at statutory rate               $ 106,864             90,816                13,105
     Sur - tax exemption                                -              (6,678)               (5,970)
     Increase in deferred tax rate                   6,907                 -                     -
     Other                                           5,248             (3,138)                2,725
                                                 ---------            -------                ------
                                                 $ 119,019             81,000                 9,860
                                                   =======             ======                ======
     Effective tax rate                               37.9%              30.3%                 25.6%
                                                      ====               ====                  ====

     9.   Capital Requirements:

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

          Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Savings Bank must maintain minimum Tier I leverage and Tier II risk-based ratios as set forth in the table. The Savings Bank's actual capital amounts and ratios are also presented in the table.

                                                 December 31, 1997
                                                 -----------------
                                           Required                        Actual         Required
                             Amount         Amount            Excess        Rate            Rate
                             ------         ------            ------        ----            ----
     Tier I              $ 5,815,000       1,959,000         3,856,000      11.9             4.0
     Tier II               5,881,000       1,978,000         3,903,000      23.8             8.0
                                                 December 31, 1996
                                                 -----------------
                                           Required                        Actual         Required
                             Amount         Amount            Excess        Rate           Rate
                             ------         ------            ------        ----            ----
     Tier I              $ 5,498,000       1,872,000        3,626,000       11.7             4.0
     Tier II               5,556,000       1,845,000        3,711,000       24.1             8.0

     10.      Corporate Reorganization and Conversion to Stock Form:

              On July 6, 1995, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Lenox Bancorp Inc. (the Bancorp).

              On July 17, 1996, the Savings Bank completed its conversion to the stock form of ownership and issued all of the Savings Bank's outstanding common shares to the Bancorp.

              In connection with the conversion, the Bancorp sold 425,677 shares to depositors of the Savings Bank at a price of $10.00 per share which, after consideration of offering expenses totaling $548,574 and shares purchased by employee benefit plans, resulted in net cash proceeds of $3.37 million.

              At the time of the conversion in July 1996, the Bancorp established a liquidation account in an amount of $3,767,619, which is equal to the Bancorp's regulatory capital at December 31, 1995. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain their savings account in the Bancorp after conversion.

              In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of stock and payment of dividends by the Bancorp, the existence of the liquidation account will not restrict the use or application of such related earnings.

              The Bancorp may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Bancorp to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

     11.   Retirement Plans:

           401(k) Savings Plan

           In 1992, the Bancorp implemented a 401(k) savings plan which covers substantially all employees. The employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Bancorp annually determines the contribution based on the percentage of the employees plan compensation or employee pay contributed to the Plan. The Bancorp matched the employee contribution to the plan up to 6% of employee compensation. Total contributions by the Bancorp for the years ended December 31, 1997, 1996 and 1995 were $7,574, $9,400, and $6,803 respectively.

           Employee Stock Ownership Plan

           Concurrent with the conversion from the mutual savings bank form to the stock holding company form of organization, in July 1996, the Bancorp established an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 34,054 shares of common stock in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Bancorp which will be repaid by contributions to the ESOP by the company in the future. Management intends to allocate these shares to eligible employees' accounts over the next ten years. Expense for shares committed to be allocated during 1997 and 1996 was $63,270 and $17,027. Shares committed to be allocated as of December 31, 1997 and 1996 totaled 4,179 and 1,703, respectively. Remaining unearned shares at December 31, 1997 was 28,172.

           1997 Stock Incentive Plan

           During 1997, the shareholders approved the 1997 Incentive Plan. Under the provisions of the Plan, 59,594 shares of common stock can be reserved for awards. The maximum number of shares reserved for award as Stock Awards is 17,027 shares. These shares were acquired during 1997 and held in treasury. On July 21, 1997, 9,353 of those shares purchased were awarded to employees and non-employee directors. Plan share awards are earned by a recipient over a 5- year period. The Bancorp recognized $9,268 amortization expense relating to these stock awards during 1997.

           The Plan also allows for 42,567 shares to be reserved for incentive and non-statutory stock options. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal installments commencing one year after the date of the grant.

     Set forth below is activity under the plan.

                                1997                                    12/31/97          Option
                              Options      Options       Options        Options            Price
       Date of Grant          Granted     Exercised     Forfeited     Outstanding        Per Share
       -------------          -------     ---------     ---------     -----------        ---------
     July 21, 1997             30,735            -             -         30,735           $ 14.75
                               ======     ==========    =========        ======             =====

     Exercisable in 1997           -
                               ======

     Shares available for
       future grants at
       December 31, 1997       11,832
                               ======

     The Bancorp applies Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for its option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Bancorp's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation", the effect on net income and earnings per share would have been reduced to pro forma amounts indicated below:

                                                                     1997
                                                                     ----
        Net income:
           As reported                                            $ 195,289
           Additional compensation expense                            8,554
           Pro forma                                                186,735

        Basic earnings per share:

           As reported                                            $  0.51
           Pro forma                                                 0.49

     The estimated fair value of options granted was calculated by the Black-Scholes method. Assumptions used in the calculations are as follows:

      Risk-free interest rate      U.S. Treasury Strips rate on date of grant
                                   which was 6.18%

      Expected life                Life of the options which is ten years

      Expected volatility          0.12% based on the 12-month history of prices

      Expected dividends           $0.20 per share

          Defined Benefit Pension Plan

          The Bancorp was a member of The Financial Institution Retirement Fund, a multi-employer defined benefit pension plan, for its employees. The Fund is administered by the U.S. League of Savings Institutions which also determines the required pension plan contribution. The pension expense for the year ended December 31, 1995 was $8,416. The Bancorp's policy was to fund pension cost accrued. This plan was terminated at June 30, 1995.

     12.  Other Expenses:

          Included in other operating expenses are the following expenses which exceed 1% of interest income and other income:

                                                    1997                1996              1995
                                                    ----                ----              ----
     Legal and litigation                         $ 68,402             28,589           121,651
     Other professional fees                        68,463             51,899            35,687
     ATM expense                                    55,228             40,765            51,273
     Advertising                                    45,573             15,986            19,543

     13.  Fair Value of Financial Instruments:

          The estimated fair values of the Bancorp's financial instruments at December 31, 1997 and 1996 were as follows:

                                                    1997                              1996
                                                    ----                              ----
                                             Carrying           Fair         Carrying            Fair
                                              Value            Value          Value             Value
                                              -----            -----          -----             -----
          Financial assets:
             Cash and certificates of
               deposit                    $    836,542         836,542       1,277,159         1,277,159
             Investments and mortgage-
               backed securities             5,321,528       5,321,528       7,237,148         7,237,148
             Collateralized mortgage
               obligations                   4,765,592       4,761,235              -                 -
             Loans receivable, net          39,002,257      38,956,000      37,495,377        37,439,000
             Accrued interest receivable       270,818         270,818         285,570           285,570

          Financial liabilities:
             Deposits:
              Demand accounts               10,244,756      10,244,756      10,680,881        10,680,881
              Certificates                  21,621,777      21,638,000      21,870,374        21,876,000
          FHLB advances                     12,287,123      12,298,000       7,006,703         7,006,703

     14.  Summarized Financial Information of the Parent Company:

          The following condensed financial statements summarize the financial position of Lenox Bancorp Inc. as of December 31, 1997 and 1996, and the results of its operations for the year then ended.

                               LENOX BANCORP INC.

                       Statements of Financial Condition
                       ---------------------------------

                                                                    1997                      1996
                                                                    ----                      ----
     Assets:
        Cash                                                     $  820,237                 1,497,814
        Investment in Lenox Savings Bank                          2,131,448                 1,886,096
        Accounts receivable and prepaid expenses                     56,217                     3,255
                                                                 ----------                 ---------
                                                                 $3,007,902                 3,387,165
                                                                 ==========                 =========

     Liabilities and stockholders' equity:
        Liabilities:
           Accounts payable and
             accrued expenses                                    $    9,789                     2,526

        Stockholders' equity:
           Common stock                                                   -                         -
           Additional paid in capital                             3,698,646                 3,708,196
           Retained earnings                                        121,608                     2,523
           Less unearned ESOP shares                               (281,723)                 (326,080)
           Shares acquired for Stock Plan                          (128,689)                        -
           Less 25,419 shares held in treasury                     (411,729)                        -
                                                                 ----------                 ---------
                                                                 $3,007,902                 3,387,165
                                                                 ==========                 =========

                            Statements of Operations
                            ------------------------

     Interest income                                             $   27,902                    23,755
     Equity in earnings of Lenox Savings                            245,352                         -
     Professional fees                                              (75,655)                  (20,606)
     Other operating expenses                                       (19,389)                        -
     Franchise taxes                                                 (8,921)                        -
     Income tax benefit (expense)                                    26,000                      (626)
                                                                 ----------                 ---------
               Net income                                        $  195,289                     2,523
                                                                 ==========                 =========

     15.   Commitments and Contingencies:

           The Bancorp was named in a lawsuit related to an age discrimination matter seeking unspecified damages. An agreement to settle the lawsuit in February 1996 was reached by mutual agreement of the parties. All costs associated with the settlement were accrued in the financial statements at December 31, 1995.

           The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bancorp's involvement in such financial instruments.

           The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

           The following schedule lists commitments and off-balance-sheet items at December 31, 1997 and 1996.

                                        Loan                    Unused
                                     Commitments           Lines of Credit
                                     -----------           ---------------
                  1997               $  399,600               1,080,415
                  1996                  700,800                 526,262

           In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1997, and all commitments will be funded via cash flow from operations and existing excess liquidity. Of the total loan commitments, at December 31, 1997, $174,600 were fixed rate residential loans. Management expects no losses as a result of these transactions.

     16.   SAIF Special Assessment:

           The deposits of the Savings Bank are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .00% to .31% of deposits (as compared to the current range of .23% to .31% of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF will not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

           On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the Savings Association Insurance Fund (SAIF). All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Savings Bank's special assessment was approximately $225,000. The assessment was charged against earnings during the 1996 year. Beginning January 1, 1997, SAIF members are assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium. At the present time the regular insurance premium which applies to the Savings Bank is the minimum. Other provisions of the appropriations package required the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and Bank Insurance Fund (BIF) by January 1, 1999, provided that the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

     17.   Earnings Per Share:

           Earnings per share for the year ended December 31, 1997 and the six months the Bancorp was operational for the year ended December 31, 1996 is calculated as follows:

                                                            For the Year Ended December 31, 1997
                                                            ------------------------------------
                                                         Income            Shares            Per-Share
                                                       (Numerator)      (Denominator)          Amount
                                                        ---------        -----------           ------
           Basic EPS
           ---------

           Income available to common
              stockholders                             $  195,289          383,487             $ 0.51
                                                                                                =====

           Effect of Dilutive Securities:
              Stock plan awards                                              4,177
              Stock options                                 1,892              792
                                                          -------          -------

           Diluted EPS
           -----------

           Income available to common
              stockholders + assumed
              conversions                              $  197,181          388,456             $ 0.51
                                                          =======          =======              =====

                                                         For the Six Months Ended December 31, 1996
                                                         ------------------------------------------
                                                         Income            Shares            Per-Share
                                                       (Numerator)      (Denominator)          Amount
                                                        ---------        -----------           ------
           Basic EPS
           ---------

           Income available to common
              stockholders                              $  52,000          392,346             $ 0.13
                                                                                                =====

           Diluted EPS
           -----------

           Income available to common
              stockholders + assumed
              conversions                               $  52,000          392,346             $ 0.13
                                                           ======          =======              =====

            Disclosure of earnings per shares for 1995 is not applicable, as the Bancorp completed its conversion from mutual to stock form in July 1996.

     18.    Selected Quarterly Financial Data (unaudited):

            Summarized quarterly financial information (in thousands) for 1997 is as follows:

                                                                             Quarter Ended
                                                                             -------------
                                                         3/31/97         6/30/97         9/30/97      12/31/97
                                                         -------         -------         -------      --------
            Interest income                               $  878           894             883           888
            Interest expense                                 487           500             516           525
                                                          ------          ----            ----          ----
               Net interest income                           391           394             367           363
            Provision for loan losses                          2             4               5            -
                                                          ------          ----            ----          ----
               Net interest income after
                 provision for loan losses                   389           390             362           363
            Other income                                      26            32              46            27
            Other expenses                                   301           330             302           388
                                                          ------          ----            ----          ----
               Income (loss) before
                 provision for income taxes                  114            92             106             2
            Provision (credit) for income taxes               39            31              36            13
                                                          ------          ----            ----          ----
               Net income (loss)                          $   75            61              70           (11)
                                                          ======          ====            ====          ====
            Basic earnings (loss) per share               $ 0.19          0.15            0.20          (.03)
                                                          ======          ====            ====           ===
            Diluted earnings (loss) per share             $ 0.19          0.15            0.20          (.03)
                                                          ======          ====            ====           ===

            Summarized quarterly financial information (in thousands) for the 1996 quarters after the conversion is as follows:

                                                     Quarter Ended                  Quarter Ended
                                                        9/30/96                        12/31/96
                                                        -------                        --------
            Interest income                              $  844                            907
            Interest expense                                487                            487
                                                         ------                           ----
               Net interest income                          357                            420
            Other income                                     29                             44
            Other expenses                                  477                            308
                                                         ------                           ----
               Income (loss) before
                 provision for income taxes                 (91)                           156
            Provision (credit) for income taxes             (38)                            51
                                                         ------                           ----
               Net income (loss)                         $  (53)                           105
                                                         ======                           ====
            Basic earnings (loss) per share              $(0.14)                          0.27
                                                         ======                           ====
            Diluted earnings (loss) per share             (0.14)                          0.27
                                                         ======                           ====

            Earnings per share for all quarters has been restated to reflect the adoption of SFAS No. 128.

CORPORATE INFORMATION

STOCK PRICE INFORMATION

Lenox Bancorp, Inc.'s common stock trades over the counter through the National Daily Quotation Service "Pink Sheet " published by the National Quotation Bureau, Inc. under the symbol: LNXC. The table below shows the reported high and low sales prices of the common stock during the periods indicated in 1996 and 1997. The common stock began trading on July 18, 1996.


                                High          Low
                                ----          ---
Fourth Quarter, 1997           $16.75        $16.25
Third Quarter, 1997            $16.63        $14.75
Second Quarter, 1997           $15.00        $14.00
First Quarter, 1997            $14.50        $13.50
                               ------        ------
Third Quarter, 1996            $11.75        $ 9.88
Fourth Quarter, 1996           $14.00        $10.50


Lenox Bancorp, Inc. had approximately 232 shareholders at December 31, 1997 based upon shareholders of record and an estimate of shares held in nominee names.