Form 10KSB, Exhibit 13
period 1998-12-31
LENOX BANCORP INC
filed 1999-03-31
CIK 1000050

EXHIBIT 13.0   1998 ANNUAL REPORT TO STOCKHOLDERS

                                CORPORATE PROFILE


Lenox Bancorp, Inc. is the parent company of Lenox Savings Bank, whose home office is located in St. Bernard, Ohio. Lenox Savings Bank was founded in 1887 with the goal of providing savings and home loan financial services to the communities it serves. It continues to fulfill that primary goal today with full service operations in the Cincinnati, Ohio area. The common stock of Lenox Bancorp, Inc. trades over-the-counter under the symbol LNXC.

                                TABLE OF CONTENTS

Letter to Shareholders...................1

FINANCIAL SECTION

Selected Financial Data..................2

Management's Discussion and Analysis.....4

Independent Auditors' Report............14

Consolidated Balance Sheets.............15

Consolidated Statements of Income.......17

Consolidated Statements of
Comprehensive Income....................18

Consolidated Statements of Changes in
Stockholders' Equity....................19

Consolidated Statements of Cash Flows...22

Notes to Financial Statements...........24

Officers and Directors...Inside Back Cover

Corporate Information....Inside Back Cover

          SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

        The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

                                                           AT DECEMBER 31,
                                        ------------------------------------------------------
                                          1998        1997       1996       1995       1994
                                        ---------   --------   ---------  ---------  ---------
                                                            (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:
  Total assets........................    $55,089    $51,509     $47,074    $43,149    $39,891
  Total liabilities...................     47,943     44,544      39,805     39,301     36,152
  Loans, net(1).......................     38,528     39,002      37,495     33,384     31,605
  Mortgage-backed securities(2).......      8,910      5,796       1,148      1,083        787
  Cash and cash equivalents...........      2,351        664       1,115      1,249      1,979
  Investments(2)(3)...................      4,306      5,089       6,687      6,639      5,026
  Deposits............................     33,067     31,867      32,551     33,669     35,526
  Borrowings..........................     14,440     12,287       7,012      5,343        447
  Stockholders' equity(4).............      7,147      6,965       7,270      3,848      3,739


                                                    FISCAL YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------
                                          1998        1997       1996       1995       1994
                                        ---------   --------   ---------  ---------  ---------
                                                            (IN THOUSANDS)
SELECTED OPERATING DATA:
  Interest income.....................     $3,869     $3,543      $3,336     $2,981     $2,726
  Interest expense....................      2,368      2,029       1,946      1,848      1,604
                                          -------    -------     -------      -----    -------
    Net interest income...............      1,501      1,514       1,390      1,133      1,122
  Provision (credit) for loan losses..         18          10         --         (2)        --
                                        ---------   ---------  ---------  ---------  ---------
    Net interest income after
       provision for loan losses......      1,483      1,504       1,390      1,135      1,122
  Non-interest income.................        292        131         153        102         70
  Non-interest expense................      1,441      1,321       1,276      1,198      1,046
                                          -------    -------     -------    -------    -------
  Income before income taxes..........        334        314         267         39        146
  Income taxes........................        120        119          81         10         38
                                         --------   --------   ---------  ---------  ---------
    Net income........................    $   214    $   195     $   186   $     29    $   108
                                          =======    =======     =======   ========    =======

                                                        (CONTINUED ON NEXT PAGE)

                                                               AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                        1998      1997     1996        1995       1994
                                                        ----      ----     ----        ----       ----
SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS(5):

     Return on average assets ..................        0.39%     0.41%    0.41%       0.07%      0.27%

     Return on average equity ..................        3.05      2.71     3.34        0.77       2.91

     Average equity to average assets ..........       12.95     14.96    12.17        9.11       9.13

     Equity to total assets at year end ........       12.97     13.52    15.44        8.92       9.37

     Average interest rate spread(6) ...........        2.26      2.55     2.72        2.49       2.53

     Net interest margin(7) ....................        2.84      3.22     3.15        2.82       2.85

     Average interest-earning assets
         to average interest-bearing liabilities      112.91    115.64   109.84      107.19     107.73

     Non-interest expense to average assets ....        2.65      2.75     2.79        2.88       2.57

REGULATORY CAPITAL RATIOS(5):

     Tier I leverage ...........................       11.5      11.9     11.7         8.9        9.5

     Total capital to risk-weighted capital ....       24.2      23.8     24.1        17.7       19.6

ASSET QUALITY RATIOS(5):

     Non-performing assets as a percent
         of total assets(8) ....................        0.10      0.34     0.23        0.21       0.23

     Non-performing loans as a percent
         of gross loans(8)(9) ..................        0.14      0.45     0.29        0.27       0.29

     Allowance for loan losses as a
         percent of gross loans(9) .............        0.17      0.17     0.15        0.18       0.21

     Allowance for loan losses as a percent
          of non-performing loans(8) ...........      122.22     37.93    53.21       66.87      71.17

-----------------------------------
(1) The allowance for loan losses at December 31, 1998, 1997, 1996, 1995 and 1994 was (in thousands) $66, $66, $58, $60 and $66, respectively.
(2) The Bank's investments and mortgage-related securities were classified as "available for sale" at December 31, 1995. The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" on January 1, 1994. See Footnote 1 to the Financial Statements of the Company.
(3)  Includes FHLB stock and certificates of deposit.
(4)  Consists solely of retained earnings at December 31, 1995 and 1994.
(5) Asset Quality Ratios and Regulatory Capital Ratios are end of year ratios. With the exception of end of year ratios, all ratios are based on average monthly balances.
(6) The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.
(7) The net interest margin represents net interest income as a percent of average interest-earning assets.
(8) Non-performing assets consist of loans 90 days or more overdue and not accruing interest.
(9) Gross loans include loans, less loans in process, allowance for loan losses and deferred loan origination fees.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company does not transact any material business other than through its wholly-owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income, such as service fee income. The Bank's general, administrative and other expenses primarily consist of employee compensation, occupancy and equipment expense, franchise taxes, federal deposit insurance premiums and other operating expenses. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and action of regulatory agencies. The Bank exceeded all of its regulatory capital requirements at December 31, 1998.

     The following pages provide an overview of the general business and financial condition as of December 31, 1998, and results of operation for fiscal 1998, as compared to 1997 and 1996. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Bank's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Bank's general market area.

     The forward-looking statements contained herein include, but not limited to, those with respect to the following matters.

     1. Management's analysis of the interest rate risk of the Bank as set forth under "Asset Liability Management."

     2. Management's determination of the amount of the allowance for loan losses as set forth under "Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997" and "Comparison of Operating Results for the Years Ended December 31, 1997 and December 31, 1996."

     3. Management's discussion of the liquidity of the Bank's assets and the regulatory capital of the Bank as set forth under "Liquidity and Capital Resources."

ASSET AND LIABILITY MANAGEMENT

     The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities maturing or repricing within a specific time frame. A gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets maturing or repricing within that same time frame. Accordingly, in a rising interest rate environment, an institution with a negative gap would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on its assets increasing at a slower pace than the increase in the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a negative gap would tend to have its assets repricing at a slower rate than its interest-bearing liabilities, which consequently, may result in its net interest income growing at a faster rate then an institution with a positive gap.

     The Bank's liabilities include a high level of short-term certificates of deposit. These accounts typically react more quickly to changes in market interest rates than the Bank's investments in mortgage-backed and related securities and mortgage loans because of the shorter maturity and repricing characteristics of deposits. As a result, generally, sharp increases in interest rates may adversely affect earnings while decreases in interest rates may beneficially affect earnings.

     In managing its interest rate risk the Bank makes every effort to provide a more equal match between the maturity of its liabilities and the maturity or repricing of its investments. In monitoring this process the Bank regularly conducts a comprehensive analysis of the Bank's balance sheet. The Bank utilizes a discounted cash flow analysis arriving at a mark-to-market comparison of assets and liabilities to book values and in calculating the net present value of the Bank's equity position. The primary focus is on managing market value and total return. In addition, but to a much lesser degree, the Bank will review its asset-liability gap position as an indication of how it is faring on matching its assets/liability maturity-repricing profile.

     The following table sets forth the amount of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998 that are expected to reprice or mature in each of the future time periods shown, based on certain assumptions. Except as stated below, the asset and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term to repricing or the contractual terms of the asset or liability. All mortgage-backed securities and mortgages secured by one- to four-family residences are assumed to prepay at a constant prepayment of 14%, which was chosen based upon a consensus of prepayment rates that apply to various weighted average maturities and which are published by the larger brokerage houses who deal in mortgage-backed and related securities. Lines of credit reprice monthly, and consumer loans are based on amortized balances. Additionally, all variable rate deposit accounts assume a 10% decay rate with the remainder due in the tenth year for all periods. The liability assumptions for variable rate deposit accounts were derived partly from industry methodology standards of valuing core deposits and a blend of the Bank's own historical experience. Management believes that all of the above assumptions are reasonable.

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

        The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 1998, based on the information and assumptions set forth above.

                                                                              AT DECEMBER 31, 1998
                                            ------------------------------------------------------------------------------------
                                             THREE        FOUR         ONE TO    THREE TO       FIVE TO      MORE
                                             MONTHS     MONTHS TO      THREE       FIVE           TEN        THAN
                                            OR LESS     ONE YEAR       YEARS       YEARS         YEARS        TEN         TOTAL
                                            -------     --------       -----       -----         -----        ---         -----
                                                                           (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Interest bearing deposits ............   $  1,760     $     --     $     --     $     --     $     --     $     --    $  1,760
  Investments ..........................         --           95           88          705        1,595        1,823       4,306
  Mortgage-backed securities ...........        312          903        2,004        1,482        2,229        1,980       8,910
  Loans receivable, net ................      2,554        3,782        8,824        6,384        8,994        7,990      38,528
      Total interest earning assets ....   $  4,626     $  4,780     $ 10,916     $  8,571     $ 12,818     $ 11,793    $ 53,504
                                             ------       ------      -------       ------      -------      -------     -------
INTEREST BEARING LIABILITIES:
  Certificate accounts .................   $  4,610     $  7,477     $  7,097     $  2,438     $     --     $     --    $ 23,141
  Money market savings accounts ........         71          208          372          418        1,778           --       2,847
  Passbook accounts ....................        116          340          796          644        2,747           --       4,643
  NOW accounts .........................         61          178          418          338        1,441           --       2,436
  FHLB advances ........................        177        2,174        4,465        5,161        2,327          136      14,440
      Total interest bearing liabilities   $  5,035     $ 10,377     $ 13,148     $  8,999     $  8,293     $    136    $ 47,507
                                             ------      -------      -------       ------       ------         ----     -------

Interest rate sensitivity gap ..........   $   (409)    $ (5,597)    $ (2,232)    $   (428)    $  4,525     $ 11,657    $  5,997
                                            -------      -------      -------     --------      -------      -------    --------
Cumulative interest rate sensitivity gap   $   (409)    $ (6,006)    $ (8,238)    $ (8,666)    $ (4,141)    $  7,516
                                                         -------      -------      -------      -------      -------
Cumulative interest rate sensitivity gap
  as a percentage of total assets ......      (0.79)%     (11.66)%     (15.99)%     (16.82)%      (8.04)%     14.59%
                                              =====       ======       ======       ======        =====       =====
Cumulative interest rate sensitivity gap      (0.92)%     (13.48)%     (18.49)%     (19.45)%      (9.30)%     16.87%
  as a percent of total liability ......      =====       ======       ======       ======        =====       =====

AVERAGE BALANCE SHEET

        The following table sets forth certain information relating to the Bank at December 31, 1998 and for the years ended December 31, 1998, 1997 and 1996. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused a material difference in the information presented. The yields and costs include fees which are considered adjustments to yields.

                                                                                YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------------------------------
                                     AT DECEMBER 31,            1998                      1997                      1996
                                     ---------------- -----------------------   ------------------------  ------------------------
                                             AVERAGE                  AVERAGE                   AVERAGE                   AVERAGE
                                              YIELD/  AVERAGE          YIELD/   AVERAGE          YIELD/   AVERAGE          YIELD/
                                     BALANCE   COST   BALANCE INTEREST  COST    BALANCE INTEREST  COST    BALANCE INTEREST  COST
                                     -------   ----   ------- --------  ----    ------- --------  ----    ------- --------  ----
                                                                        (DOLLARS IN THOUSANDS)
ASSETS:
  Interest-earning assets:
     Interest bearing deposits....... $ 1,760    4.60% $ 2,682 $   103    3.84% $    558   $  27    4.84%   $  489  $   25    5.11%
     Investments.....................   4,306    6.49    3,983     268    6.73     6,267     451    7.20     7,049     521    7.39
     Mortgage-backed securities......   8,910    6.22    8,480     537    6.33     1,221      88    7.21     1,125      80    7.11
     Loans receivable, net...........  35,528    7.63   37,777   2,961    7.84    38,943   2,977    7.64    35,449   2,710    7.64
                                     --------         --------                  --------                  --------
        Total interest-earning assets  53,504    7.20   52,922   3,869    7.31    46,989   3,543    7.54    44,112   3,336    7.56
  Non-interest-earning assets.......    1,350            1,355                     1,128                     1,623
                                     --------         --------                     -----                    ------
        Total assets................. $55,089          $54,277                   $48,117                   $45,735
                                      -------          -------                   -------                   -------

LIABILITIES AND EQUITY:
  Interest-bearing liabilities:
     Deposits........................ $33,067    4.78% $32,471  $1,556    4.79%  $31,134  $1,487    4.78%  $34,224  $1,603    4.68%
     FHLB advances...................  14,440    5.67   14,401     812    5.64     9,499     541    5.70     5,924     342    5.77
     Capitalized lease obligations...       -       -        -       -       -         -       -       -        13       1    7.69
     --------------------------------  ------    ----   ------   -----    ----    ------   -----    ----    ------   -----    ----
        Total interest-bearing
          liabilitIES                  47,507    5.05   46,872   2,368    5.05    40,633   2,028    4.99    40,161   1,946    4.84
  Non-interest-bearing liabilities...     435              378                       287                         6
                                     ---------        --------                   -------                   -------
        Total liabilities............  47,942           47,250                    40,920                    40,167
  Retained earnings..................   7,147            7,027                     7,197                     5,568
                                     --------         --------                    ------                   -------
        Total and retained earnings.. $55,089          $54,277                   $48,117                   $45,735
                                      =======          =======                   =======                   =======

Net interest income/interest rate
  spread                                         2.15%          $1,501    2.26%           $1,515    2.55%           $1,390    2.72%
                                                 =====          ======    =====           ======    ====            ======    ====
Net interest-earning assets..........$  5,997          $ 6,050                    $6,356                    $3,951
                                     ========          =======                    ======                    ======
Net interest margin..................                                     2.84%                     3.22%                     3.15%
                                                                          =====                     ====                      ====
Ratio of interest-earning assets to
    interest-bearing liabilities....            112.62%                 112.91%                   115.64%                   109.84%
                                                =======                 =======                   ======                    ======

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


                                             YEAR ENDED DECEMBER 31, 1998     YEAR ENDED DECEMBER 31, 1997
                                                      COMPARED TO                     COMPARED TO
                                             YEAR ENDED DECEMBER 31, 1997     YEAR ENDED DECEMBER 31, 1996
                                            -------------------------------  ------------------------------
                                             INCREASE (DECREASE)             INCREASE (DECREASE)
                                                   DUE TO                           DUE TO
                                            ---------------------            --------------------
                                             VOLUME       RATE       NET       VOLUME      RATE       NET
                                            ---------   ---------  --------  ----------  --------   -------
                                                                     (IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Interest earning deposits............      $  83       $  (7)   $   76      $    3     $  --     $   3
   Investments..........................       (153)        (30)     (183)        (56)        1       (55)
   Mortgage-backed securities...........        461         (12)      449           7       (14)       (7)
   Loans receivable, net................        (90)         74       (16)        267        (1)      266
                                                ----         --       ----        ---        ---      ---
      Total interest income.............        301          25       326         221       (14)      207

INTEREST-BEARING LIABILITIES:
   Deposits.............................         64           5        69        (148)       32      (116)
   FHLB advances........................        276          (5)      271         204        (5)      199
   Capitalized lease obligations........         --          --        --          (1)       --        (1)
                                             ------       -----    ------     -------     -----   -------
      Total interest expense............        340          --       340          55        27        82
                                              -----       -----     -----      ------     -----    ------

Net change in net interest income.......       $(39)       $ 25      $(14)       $166      $(41)     $125
                                               =====       ====      ====        ====      ====      ====

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1998 AND DECEMBER 31, 1997.

        The assets increased $3.6 million, or 7.0%, to $55.1 million at December 31, 1998 from $51.5 million at December 31, 1997. The increase was primarily attributable to an increase in cash and due from banks and investments. Cash and due from banks increased $1.7 million, or 254.0%, to $2.4 million at December 31, 1998 from $700,000 at December 31, 1997. Collateralized mortgage obligations ("CMOs") increased $3.3 million, or 70.1%, from $4.8 million at December 31, 1997 to $8.1 million at December 31, 1998, while investment securities and mortgage-backed securities declined by $1.2 million, or 22.8%, to $4.1 million at December 31, 1998 from $5.3 million at December 31, 1997, due to a principle reduction on mortgage-backed securities totaling $255,000 and investment securities being called. Loans receivable, net decreased $474,000 or 1.2%, to $38.3 million at December 31, 1998 from $39.0 million at December 31, 1997. FHLB stock increased $197,000, or 31.5%, to $822,000 at December 31, 1998, from $625,000 at December 31, 1997. The source of funds used to increase the balance of investments were from increases in borrowings from the Federal Home Loan Bank and increases in deposits.

        Deposits increased $1.2 million, or 3.8%, to $33.1 million at December 31, 1998 from $31.9 million at December 31, 1997. The increase was primarily due to the addition of a new branch office located in Hyde Park, which opened in October 1997.

        Advances from the Federal Home Loan Bank ("FHLB") increased $2.2 million, or 17.5%, to $14.4 million at December 31, 1998 from $12.3 million at December 31, 1997. The FHLB advances were primarily used to purchase CMOs to leverage the balance sheet.

        Stockholders' equity increased $182,000, or 2.6%, to $7.15 million at December 31, 1998 from $6.96 million at December 31, 1997. The increase was a combination of net income of $214,000, an increase in unrealized gain on securities of $10,000, net of income taxes, offset by the cost associated with the Company's repurchase of 3,529 shares of its common stock totaling $63,000, and the cost of paying quarterly dividends of $0.05 per share for four quarters during 1998.

COMPARISON OF OPERATING RESULTS FOR THE YEARS
ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

        GENERAL. The Bank's net income for the year ended December 31, 1998, increased by $19,000, or 9.7%, to $214,000 as compared to $195,000 for the year ended December 31, 1997, primarily due to an increase in other income of $161,000 to $292,000 for fiscal year 1998 from $131,000 for fiscal year 1997, offset by an increase in general, administrative and other expense of $120,000 to $1.4 million for fiscal year 1998 from $1.3 million for fiscal 1997, and a reduction in net interest income after provision for loan loss of $20,000 to $1.48 million for fiscal year 1998 from $1.50 million for fiscal year 1997.

        INTEREST INCOME. Interest income for the year ended December 31, 1998 was $3.9 million compared to $3.5 million for the year ended December 31, 1997, an increase of $326,000 or 9.2%. The increase in interest income was primarily due to a $6.0 million increase in the average interest earning assets from $47.0 million for the year ended December 31, 1997 to $52.9 million for the year ended December 31, 1998, offset by a 23 basis point decrease in the average yield on those assets from 7.54% for the year ended December 31, 1997 to 7.31% for the year ended December 31, 1998. The increase in average interest earning assets was primarily in CMOs, with an average balance of $7.6 million for fiscal year 1998, compared to $397,000 for fiscal year 1997. Such an increase resulted in $475,000 in income for the year ended December 31, 1998, compared to a $10,000 in income for the year ended December 31, 1997, for a increase of $465,000. The average outstanding balance of mortgage-backed securities decreased to $935,000 for the year ended December 31, 1998 from $1.1 million for the year ended December 31, 1997, decreasing the interest earned on mortgage-backed securities to $62,000 for the year ended December 31, 1998 from $78,000 for the year ended December 31, 1997, a decrease of $16,000, or 20.3%. The average balance of interest bearing deposits increased from $558,000 for the year ended December 31, 1997 to $2.7 million for the year ended December 31, 1998. The increases were offset by decreases in investments of $2.3 million to $4.0 million for the year ended December 31, 1998, compared with $6.3 million for the year ended December 31, 1997. Loans receivable also decreased by $1.2 million to $37.8 million for the year ended December 31, 1998 from $38.9 million for the year ended December 31, 1997. The reduction in average loans receivable was due to management's decision to sell low yielding fixed rate loans to protect the Bank when interest rates begin to rise.

        INTEREST EXPENSE. Interest expense increased by $339,000, or 16.7%, to $2.4 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. The increase was due to an increase in interest expense on advances from the FHLB of $271,000, or 50.0%, to $812,000 for the year ended December 31, 1998 from $541,000 for the year ended December 31, 1997, primarily due to an increase in the average balance of borrowings from the FHLB increased $4.9 million from $9.5 million for the year ended December 31, 1997, to $14.4 million for the year ended December 31, 1998. Such cost increased was offset by a decrease in the interest rate on average borrowings from the FHLB from 5.70% for the year ended 1997 to 5.64% for the year ended December 31, 1998. Interest expense on deposits also increased $69,000 from $1.5 million for the year ended December 31, 1997 to $1.6 million for the year ended December 31, 1998. This was due to an increase in the average interest bearing deposits of $1.3 million from $31.1 million for the year ended December 31, 1997 to $32.5 million for the year ended December 31, 1998, and an increase in the average interest rate paid on such deposits to 4.79% for the year ended December 31, 1998 compared to 4.78% for the year ended December 31, 1997.

        PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased $7,000 to $18,000 for the year ended December 31, 1998, compared to $11,000 for the year ended December 31, 1997. The increase resulted from the Bank replenishing the reserves for the amount that charge offs exceeded recoveries, or $17,000 for the year ended December 31, 1998 compared to $3,000 for the year ended December 31, 1997. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The Bank has seen an improvement in non-performing loans as of December 31, 1998 to $54,000 at December 31, 1998, from $174,000 at December 31, 1997.

        OTHER INCOME. Other income increased $161,000, or 122.5%, from $131,000 for the year ended December 31, 1997 to $292,000 for the year ended December 31, 1998. The increase was primarily due to the gain on sale of loans of $124,000 for the year ended December 31, 1998, compared to no such sales for the year ended December 31, 1997. In February 1998, the Bank received approval to sell loans to Freddie Mac. During 1998, the Bank sold $8.2 million in loans. The Bank also had gains on sale of investments of $12,000 and gains on sale of real estate owned of $6,000 for the year ended December 31, 1998, compared to no sales for the year ended December 31, 1997. Service fee income also increased in 1998 by $19,000, or 14.2%, for the year ended December 31, 1998 from $131,000 for the year ended December 31, 1997, to $150,000 for the year ended December 31, 1998, primarily due to the Bank changing it's fee structure.

        GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General, administrative and other expenses increased $120,000, or 9.1%, to $1.4 million for the year ended December 31, 1998 from $1.3 million for the year ended December 31, 1997. The increase was primarily due to an increase in the compensation and employee benefits of $104,000, or 18.9%, from $551,000 for the year ended December 31, 1997 to $655,000 for the year ended December 31, 1998. The increase in compensation and employee benefits is primarily due to an increase in salary expense due to a full year of staffing the new branch and normal salary adjustments, as well as the maintenance of stock-based benefit plans. The occupancy and equipment increased $27,000 or 14.4%, from $185,000 for the year ended December 31, 1997 to $212,000 for the year ended December 31, 1998, primarily due to the new branch.

        INCOME TAX EXPENSE. The tax expense increased by $1,000 or 1.0% from $119,000 for the year ended December 31, 1997 to $120,000 for the year ended December 31, 1998. The increase in income taxes was due to the increase in the net income before taxes from $314,000 for the year ended December 31, 1997 to $334,000 the year ended December 31, 1998. The effective tax rate for the year ended December 31, 1998 and 1997 was 35.9% and 37.9%, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.

        GENERAL. The Bank's net income for the year ended December 31, 1997 increased by $9,000, or 4.9%, to $195,000 as compared to $186,000 for the year ended December 31, 1996, primarily due to an increase in interest income of $207,000 to $3.5 million from $3.3 million for fiscal 1996, offset by a reduction in other income of $22,000 to $131,000 from $153,000 for fiscal 1996, an increase in interest expense of $82,000 to $2.0 million from $1.9 million for fiscal 1996 and increase in provision for income taxes of $38,000 to $119,000 for 1997 from $81,000 for 1996.

        INTEREST INCOME. Interest income for the year ended December 31, 1997 was $3.5 million compared to $3.3 million for the year ended December 31, 1996, an increase of $207,000 or 6.2%. The increase in interest income was primarily due to an increase in the average interest earning assets from $44.1 million for the year ended December 31, 1996 to $47.0 million for the year ended December 31, 1997. The increase in average interest earning assets was primarily in loans receivable, as average loans outstanding increased to $38.9 million for the year ended December 31, 1997 from $35.5 million for the year ended December 31, 1996. The Bank used borrowings from the Federal Home Loan Bank to enhance originations of one- to four-family loans during 1997. The average balance of mortgage backed securities, investments, and other interest earning assets in total decreased $617,000 to $8.0 million for the year ended December 31, 1997 compared with $8.7 million for the year ended December 31, 1996.

        INTEREST EXPENSE. Interest expense increased by $82,000, or 4.2%, to $2.0 million for the year ended December 31, 1997 from $1.9 million for the year ended December 31, 1996. The increase resulted primarily from an increase in interest expense on advances from the FHLB of $198,000, or 57.9%, to $541,000 for the year ended December 31, 1997 from $343,000 for the year ended December 31, 1996, offset by a decrease in interest expense on deposits of $116,000 from $1.6 million for the year ended December 31, 1996 to $1.5 million for the year ended December 31, 1997. The increase in interest bearing liabilities continued to fund growth, including through the funding of loan demand and purchase of investment securities. The average balance of borrowings from the FHLB increased $3.6 million from $5.9 million for the year ended December 31, 1996 to $9.5 million for the year ended December 31, 1997, whereas the average interest bearing deposits decreased $3.1 million from $34.2 million for the year ended December 31, 1996 to $31.1 million for the year ended December 31, 1997. The Bank has experienced an increase in the interest rate paid on interest bearing deposits to 4.78% for the year ended December 31, 1997 compared to 4.68% for the year ended December 31, 1996. The interest rate on average borrowing from the FHLB decreased from 5.77% for the year ended 1996 to 5.70% for the year ended December 31, 1997.

        PROVISION FOR LOAN LOSSES. The Bank's provision for loan losses increased $11,000 for the year ended December 31, 1997 compared to no provision for the year ended December 31, 1996. As a result, the allowance at December 31, 1997 totaled $66,000. The increase was a result of the increase in loan production and was not a reflection of asset quality. The Bank closely monitors its mortgage and consumer loan portfolios and maintains the allowance for loan losses through the provision for loan losses, at a level which the Bank believes to be adequate based on an evaluation of the collectibility of loans, prior loan loss experience and general economic conditions. While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Bank's control. The Bank has seen a slight increase in non-performing loans as of December 31, 1997 to $174,000 at December 31, 1997 from $109,000 at December 31, 1996.

        OTHER INCOME. Other income decreased $22,000, or 14.7%, from $154,000 for the year ended December 31, 1996 to $131,000 for the year ended December 31, 1997. The decrease was primarily due to no gain on sale of real estate owned for the year ended December 31, 1997 compared to $12,000 for the year ended December 31, 1996 and no gain on sale of investments for the year ended December 31, 1997 compared to $26,000 for the year ended December 31, 1996, offset by an increase in service fee income of $16,000, or 13.6%, to $131,000 for the year ended December 31, 1997 from $115,000 for the year ended December 31, 1996.

        GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General, administrative and other expenses increased $45,000, or 3.5%, to $1.32 million for the year ended December 31, 1997 from $1.28 million for the year ended December 31, 1996. The increase was primarily due to normal increases in salaries, staffing for the new branch office and employee benefit plans of $103,000, or 22.8%, from $448,000 for the year ended December 31, 1996 to $551,000 for the year ended December 31, 1997. The increase in salary expenses was primarily due to an increase of staff. The occupancy and equipment expense increased $18,000, or 10.9%, from $167,000 for the year ended December 31, 1996 to $185,000 for the year ended December 31, 1997, primarily due to the opening of the new branch. Franchise taxes increased $33,000, or 61.8%, from $52,000 for the year ended December 31, 1996 to $85,000 for the year ended December 31, 1997. Other expenses increased $153,000, or 46.9%, due to additional expenses of operating a public company and more aggressive marketing in conjunction with opening the new branch. The increases were offset by a reduction in FDIC insurance premiums of $262,000, or 92.5%, from $283,000 for the year ended December 31, 1996 to $21,000 for the year ended December 31, 1997. General, administrative and other expenses in 1996 were unusually high due to the special assessment related to the recapitalization of the SAIF fund of $225,000.

        INCOME TAX EXPENSE. The tax expense increased to $38,000, or 46.9%, from $81,000 for the year ended December 31, 1996 to $119,000 for the year ended December 31, 1997. The increase in income taxes is due to the increase in net income before taxes from $267,000 for the year ended December 31, 1996 to $314,000 for the year ended December 31, 1997. The effective tax rates for the years ending December 31, 1997 and 1996 were 34% and 30%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        The Company's primary sources of funds are deposits, principal and interest payments on loans, and FHLB advances. While maturities and scheduled amortization of loans are predictable source of funds, deposits flows and mortgage prepayments are greatly influenced by general interest rates, economics conditions and competition. The FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the savings bank. The Bank will maintain a minimum level of liquidity, as defined by the FDIC, such that the total of cash and marketable investment securities divided by total deposits and short term liabilities will exceed 15%. The Bank's liquidity ratios were 24%,17%, and 21.6%, at December 31, 1998, 1997 and 1996, respectively.

        The primary investment activity of the Company is the origination of one- to four-family mortgage loans and consumer loans, and the purchase of investments, including CMOs. During the years ended December 31, 1998, 1997, and 1996, the Bank originated mortgage loans in the amounts of $20.5 million $6.5 million, and $9.3 million, respectively, and consumer loans in the amount of $1.7 million, $2.4 million, and $1.3 million, respectively. In 1998, the Company increased its investments in CMOs from $4.8 million for the year ended 1997 to $8.1 million for the year ended 1998.

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

        In addition, the FDIC established guidelines prescribing a minimum Tier I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, provided that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. At December 31, 1998, the Bank maintained a leverage ratio of 11.5% and total capital to risk weighted assets ratio of 24.2%. See Note 9 to the Financial Statements appearing elsewhere in this Annual Report.

        The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 199, cash and short term investments totaled $2.5 million.

        At December 31, 1998, the Bank had outstanding loan commitments (including undisbursed loan proceeds and unused line of credits) of $3.1 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposits which are scheduled to mature in one year or less from December 31, 1998, totaled $13.9 million.

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

                  [CLARK, SCHAEFER, HACKETT & CO. LETTERHEAD]

                          Independent Auditors' Report


The Board of Directors
Lenox Bancorp Inc.:

We have audited the accompanying consolidated balance sheets of Lenox Bancorp Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenox Bancorp Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




/s/ Clark, Schaefer, Hackett & Co.
Cincinnati, Ohio
February 2, 1999

                               LENOX BANCORP INC.

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                     Assets
                                                             December 31,
                                                  ----------------------------
                                                        1998            1997
Cash and due from banks (including interest
    bearing deposits of $1,759,439 and
    $245,760 at December 31, 1998 and 1997)       $   2,350,276    $   663,856
Certificates of deposit                                 183,091        172,686
Investment securities - available for
    sale, at fair value (amortized cost of
    $3,303,267 and $4,293,779 at
    December 31, 1998 and 1997)                       3,300,922      4,291,434
Mortgage-backed securities - available for
    for sale, at fair value (amortized cost
    of $798,607 and $1,026,034 at
    December 31, 1998 and 1997)                         805,018      1,030,094
Collateralized mortgage obligations - held to
    maturity (fair value of $5,992,275 and
    $4,761,235 at December 31, 1998 and 1997)         5,925,580      4,765,592
Collateralized mortgage obligations - available
    for sale, at fair value (amortized cost
    of $2,166,515 at December 31, 1998)               2,179,132              -
Loans receivable, net                                38,308,042     39,002,257
Loans held for sale - at lower of cost or market        220,020              -
Accrued interest receivable:
    Loans                                               161,133        153,435
    Mortgage-backed securities                            5,009          6,760
    Collateralized mortgage obligations                  39,666         26,525
    Investments and certificates of deposit              63,221         84,098
Property and equipment, net                             563,802        598,090
Federal Home Loan Bank stock - at cost                  822,200        625,100
Prepaid expenses and other assets                       156,666         88,681
Prepaid federal income taxes                              5,652              -
                                                  -------------   ------------
                                                  $  55,089,430   $ 51,508,608
                                                  =============   ============
See accompanying notes to financial statements.

                      Liabilities and Stockholders' Equity

                                                                                        December 31,
                                                                               -----------------------------
                                                                                   1998              1997
                                                                               -------------    ------------
Deposits                                                                       $  33,066,738      31,866,533
Advances from Federal Home Loan Bank                                              14,440,006      12,287,123
Advance payments by borrowers for taxes
    and insurance                                                                    162,405         134,075
Accrued expenses                                                                     161,474         117,669
Accrued federal income taxes                                                               -          40,000
Deferred federal income taxes                                                        112,172          98,583
                                                                               -------------    ------------
                                                                                  47,942,795      44,543,983
                                                                               -------------    ------------
Commitments                                                                                -               -

Stockholders' equity:
    Common stock-authorized 2,000,000 shares no par value, 425,677 issued and
       404,413 and 407,942 outstanding at December 31, 1998
       and 1997                                                                            -               -
    Additional paid in capital                                                     3,743,279       3,712,823
    Retained earnings - substantially restricted                                   4,216,005       4,072,811
    Unearned ESOP shares                                                            (240,463)       (281,723)
    Shares acquired for Stock Incentive Plan                                        (235,469)       (255,293)
    Less 21,264 and 17,735 shares held in treasury
       at December 31, 1998 and 1997                                                (347,728)       (285,125)
    Accumulated other comprehensive income:
       Unrealized gain on available for sale
         securities, net of income taxes                                              11,011           1,132
                                                                               -------------    ------------
                                                                                   7,146,635       6,964,625
                                                                               -------------    ------------
                                                                               $  55,089,430    $ 51,508,608
                                                                               =============    ============

                               LENOX BANCORP INC.

                        Consolidated Statements of Income

                       Three Years Ended December 31, 1998

                                                           1998            1997            1996
                                                           ----            ----            ----
Interest and dividend income:
    Loans                                          $  2,960,490       2,976,736       2,710,337
    Mortgage-backed securities                           62,257          78,082          79,968
    Collateralized mortgage obligations                 474,868           9,915               -
    Investments and interest bearing deposits           315,449         441,694         516,614
    Federal Home Loan Bank                               55,664          36,354          29,235
                                                   ------------       ---------       ---------
                                                      3,868,728       3,542,781       3,336,154
                                                   ------------       ---------       ---------
Interest expense:
    Deposits                                          1,555,783       1,487,274       1,603,571
    Borrowed money and capitalized leases               811,897         541,184         342,828
                                                   ------------       ---------       ---------
                                                      2,367,680       2,028,458       1,946,399
                                                   ------------       ---------       ---------
         Net interest income before provision
            for loan losses                           1,501,048       1,514,323       1,389,755

Provision for loan losses                                17,500          10,500               -
                                                   ------------       ---------       ---------
         Net interest income after provision
            for loan losses                           1,483,548       1,503,823       1,389,755
                                                   ------------       ---------       ---------
Other income:
    Service fee and other income                        149,566         130,988         115,343
    Gain on sale of real estate owned                     6,357               -          12,295
    Gain on sale of investments                          11,648               -          25,917
    Gain on sale of loans                               123,942               -               -
                                                   ------------       ---------       ---------
                                                        291,513         130,988         153,555
                                                   ------------       ---------       ---------
General, administrative and other expenses:
    Compensation and employee benefits                  654,730         550,460         448,229
    Occupancy and equipment                             211,689         185,002         166,833
    Federal deposit insurance premiums                   19,397          21,288         282,673
    Franchise taxes                                      85,426          84,495          52,221
    Other operating expenses                            469,370         479,258         326,247
                                                   ------------       ---------       ---------
                                                      1,440,612       1,320,503       1,276,203
                                                   ------------       ---------       ---------
         Income before provision for
            income taxes                                334,449         314,308         267,107

Provision for income taxes                              120,190         119,019          81,000
                                                   ------------       ---------       ---------
         Net income                                $    214,259         195,289         186,107
                                                   ============       =========       =========
Basic earnings per share (since July 1, 1996)      $       0.59            0.51            0.13
                                                   ============       =========       =========
Diluted earnings per share (since July 1, 1996)    $       0.57            0.51            0.13
                                                   ============       =========       =========

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                 Consolidated Statements of Comprehensive Income

                       Three Years Ended December 31, 1998


                                                           1998               1997           1996
                                                           ----               ----           ----
Net income                                             $   214,259          195,289         186,107
Other comprehensive income, net of tax
    Unrealized gains (losses) on available for
       sale sercurities:
         Unrealized holding gains (losses)
            during the year                                 17,566           69,744        (132,018)
         Reclassification adjustments for gains
            included in net income                          (7,687)              -          (17,105)
                                                       -----------          -------          ------
              Net gain (loss) recognized in other
                 comprehensive income                        9,879           69,744        (149,123)
                                                       -----------          -------          ------
Comprehensive income                                   $   224,138          265,033          36,984
                                                       ===========          =======          ======

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 1998

                                                                                                           Unrealized
                                                                                                           Gain (Loss)
                                                   Additional             Unearned     Stock               on Available
                                           Common   Paid in    Retained     ESOP     Incentive  Treasury     for Sale
                                           Stock    Capital    Earnings    Shares      Plan      Stock     Securities      Total
                                           -----    -------    --------    ------      ----      -----     ----------      -----
Balance at December 31, 1995             $    -            -  3,767,619          -       -          -        80,511      3,848,130

Reorganization to a stock company
    with the issuance of common
    stock                                     -    3,708,196          -   (340,540)      -          -             -      3,367,656

Net income for the year ended
        December 31, 1996                     -            -    186,107          -       -          -             -        186,107

Change in net unrealized loss on
    available-for-sale securities net of
    deferred tax of $72,374                   -            -          -          -       -          -      (149,123)      (149,123)

ESOP shares committed to be
    allocated at average market price        -         2,567          -     14,460       -          -             -         17,027
                                           ----    ---------  ---------   --------    ------     -------    -------      ---------

Balance at December 31, 1996             $   -     3,710,763  3,953,726   (326,080)      -          -       (68,612)     7,269,797
                                           ----    ---------  ---------   --------    ------     -------    -------      ---------

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 1998

                                                                                                           Unrealized
                                                                                                           Gain (Loss)
                                                   Additional             Unearned     Stock               on Available
                                           Common   Paid in    Retained     ESOP     Incentive  Treasury     for Sale
                                           Stock    Capital    Earnings    Shares      Plan      Stock     Securities      Total
                                           -----    -------    --------    ------      ----      -----     ----------      -----
Balance at December 31, 1996             $   -    3,710,763   3,953,726   (326,080)         -          -    (68,612)    7,269,797

Net income for the year ended
        December 31, 1997                    -            -     195,289          -          -          -          -       195,289

ESOP shares committed to be
    allocated at average market price        -       11,610           -     44,357          -          -          -        55,967

Shares acquired for future Stock
    Incentive Plan awards                    -            -           -          -   (274,111)         -          -      (274,111)

Shares acquired to be held in treasury       -            -           -          -          -   (285,125)         -      (285,125)

Stock Incentive Plan awards                  -       (9,550)          -          -      9,550          -          -             -

Amortization of Stock Incentive Plan         -            -           -          -      9,268          -          -         9,268

Change in net unrealized gain on
    available-for-sale securities net of
    deferred tax of $35,933                  -            -           -          -          -          -     69,744        69,744

Cash dividends of $.20 per share             -            -     (76,204)         -          -          -          -        (76,204)
                                          ------  ---------   ---------    --------   --------   --------     -----     ---------

Balance at December 31, 1997             $   -    3,712,823   4,072,811    (281,723)  (255,293)  (285,125)    1,132     6,964,625
                                          ------  ---------   ---------    --------   --------   --------     -----     ---------

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 1998

                                                                                                           Unrealized
                                                                                                           Gain (Loss)
                                                   Additional             Unearned     Stock               on Available
                                           Common   Paid in    Retained     ESOP     Incentive  Treasury     for Sale
                                           Stock    Capital    Earnings    Shares      Plan      Stock     Securities      Total
                                           -----    -------    --------    ------      ----      -----     ----------      -----

Balance at December 31, 1997             $   -    3,712,823    4,072,811  (281,723)  (255,293)  (285,125)      1,132    6,964,625

Net income for the year ended
        December 31, 1998                    -            -      214,259         -          -          -           -      214,259

ESOP shares committed to be
    allocated at average market price        -       28,197            -    41,260          -          -           -       69,457

Shares acquired to be held in treasury       -            -            -         -          -    (62,603)          -      (62,603)

Stock Incentive Plan awards                  -        2,259            -         -     (2,259)         -           -            -

Amortization of Stock Incentive Plan         -            -            -         -     22,083          -           -       22,083

Change in net unrealized gain on
    available-for-sale securities net of
    deferred tax of $5,089                   -            -            -         -          -          -       9,879        9,879

Cash dividends of $.20 per share             -            -      (71,065)        -          -          -           -      (71,065)
                                           -----  ---------    ---------  --------   --------   --------      ------     ---------

Balance at December 31, 1998             $   -    3,743,279    4,216,005  (240,463)  (235,469)  (347,728)     11,011     7,146,635
                                           =====  =========    =========  ========   ========   ========      ======     =========

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                      Consolidated Statements of Cash Flows

                       Three Years Ended December 31, 1998

                                                                 1998               1997               1996
                                                                 ----               ----               ----
Cash flows from operating activities:
    Interest and dividends received                           $  3,797,577           3,517,133          3,239,825
    Interest paid                                               (2,341,148)         (1,975,424)        (1,937,876)
    Loans disbursed for sale in the secondary market            (8,398,600)                  -                  -
    Proceeds from sale of loans in the secondary market          8,214,110                   -                  -
    Loan origination fees received                                  16,563              27,322             27,841
    Other fees                                                     148,214             130,647            108,856
    Cash paid to suppliers and employees                        (1,242,194)         (1,155,544)        (1,306,003)
    Income taxes paid                                             (157,342)           (119,322)                 -
                                                                  ---------           ---------         ---------

        Net cash provided by operating activities                   37,180             424,812            132,643
                                                                   -------            --------            -------
Cash flows from investing activities:
    Property and equipment additions                               (36,551)           (392,852)           (28,183)
    Proceeds from sale of equipment                                  1,750                   -             11,500
    Purchase of mortgage-backed securities -
      available for sale                                                 -                   -           (953,053)
    Repayments of mortgage-backed securities                       218,806             118,546            221,316
    Proceeds from sale of mortgage-backed securities -
      available for sale                                                 -                   -            636,303
    Purchase of collateralized mortgage obligations -
      held to maturity                                          (1,857,798)         (4,765,592)                 -
    Purchase of collateralized mortgage obligations -
      available for sale                                        (2,166,515)                  -                  -
    Repayments of collateralized mortgage obligations              698,683                   -                  -
    Purchase of certificates of deposit                            (10,405)            (10,406)           (10,406)
    Purchase of Federal Home Loan Bank stock                      (141,600)           (152,900)                 -
    Loan disbursements                                         (13,972,581)         (8,884,327)       (10,578,760)
    Loans purchased                                             (2,468,313)           (798,000)          (884,168)
    Loan principal repayments                                   17,118,607           8,154,305          7,313,477
    Purchase of investment securities - available for sale      (2,703,500)                  -         (6,886,789)
    Maturity of investments - available for sale                 3,100,000           1,900,000          1,820,000
    Proceeds from sale of investments - available for sale         608,813                   -          4,893,785
    Proceeds from sale of real estate acquired through
      foreclosure                                                   40,424                   -             52,204
                                                                   -------            --------             ------

        Net cash used by investing activities                   (1,570,180)         (4,831,226)        (4,392,774)
                                                                -----------         -----------        -----------

        Net cash flows used by operating and investing
          activities (subtotal carried forward)                 (1,533,000)         (4,406,414)        (4,260,131)
                                                                -----------         -----------        -----------

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                      Consolidated Statements of Cash Flows

                       Three Years Ended December 31, 1998

                                                                   1998               1997               1996
                                                                   ----               ----               ----

        Net cash flows used by operating and investing
          activities (subtotal brought forward)                 (1,533,000)         (4,406,414)        (4,260,131)

Cash flows from financing activities:
    Net increase (decrease) in deposits                          1,200,205            (684,722)        (1,117,683)
    Borrowings from Federal Home Loan Bank                       2,780,000           5,825,000          2,075,000
    Repayment of Federal Home Loan Bank loans                     (627,117)           (544,580)          (395,779)
    Payments on capitalized lease obligations                            -              (4,867)           (11,395)
    Purchase of shares for future Stock Incentive Plan
      awards                                                             -            (274,111)                 -
    Purchase of shares to be held in treasury                      (62,603)           (285,125)                 -
    Proceeds from sale of stock upon conversion                          -                   -          3,575,549
    Dividends paid on common stock                                 (71,065)            (76,204)                -
                                                                  --------            --------          ---------

        Net cash provided by financing activities                3,219,420           3,955,391          4,125,692
                                                                ----------          ----------          ---------

    Increase (decrease) in cash and cash equivalents             1,686,420            (451,023)          (134,439)

    Cash and due from banks at beginning of period                 663,856           1,114,879          1,249,318
                                                                  --------          ----------          ---------

    Cash and due from banks at end of period                   $ 2,350,276             663,856          1,114,879
                                                              ============            ========         =========

                               LENOX BANCORP INC.

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

           The Bancorp's business consists of attracting deposits from the general public and applying those funds in the origination of residential and consumer loans.

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

           Investments in debt and equity securities

           Investments in debt and equity securities are classified upon acquisition into one of three categories; held to maturity, trading, and available for sale. Debt securities that the Bancorp has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Bancorp has no trading securities. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of equity, net of deferred taxes.

           Gains or losses on the sale of investment securities, mortgage-backed securities and collateralized mortgage obligations available for sale are determined on the specific identification method. Premiums and discounts on investment securities, mortgage-backed securities and collateralized mortgage obligations are amortized or accredited using the interest method over the expected lives of the related securities.

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

           In 1998, the Bancorp began selling all eligible fixed rate, single-family loans originated in the secondary market. Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees and costs are aggregated with the principal balances of the related loans.

           The Bancorp retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan's contractual interest rate due to servicing fees retained.

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

           Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

           Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

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

           Off balance sheet instruments

           In the ordinary course of business, the Bancorp has entered into off-balance sheet financial instruments consisting of commitments to extend credit and commitments under line of credit loans. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

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

           In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement requires that (a) items of other comprehensive income be classified by their nature in a financial statement and (b) the accumulated balance of other comprehensive income be displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. This standard was adopted for the year ended December 31, 1998.

           In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which s based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. The adoption of this standard for the year ended December 31, 1998 did not have an impact on the Bancorp's financial statements.

           Earnings per share

           Weighted average shares for December 31, 1998, 1997 and 1996 have been restated for the adoption of SFAS No. 128 "Earnings Per Share". Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive. Earnings per common share does not include shares purchased for the stock incentive plan that have not been awarded.

2.  Investments, Mortgage-Backed Securities and Collateralized Mortgage
    Obligations:

    The amortized cost and estimated fair values of investments and mortgage-backed securities available for sale are as follows:

                                               December 31, 1998
                             ------------------------------------------------------
                                               Gross          Gross
                               Amortized    Unrealized     Unrealized        Fair
                                 Cost          Gains         Losses         Value
                                 ----          -----         ------         -----
    U.S. Government and
       agencies securities   $ 3,303,267        3,945          6,290      3,300,922
    Mortgage-backed
       securities                798,607        8,558          2,147        805,018
                             -----------       ------          -----      ---------
                             $ 4,101,874       12,503          8,437      4,105,940
                             ===========       ======          =====      =========

                                              December 31, 1997
                            ------------------------------------------------------
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
                               =========       ======         ======     =========

    The amortized cost and estimated market values of investments and mortgage-backed securities at December 31, 1998 and 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                   December 31, 1998             December 31, 1997
                                   -----------------             -----------------
                                              Estimated                     Estimated
                                               Market                        Market
                                   Cost         Value            Cost         Value
                                   ----         -----            ----         -----
    Due in five to ten years  $    703,246       705,362       2,096,458    2,102,670
    Due in over ten years        2,600,021     2,595,560       2,197,321    2,188,764
    Mortgage-backed
       securities                  798,607       805,018       1,026,034    1,030,094
                                ----------    ----------       ---------    ---------
                               $ 4,101,874     4,105,940       5,319,813    5,321,528
                                 =========     =========       =========    =========

    The amortized cost and market values of investment securities by call date at December 31, 1998 are as follows:

                                                   Amortized         Market
                                                      Cost           Value
                                                      ----           -----
           Callable in one year or less           $  2,600,021      2,595,560
           Callable in one to three years              703,246        705,362
                                                    ----------     ----------
                                                  $  3,303,267     3,300,922
                                                     =========     =========

    Proceeds and resulting gains and losses realized from sale of investments and mortgage-backed securities for years ended December 31, 1998, 1997, and 1996 were as follows:

                                                                         Net
                                                                       Realized
                                       Gross       Gross      Gross      Gain
                                      Proceeds     Gains      Losses    (Loss)
                                      --------     -----      ------    ------

    Year ended December 31, 1998     $   608,813   11,648       -       11,648

    Year ended December 31, 1997             -        -         -          -

    Year ended December 31, 1996       5,530,089   37,294    11,377     25,917


    The amortized cost and estimated fair values of collateralized mortgage obligations held to maturity are as follows:

                                               December 31, 1998
                             --------------------------------------------------
                                               Gross        Gross
                               Amortized    Unrealized   Unrealized      Fair
                                 Cost          Gains       Losses       Value
                                 ----          -----       ------       -----
    Collateralized
       mortgage obligations  $ 5,925,580       68,405        1,710    5,992,275
                               =========       ======        =====    =========


                                               December 31, 1997
                             --------------------------------------------------
                                               Gross        Gross
                               Amortized    Unrealized   Unrealized      Fair
                                 Cost          Gains       Losses       Value
                                 ----          -----       ------       -----
    Collateralized
       mortgage obligations  $ 4,765,592       22,585       26,942    4,761,235
                               =========       ======       ======    =========

    The amortized cost and estimated market values of collateralized mortgage obligations held to maturity at December 31, 1998 and 1997 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 December 31, 1998           December 31, 1997
                                 -----------------           -----------------
                                          Estimated                   Estimated
                                           Market                      Market
                                 Cost       Value          Cost         Value
                                 ----       -----          ----         -----

    Due in five to ten years  $1,473,563   1,476,281           -            -
    Due in over twenty years   4,452,017   4,515,994     4,765,592    4,761,235
                               ---------   ---------     ---------    ---------
                              $5,925,580   5,992,275     4,765,592    4,761,235
                               =========   =========     =========    =========


    The amortized cost and estimated fair values of collateralized mortgage obligations available for sale are as follows:

                                            December 31, 1998
                             --------------------------------------------------
                                             Gross        Gross
                               Amortized  Unrealized   Unrealized        Fair
                                 Cost        Gains       Losses         Value
                                 ----        -----       ------         -----
    Collateralized
       mortgage obligations  $ 2,166,515     30,000       17,383      2,179,132
                               =========     ======       ======      =========


    At December 31, 1998, all collateralized mortgage obligations available for sale are due after twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

3.  Loans Receivable:

    Loans receivable, including loans held for sale, are summarized as follows:

                                                 1998                  1997
                                                 ----                  ----
    Mortgage loans secured by one to
       four family residences                $ 34,345,002            35,380,451
    Multi-family residential real estate        1,560,682               798,000
    Home equity line of credit                  1,175,446               997,660
    Consumer                                    1,719,060             1,974,352
    Unsecured consumer line of credit             121,278                99,825
    Passbook loans                                 43,348                15,739
                                             ------------          ------------
                                               38,964,816            39,266,027
                                             ------------          ------------
    Less:
        Loans in process                          352,635               144,717
        Allowance for loan loss                    66,472                66,341
        Deferred loan fees                         17,647                52,712
                                             ------------          ------------
                                                  436,754               263,770
                                             ------------          ------------
                                             $ 38,528,062            39,002,257
                                               ==========            ==========

    At December 31, 1998 and 1997, adjustable rate loans approximated $18,489,000 and $16,424,000.

    As discussed previously, the Bancorp has sold certain whole loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $7,695,000 at December 31, 1998. All of the loans held for sale at December 31, 1998 will be sold with the servicing retained by the Bancorp.

    Mortgage servicing rights of $92,009 were capitalized in 1998. The fair value of mortgage servicing rights approximates the current book value as of December 31, 1998. Amortization of mortgage servicing rights was $9,974 for the year 1998.

    Activity in the allowance for loan losses are as follows:

                                                   Year Ended December 31,
                                                   -----------------------
                                            1998           1997          1996
                                            ----           ----          ----

             Beginning balance           $  66,341         57,770        60,050
             Provision for loan
                losses                      17,500         10,500           -
             Charge off of loans           (21,195)        (2,963)       (4,330)
             Recoveries of prior
                charge-offs                  3,826          1,034         2,050
                                           -------        -------       -------
                                         $  66,472         66,341        57,770
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

    Loans to officers and directors totaled $817,840 and $828,879 as of December 31, 1998 and 1997, respectively. An analysis of loan activity for the years ended December 31, 1998 and 1997 follows:

                                                     1998             1997
                                                     ----             ----

             Outstanding balance, beginning      $  828,879           575,451
             New loans issued                       156,000           358,480
             Repayments                            (167,039)         (105,052)
                                                    -------           -------

             Outstanding balance, ending         $  817,840           828,879
                                                    =======           =======

4.      Property and Equipment:

    Property and equipment at December 31, 1998 and 1997 is summarized by major classification as follows:

                                                    1998          1997
                                                    ----          ----

         Land and building                      $  324,828       321,311
         Furniture and equipment                   338,424       319,205
         Leasehold improvements                    244,466       244,466
                                                   -------       -------
                                                   907,718       884,982
         Accumulated depreciation                  343,916       286,892
                                                   -------       -------

                                                $  563,802       598,090
                                                   =======       =======

         In 1993, the Bancorp constructed an addition with a cost of $126,938 to the building that it is currently leasing as its main office. The Bancorp has an agreement with the lessor that if the lease is terminated, the Bancorp will receive from the lessor a set dollar amount based on a ten year declining schedule. The building addition at the end of the lease becomes the property of the lessor. The net book value of the addition and related leasehold improvements at December 31, 1998 was $172,423. The amount that the Bancorp will receive if the lease is not renewed on December 31, 1999 is $33,000.

         Effective July 1, 1995, the Bancorp entered into a lease with Procter and Gamble for its main office facilities that expires December 31, 1999. Rent expense for the years ended December 31, 1998, 1997 and 1996 was $22,986, $22,977 and $22,975 respectively. Future minimum lease payments on the lease at December 31, 1998 are $35,660 for 1999.

         The Bancorp may exercise a five-year renewal option on the lease, only upon the approval of the lessor. The Bancorp's continued use of its facilities beyond the lease term is dependent upon the decisions of the Procter and Gamble Company, who is presently evaluating the situation. The Bancorp previously leased its facilities on a year to year basis from the Procter and Gamble Company at a nominal annual amount. There is a reasonable possibility that the Bancorp, in the near term, may be required to obtain an alternate site for its main office. The effect this could have on business operations is not known.

         The Bancorp has entered into a sub-lease agreement with an entity providing financial planning services to individuals. The lease agreement provides for variable lease payments based on the operating results of the lessee. During 1998, 1997 and 1996 sub-lease income recognized by the Bancorp was $2,216, $15,084 and $1,034 respectively.

5.  Deposits

    Deposit amounts are summarized as follows:

                                                       December 31,
                                             1998                     1997
                                    ----------------------    ------------------
                                                  Weighted              Weighted
                                                  Average               Average
                                       Balance     Rate       Balance     Rate

    Statement savings               $  4,593,450   2.49%      5,071,176   2.73%
    NOW and money market accounts      5,283,359   2.47       5,120,059   2.86
    Other                                 49,165   1.99          53,521   2.38
                                     -----------             ----------
                                       9,925,974             10,244,756
                                       ---------             ----------

    Certificates:
        Three months                     158,175   4.04       2,111,988   6.57
        Six months                     1,418,436   4.94       1,251,007   5.52
        Nine months                      812,418   5.18         609,155   5.71
        One year                       7,103,414   5.52       4,285,331   5.80
        Fifteen months                   610,084   5.14         196,597   5.84
        Eighteen months                1,604,948   5.57       1,972,124   5.85
        Two years                      3,058,632   5.76       2,169,232   5.62
        Three years                      627,840   5.76         588,161   6.08
        Four years                       484,584   7.04         617,310   6.86
        Five years                     7,262,233   6.26       7,820,872   6.30
                                     -----------   ----      ----------   ----

                                      23,140,764   5.76      21,621,777   6.06
                                      ----------   ----      ----------   ----

                                    $ 33,066,738   4.78%     31,866,533   5.01%
                                      ==========   ====      ==========   ====

    Scheduled maturities of certificate accounts are as follows:

                                                    1998              1997
                                                    ----              ----

               Within one year                 $  13,938,759        12,086,611
               1 - 2 years                         5,484,191         4,796,963
               2 - 3 years                         1,559,468         2,299,911
               Over 3 years                        2,158,346         2,438,292
                                                 -----------       -----------
                                               $  23,140,764        21,621,777
                                                  ==========        ==========

    Interest expense on deposits is summarized as follows:

                                                      December 31,
                                                  -------------------
                                        1998            1997           1996
                                        ----            ----           ----

    Statement savings             $     120,336         130,228        142,814
    NOW and Money Market                142,188         144,080        143,361
    Certificates of Deposit           1,293,259       1,212,966      1,317,396
                                      ---------       ---------      ---------
                                   $  1,555,783       1,487,274      1,603,571
                                      =========       =========      =========

    The aggregate amount of certificates of deposit in denominations of $100,000 or more was $4,224,476 and $3,998,557 at December 31, 1998 and 1997.

6.  Capitalized Lease Obligations:

    The Bancorp leased automated teller machines under capital leases. The leases contained a bargain purchase option at the end of the lease. The leased assets are included in furniture and fixtures at $34,875 and $48,691 less accumulated depreciation of $33,838 and $44,779 at December 31, 1998 and 1997 respectively. The final payments required under the leases were made in 1997.

7.  Federal Home Loan Bank Advances:

    The Bancorp has advances from the Federal Home Loan Bank. These advances range in maturity from ninety days to 15 years with interest rates of between 5.10% and 6.40%. Future maturities on the advances from the Federal Home Loan Bank are as follows:

                  1999                                  $   2,351,344
                  2000                                      2,882,567
                  2001                                      1,581,695
                  2002                                      5,081,063
                  2003                                         79,969
                  Subsequent years                          2,463,368
                                                          -----------
                                                         $ 14,440,006
                                                         ============

    The advances are collateralized by a blanket pledge of residential mortgage loans held by the Bancorp. The Bancorp has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $21.7 million for future advances.

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

    A bill repealing the thrift bad debt reserve was signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts will be required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

    Tax reserves accumulated after 1987 will automatically be subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated.

    As a result of the tax law change, the Bancorp is expected to ultimately recapture approximately $61,000 of tax reserves accumulated after 1987, resulting in addition tax payments of $21,000. The recapture of these reserves will not result in any significant income statement effect to the Bancorp. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

    Appropriated and unappropriated retained earnings at December 31, 1998 included earnings of approximately $1,096,000 representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Bancorp does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bancorp will be subject to federal income tax at the then current corporate rate.

    An analysis of the provision for federal income taxes is as follows:

                                         Years Ended December 31,
                                         ------------------------
                                1998             1997              1996
                                ----             ----              ----

    Current                 $  111,690         108,019            63,000
    Deferred                     8,500          11,000            18,000
                             ---------        --------            ------
                            $  120,190         119,019            81,000
                               =======         =======            ======

    At December 31, 1998 and 1997, the deferred components of the Bancorp's income tax liabilities, as included in the statements of financial condition are summarized as follows:

                                                       1998               1997
                                                       ----               ----

    Deferred tax liabilities:
        FHLB stock dividends                     $  120,100            101,200
        Bad debt reserve                                -                4,000
        Net unrealized gains on available
           for sale securities                        5,672                583
        Depreciation                                  3,000             11,400
                                                  ---------           --------

               Gross deferred tax liabilities       128,772            117,183
                                                  ---------           --------

    Deferred tax assets:
        Bad debt reserve                              2,000                -
        Deferred loan fees                            4,300              8,400
        Amortization of stock awards                  3,500              3,200
        ESOP expense                                  4,800              2,600
        Other                                         2,000              4,400
                                                  ---------           --------

               Gross deferred tax assets             16,600             18,600
                                                  ---------           --------

    Valuation allowance                                 -                  -
                                                  ---------           --------

    Net deferred tax liability                   $  112,172             98,583
                                                    =======           ========


    The Bancorp's income tax expense differed from the statutory federal rate of 34% as follows:
                                               Years Ended December 31,
                                               ------------------------
                                         1998           1997           1996
                                         ----           ----           ----
    Tax expense at statutory rate    $  113,713       106,864         90,816
    Sur - tax exemption                     -             -           (6,678)
    Increase in deferred tax rate           -           6,907            -
    Permanent book/tax differences       10,396           -              -
    Other                                (3,919)        5,248         (3,138)
                                       --------     ---------        -------
                                     $  120,190       119,019         81,000
                                        =======       =======         ======

    Effective tax rate                     35.9%         37.9%          30.3%
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

                                     December 31, 1998
               --------------------------------------------------------------
                              Required                   Actual      Required
                  Amount      Amount         Excess       Rate         Rate
                  ------      ------         ------       ----         ----

    Tier I    $  6,364,000    2,206,000      4,158,000     11.5          4.0
    Tier II      6,430,000    2,129,000      4,301,000     24.2          8.0

                                     December 31, 1997
               --------------------------------------------------------------
                              Required                   Actual      Required
                  Amount      Amount         Excess       Rate         Rate
                  ------      ------         ------       ----         ----

    Tier I    $  5,815,000    1,959,000      3,856,000     11.9          4.0
    Tier II      5,881,000    1,978,000      3,903,000     23.8          8.0

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

11. Retirement Plans:

    401(k) Savings Plan

    The Bancorp has a 401(k) savings plan that covers substantially all employees. The employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Bancorp annually determines the contribution based on the percentage of the employees plan compensation or employee pay contributed to the Plan. The Bancorp matches the employee contribution to the plan up to 6% of employee compensation. Total contributions by the Bancorp for the years ended December 31, 1998, 1997 and 1996 were $4,386, $7,574, and $9,400 respectively.

    Employee Stock Ownership Plan

    Concurrent with the conversion from the mutual savings bank form to the stock holding company form of organization, in July 1996, the Bancorp established an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 34,054 shares of common stock in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Bancorp that will be repaid by contributions to the ESOP by the company in the future. Management intends to allocate these shares to eligible employees' accounts over a ten-year period from the establishment of the plan. Expense for shares committed to be allocated during 1998, 1997 and 1996 was $69,457, $63,270 and $17,027. Shares committed to be allocated as of December 31, 1998, 1997 and 1996 totaled 4,043, 4,262, and 1,703 respectively. Remaining unearned shares at December 31, 1998 were 24,046.

    1997 Stock Incentive Plan

    During 1997, the shareholders approved the 1997 Incentive Plan. Under the provisions of the Plan, 59,594 shares of common stock can be reserved for awards. The maximum number of shares reserved for award as Stock Awards is 17,027 shares. These shares were acquired during 1997 and held in treasury. Shares awarded to employees and non-employee directors under the plan totaled 9,524 and 9,353 at December 31, 1998 and 1997 respectively. A recipient earns plan share awards over a 5-year period. The Bancorp recognized $22,083 and $9,268 amortization expense relating to these stock awards during 1998 and 1997, respectively.

    The Plan also allows for 42,567 shares to be reserved for incentive and non-statutory stock options. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal installments commencing one year after the date of the grant.

    Set forth below is activity under the plan.

                          1997                            12/31/98      Option
                        Options   Options   Options        Options        Price
      Date of Grant     Granted  Exercised  Forfeited   Outstanding    Per Share
      -------------     -------  ---------  ---------   -----------    ---------

    July 21, 1997        30,735       -        3,193       27,542       $ 14.75
    July 21, 1998         2,342       -         -           2,342       $ 17.25
    December 21, 1998     1,277       -         -           1,277       $ 17.00
                        -------     ------  --------      -------

                         34,354       -        3,193       31,161
                         ======     ======     =====       ======

    Exercisable in 1998                                     4,596
                                                            =====

    Shares available for
      future grants at
      December 31, 1998                                    11,406
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

                                                       1998                1997
                                                       ----                ----
          Net income:
             As reported                            $  214,259           195,289
             Additional compensation expense            29,863             8,554
             Pro forma                                 184,396           186,735

          Basic earnings per share:
             As reported                            $     0.59              0.51
             Pro forma                                    0.51              0.49

    The estimated fair value of options granted was calculated by the Black-Scholes method. Assumptions used in the calculations are as follows:

       Risk-free interest rate     U.S. Treasury Strips rate on date of grant
                                   which was 5.64%

       Expected life               Life of the options which is ten years

       Expected volatility         0.32% based on the 12-month history of prices

       Expected dividends          $0.20 per share

12. Other Expenses:

    Included in other operating expenses are the following expenses that exceed 1% of interest income and other income:

                                         1998            1997           1996
                                         ----            ----           ----
    Legal and litigation              $  64,018          68,402        28,589
    Other professional fees              73,281          68,463        51,899
    Payroll taxes                        45,230          30,050        31,280
    ATM expense                          43,846          55,228        40,765
    Advertising                          43,119          45,573        15,986

13. Fair Value of Financial Instruments:

    The estimated fair values of the Bancorp's financial instruments at December 31, 1998 and 1997 were as follows:

                                              1998                        1997
                                    -------------------------   -------------------------
                                     Carrying         Fair       Carrying        Fair
                                       Value          Value        Value         Value
    Financial assets:
        Cash and certificates of
           deposit                  $  2,533,367     2,533,367      836,542       836,542
        Investments and mortgage-
           backed securities           4,105,940     4,105,940    5,321,528     5,321,528
        Collateralized mortgage
           obligations                 8,104,712     8,171,407    4,765,592     4,761,235
        Loans receivable, net         38,528,062    38,954,000   39,002,257    38,956,000
        Accrued interest receivable      269,029       269,029      270,818       270,818

    Financial liabilities:
        Deposits:
          Demand accounts     9,925,974     9,925,974   10,244,756    10,244,756
          Certificates       23,140,764    23,406,000   21,621,777    21,638,000
        FHLB advances        14,440,006    14,392,000   12,287,123    12,298,000

14. Summarized Financial Information of the Parent Company:

    The following condensed financial statements summarize the financial position of Lenox Bancorp Inc. as of December 31, 1998 and 1997, and the results of its operations for the year then ended.

                               LENOX BANCORP INC.

                        Statements of Financial Condition
                        ---------------------------------

                                                        1998          1997
                                                        ----          ----
    Assets:
        Cash                                        $   707,314       820,237
        Investment in Lenox Savings Bank              2,375,573     2,131,448
        Accounts receivable and prepaid expenses         64,917        56,217
                                                      ---------     ---------
                                                    $ 3,147,804     3,007,902
                                                      =========     =========

    Liabilities and stockholders' equity:
        Liabilities:
             Accounts payable and
                  accrued expenses                $     5,757            9,789

        Stockholders' equity:
             Common stock                                  -               -
             Additional paid in capital             3,700,905        3,698,646
             Retained earnings                        264,802          121,608
             Less unearned ESOP shares               (240,463)        (281,723)
             Shares acquired for Stock Plan          (111,687)        (128,689)
             Less 28,767 and 25,409 shares
                 held in treasury                    (471,510)        (411,729)
                                                    ---------        ---------
                                                  $ 3,147,804        3,007,902
                                                    =========        =========

                            Statements of Operations

    Interest income                             $    32,277          27,902
    Equity in earnings of Lenox Savings             244,125         245,352
    Professional fees                               (57,926)        (75,655)
    Other operating expenses                        (14,491)        (19,389)
    Franchise taxes                                  (5,126)         (8,921)
    Income tax benefit (expense)                     15,400          26,000
                                                    -------         -------
              Net income                        $   214,259         195,289
                                                    =======         =======

15. Commitments and Contingencies:

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

    The following schedule lists commitments and off-balance-sheet items at December 31, 1998 and 1997.


                                   Loan                   Unused
                               Commitments             Lines of Credit
                               -----------             ---------------
                  1998         $  1,209,200               1,864,610
                  1997              399,600               1,080,415

    In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1998, and all commitments will be funded via cash flow from operations and existing excess liquidity. Of the total loan commitments, at December 31, 1998, $70,000 were fixed rate residential loans. Management expects no losses as a result of these transactions.

16. SAIF Special Assessment:

    The deposits of the Savings Bank are presently insured by the SAIF, which together with the BIF, are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of 0 to 31 cents per $100 of deposits (as compared to the previous range of 23 to 31 cents per $100 of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF would not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

    On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the SAIF. All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Savings Bank's special assessment was approximately $225,000. The assessment was charged against earnings during 1996. Beginning January 1, 1997, SAIF members are assessed a premium of 6.4 cents per $100 of deposits to cover the FICO obligation plus a regular insurance premium. At the present time, the regular insurance premium that applies to the Savings Bank is the lowest risk category of $2,000 per year. Other provisions of the appropriations package required the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and Bank Insurance Fund
    (BIF) by January 1, 1999, provided that the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

17. Earnings Per Share:

    Earnings per share for the years ended December 31, 1998, 1997 and 1996 is calculated as follows:

                                      For the Year Ended December 31, 1998
                                      ------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------   ------
    Basic EPS

    Income available to common
        stockholders                 $  214,259             362,430   $0.59
                                                                       ====

    Effect of Dilutive Securities:
        Stock plan awards                   -            8,563
        Stock options                       -            3,899
                                     ----------      ---------

    Diluted EPS

    Income available to common
        stockholders + assumed
        conversions                  $  214,259        374,892        $0.57
                                        =======        =======         ====


                                      For the Year Ended December 31, 1997
                                      ------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------   ------
    Basic EPS

    Income available to common
        stockholders                 $  195,289        383,487       $ 0.51
                                                                      =====

    Effect of Dilutive Securities:
        Stock plan awards                   -            4,177
        Stock options                     1,892            792
                                       --------      ---------

    Diluted EPS

    Income available to common
        stockholders + assumed
        conversions                  $  197,181        388,456       $ 0.51
                                        =======        =======        =====

                                      For the Year Ended December 31, 1996
                                      ------------------------------------
                                        Income         Shares      Per-Share
                                      (Numerator)   (Denominator)   Amount
                                      -----------   -------------   ------
    Basic EPS

    Income available to common
        stockholders                  $  52,000        392,346       $ 0.13
                                         ------        -------        =====

    Diluted EPS

    Income available to common
        stockholders + assumed
        conversions                   $  52,000        392,346       $ 0.13
                                         ======        =======        =====

18.     Selected Quarterly Financial Data (unaudited):

    Summarized quarterly financial information (in thousands) for 1998 and 1997 is as follows:

                                                        1998
                                       ----------------------------------------
                                                    Quarter Ended
                                                    -------------
                                        3/31/98   6/30/98     9/30/98  12/31/98
                                        -------   -------     -------  --------

    Interest income                    $  968       971          961        969
    Interest expense                      568       601          602        597
                                          ---       ---          ---        ---
         Net interest income              400       370          359        372
    Provision for loan losses             -           5            5          7
                                        -----     -----        -----      -----
         Net interest income after
            provision for loan losses     400       365          354        365
    Other income                           63        61           70         97
    Other expenses                        364       346          357        374
                                          ---       ---          ---        ---
         Income before provision
            for income taxes               99        80           67         88
    Provision for income taxes             34        27           23         36
                                         ----      ----         ----       ----
         Net income                   $    65        53           44         52
                                         ====      ====         ====       ====

    Basic earnings per share           $ 0.18      0.15         0.12       0.14
                                         ====      ====         ====       ====

    Diluted earnings per share         $ 0.17      0.14         0.12       0.14
                                         ====      ====         ====       ====

    Earnings per share for the first three quarters of 1998 has been adjusted for the effect of unallocated ESOP shares and unearned stock award shares.

                                                          1997
                                        ---------------------------------------
                                                      Quarter Ended
                                                      -------------
                                          3/31/97   6/30/97   9/30/97  12/31/97
                                          -------   -------   -------  --------

    Interest income                     $   878       894        883       888
    Interest expense                        487       500        516       525
                                           ----      ----       ----      ----
         Net interest income                391       394        367       363
    Provision for loan losses                 2         4          5       -
                                         ------    ------     ------   -------
         Net interest income after
            provision for loan losses       389       390        362       363
    Other income                             26        32         46        27
    Other expenses                          301       330        302       388
                                          -----      ----       ----      ----
         Income before provision
            for income taxes                114        92        106         2
    Provision for income taxes               39        31         36        13
                                          -----     -----      -----     -----
         Net income (loss)              $    75        61         70       (11)
                                          =====     =====      =====     =====

    Basic earnings (loss) per share      $ 0.19      0.15      0.20       (.03)
                                           ====      ====      ====        ===

    Diluted earnings (loss) per share    $ 0.19      0.15      0.20       (.03)
                                           ====      ====      ====        ===

    Earnings per share for all quarters has been restated to reflect the adoption of SFAS No. 128.

OFFICERS AND DIRECTORS

OFFICERS                                                       DIRECTORS

VIRGINIA M. DEISCH                                             RICHARD C. HARMEYER          CURTIS L. JACKSON
President and Chief Executive Officer                          Chair of the Board           Director

DIANE P. HUNT                                                  HENRY E. BROWN               ROBERT R. KELLER
Vice President, Chief Operating Officer and Secretary          Vice-Chair of the Board      Director

MICHAEL P. COOPER                                              GAIL R. BEHYMER              JOHN C. LAME
Chief Financial Officer and Treasurer                          Director                     Director

                                                               VIRGINIA M. DEISCH           REBA ST. CLAIR
                                                               Director                     Director

                                                               All above directors are members of the board of
                                                               Lenox Bancorp, Inc. and Lenox Savings Bank.

CORPORATE INFORMATION

STOCK PRICE INFORMATION                                        ANNUAL MEETING OF SHAREHOLDERS
Lenox Bancorp, Inc.'s common stock trades over the             The Annual Meeting of the Shareholders of
counter through the National Daily Quotation Service "Pink     Lenox Bancorp, Inc. will be held at 3:00 p.m.,
Sheet " published by the National Quotation Bureau, Inc.       May 7, 1999 at:
under the symbol:  LNXC.  The table below shows the
reported high and low sales prices of the common stock               LENOX SAVINGS BANK
during the periods indicated in 1997 and 1998.                       5255 BEECH STREET
                                                                     ST. BERNARD, OHIO 45217

                                                               All Shareholders are cordially invited to attend.

                          High        Low                      STOCK TRANSFER AGENT AND REGISTRAR
Fourth Quarter, 1998      $17.75      $14.00                   Inquiries regarding stock transfer, registration,
Third Quarter, 1998       $18.25      $13.00                   lost certificates or changes in name and address
Second Quarter, 1998      $19.50      $17.25                   should be directed to the stock transfer agent and
First Quarter, 1998       $21.00      $16.25                   registrar by writing:
--------------------      ------      ------
Fourth Quarter, 1997      $16.75      $16.25
Third Quarter, 1997       $16.63      $14.75                         FIFTH THIRD BANK
Second Quarter, 1997      $15.00      $14.00                         30 FOUNTAIN SQUARE PLAZA
First Quarter, 1997       $14.50      $13.50                         CINCINNATI, OHIO 45263
                                                                     ATTENTION:  SHAREHOLDER SERVICES

Lenox Bancorp, Inc. had approximately 222  shareholders at
December 31, 1998 based upon shareholders of record and        CORPORATE COUNSEL
an estimate of shares held in nominee names.
                                                                     MULDOON, MURPHY & FAUCETTE LLP
INVESTOR INFORMATION:                                                5101 WISCONSIN AVENUE, N.W.
A COPY OF LENOX BANCORP, INC.'S ANNUAL REPORT ON FORM                WASHINGTON, D.C. 20016
10-KSB, TO BE FILED WITH THE SECURITIES AND EXCHANGE
COMMISSION, IS AVAILABLE WITHOUT CHARGE BY WRITING OUR         INDEPENDENT AUDITORS
CORPORATE OFFICE:
                                                                     CLARK, SCHAEFER, HACKETT & CO.
     VIRGINIA M. DEISCH                                              105 EAST FOURTH STREET, SUITE 1600
     PRESIDENT AND CHIEF EXECUTIVE OFFICER                           CINCINNATI, OHIO 45202
     5255 BEECH STREET
     ST. BERNARD, OHIO 45217
     (513) 242-6900

Shareholders, investors, and analysts interested in additional information may contact the above.