Form 10KSB40, Exhibit 13
period 1999-12-31
LENOX BANCORP INC
filed 2000-03-29
CIK 1000050

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF THE COMPANY

      The selected financial and other data of the Company set forth below is derived in part from, and should be read in conjunction with, the Financial Statements of the Company and Notes thereto presented elsewhere in this Annual Report.

	At December 31,

	1999	1998	1997	1996	1995

	(In thousands)
Selected Financial Condition Data:

Total assets	$75,984	$55,089	$51,509	$47,074	$43,149

Total liabilities	71,204	47,943	44,544	39,805	39,301

Loans, net(1)	65,045	38,528	39,002	37,495	33,384

Mortgage-backed securities(2)	4,759	8,910	5,796	1,148	1,083

Cash and cash equivalents	738	2,351	664	1,115	1,249

Investments(2)(3)	4,311	4,306	5,089	6,687	6,639

Deposits	39,436	33,067	31,867	32,551	33,669

Borrowings	31,139	14,440	12,287	7,012	5,343

Stockholders’ equity(4)	4,780	7,147	6,965	7,270	3,848

	Fiscal Year Ended December 31,

	1999	1998	1997	1996	1995

	(In thousands)
Selected Operating Data:

Interest income	$4,458	$3,869	$3,543	$3,336	$2,981

Interest expense	2,940	2,368	2,029	1,946	1,848

Net interest income	1,518	1,501	1,514	1,390	1,133

Provision (credit) for loan losses	40	18	10	—	(2)

Net interest income after provision for loan losses	1,478	1,483	1,504	1,390	1,135

Non-interest income	236	292	131	153	102

Non-interest expense	1,781	1,441	1,321	1,276	1,198

Income (loss) before income taxes	(67)	334	314	267	39

Income taxes	(14)	120	119	81	10

Net income (loss)	$(53)	$214	$195	$186	$29

(continued on next page)

	At or For the Year Ended December 31,

	1999	1998	1997	1996	1995

Selected Financial Ratios and Other Data:

Performance Ratios(5):

Return on average assets	(0.08)%	0.39%	0.41%	0.41%	0.07%

Return on average equity	(0.92)	3.05	2.71	3.34	0.77

Average equity to average assets	8.72	12.95	14.96	12.17	9.11

Equity to total assets at year end	6.29	12.97	13.52	15.44	8.92

Average interest rate spread(6)	2.08	2.26	2.55	2.72	2.49

Net interest margin(7)	2.38	2.84	3.22	3.15	2.82

Average interest-earning assets to average interest-bearing liabilities	106.60	112.91	115.64	109.84	107.19

Non-interest expense to average assets	2.18	2.65	2.75	2.79	2.88

Regulatory Capital Ratios(5):

Tier 1 leverage	6.4	11.5	11.9	11.7	8.9

Total capital to risk-weighted capital	12.0	24.2	23.8	24.1	17.7

Asset Quality Ratios(5):

Non-performing assets as a percent of total assets(8)	0.07	0.10	0.34	0.23	0.21

Non-performing loans as a percent of gross loans(8)(9)	0.08	0.14	0.45	0.29	0.27

Allowance for loan losses as a percent of gross loans(9)	0.14	0.17	0.17	0.15	0.18

Allowance for loan losses as a percent of non-performing loans (8)	173.08	122.22	37.93	53.21	66.87

(1)	The allowance for loan losses at December 31, 1999, 1998, 1997, 1996 and 1995 was (in thousands) $90, $66, $66, $58 and $60, respectively.

(2)	The Bank’s investments and mortgage-related securities were classified as “available for sale” at December 31, 1996. The Bank adopted Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” on January 1, 1994. See Footnote 1 to the Financial Statements of the Company.

(3)	Includes FHLB stock and certificates of deposit.

(4)	Consists solely of retained earnings at December 31, 1995.

(5)	Asset Quality Ratios and Regulatory Capital Ratios are end of year ratios. With the exception of end of year ratios, all ratios are based on average monthly balances.

(6)	The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities.

(7)	The net interest margin represents net interest income as a percent of average interest-earning assets.

(8)	Non-performing assets consist of loans 90 days or more overdue and not accruing interest.

(9)	Gross loans include loans, less loans in process, allowance for loan losses and deferred loan origination fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      Lenox Bancorp, Inc. (the “Company”) does not transact any material business other than through its wholly owned subsidiary, Lenox Savings Bank (the “Bank”). The Bank’s results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income, such as service fee income. The Bank’s general, administrative and other expenses primarily consist of employee compensation, occupancy and equipment expense, franchise taxes, federal deposit insurance premiums and other operating expenses. The Bank’s results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and action of regulatory agencies. The Bank exceeded all of its regulatory capital requirements at December 31, 1999.

      The following pages provide an overview of the general business and financial condition as of December 31, 1999, and results of operation for fiscal 1999, as compared to 1998 and 1997. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Bank’s operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in the Bank’s general market area.

      The forward-looking statements contained herein include, but not limited to, those with respect to the following matters.

1. Management’s analysis of the interest rate risk of the Bank as set forth under “Asset and Liability Management.”

2. Management’s determination of the amount of the allowance for loan losses as set forth under “Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998” and “Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997.”

3. Management’s discussion of the liquidity of the Bank’s assets and the regulatory capital of the Bank as set forth under “Liquidity and Capital Resources.”

Asset and Liability Management

      In managing its interest rate risk the Bank makes every effort to provide a more equal match between the maturity of its liabilities and the maturity or repricing of its assets. In monitoring this process the Bank regularly conducts a comprehensive analysis of its balance sheet. The Bank utilizes a discounted cash flow analysis arriving at a mark-to-market comparison of assets and liabilities to book values and in calculating the net present value of the Bank’s equity position. The net present value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The primary focus is on managing market value and total return. The Bank uses a model which internally generates estimates of the changes in the Bank’s net portfolio value over a range of interest rate scenarios. In addition, but to a much lesser degree, the Bank will review its asset-liability gap position as an indication of how it is faring on matching its assets/liability maturity-repricing profile.

      For purposes of the following net portfolio value table all mortgage-backed securities and mortgages secured by one- to four-family residences are assumed to prepay at various constant prepayment rates, which were chosen based upon a consensus of prepayment rates that apply to various weighted average maturities and which are published by the larger brokerage houses who deal in mortgage-backed and related securities. Lines of credit reprice monthly, and consumer loans are based on amortized balances. Additionally, all variable rate deposit accounts assume a 25% decay rate with the remainder due in the tenth year for all periods. The liability assumptions for variable rate deposit accounts were derived partly from industry methodology standards of valuing core deposits and a blend of the Bank’s own historical experience. Management believes that all of the above assumptions are reasonable.

      Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in net portfolio value require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value model presented assumes that the composition of the Bank’s interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the Bank’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank’s net interest income and will differ from actual results.

      The following table sets forth the Bank’s net portfolio value as of December 31, 1999. As it shows, increases in interest rates will result in net decreases in the Bank’s net portfolio value, while decreases in interest rates will result in smaller net increases in the Bank’s net portfolio value.

				NPV as % of Portfolio
Change in				Value of Assets
Interest Rates	Net Portfolio Value
In Basis Points				NPV
(Rate Shock)	Amount	$ Change	% Change	Ratio	Change (1)

	(Dollars in Thousands)
200	$796	$(1,979)	(71.32)%	0.97%	2.59%

100	1,915	(860)	(30.98)	2.48	1.08

Static	2,775	—	—	3.56	—

(100)	3,172	397	14.30	3.99	0.43

(200)	3,115	340	12.25	3.88	0.11

(1)	Expressed in basis points.

      The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. At December 31, 1999, the Company’s cumulative interest rate gap (which is the difference between the amount of interest-earning assets maturing or repricing within the year and interest-bearing liabilities maturing or repricing within one year) as a percentage of total assets was a negative 1.43%. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities maturing or repricing within a specific time frame. A gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets maturing or repricing within that same time frame. Accordingly, in a rising interest rate environment, an institution with a negative gap would not be in as favorable a position, as compared to an institution with a positive gap, to invest in higher yielding assets. This may result in the yield on its assets increasing at a slower pace than the increase in the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a negative gap would tend to have its assets repricing at a slower rate than its interest-bearing liabilities, which consequently, may result in its net interest income growing at a faster rate then an institution with a positive gap.

Average Balance Sheet

      The following table sets forth certain information relating to the Bank at December 31, 1999 and for the years ended December 31, 1999, 1998 and 1997. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused a material difference in the information presented. The yields and costs include fees which are considered adjustments to yields.

	At December 31,
	1999		1999			1998

		Average			Average			Average
		Yield/	Average		Yield/	Average		Yield/
	Balance	Cost	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in thousands)
Assets:

Interest-earning assets:

Interest-bearing deposits	$132	3.77%	$490	$23	4.69%	$2,682	$103	3.84%

Investments	4,311	6.54	4,142	267	6.45	3,983	268	6.73

Mortgage-backed securities	4,759	6.67	6,307	363	5.76	8,480	537	6.33

Loans receivable, net	65,045	7.60	52,879	3,805	7.20	37,777	2,961	7.84

Total interest-earning assets	74,247	7.47	63,818	4,458	6.99	52,922	3,869	7.31

Non-interest-earning assets	1,737		2,194			1,355

Total assets	$75,984		66,012			$54,277

Liabilities and Equity:

Interest-bearing liabilities:

Deposits	$39,436	4.81%	$37,702	$1,731	4.59%	$32,471	$1,556	4.79%

FHLB advances	31,139	5.91	22,162	1,208	5.45	14,401	812	5.64

Total interest-bearing liabilities	70,575	5.30	59,864	2,939	4.91	46,872	2,368	5.05

Non-interest-bearing liabilities	629		390			378

Total liabilities	71,204		60,254			47,250

Stockholders’ equity	4,780		5,758			7,027

Total liabilities and equity	$75,984		$66,012			$54,277

Net interest income/interest rate spread		2.18%		1,519	2.08%		$1,501	2.26%

Net interest-earning assets	$3,672		$3,954			$6,050

Net interest margin					2.38%			2.84%

Ratio of interest-earning assets to interest-bearing liabilities		105.20%			106.60%			112.91%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	1997

			Average
	Average		Yield/
	Balance	Interest	Cost

	(Dollars in thousands)
Assets:

Interest-earning assets:

Interest-bearing deposits	$558	$27	4.84%

Investments	6,267	451	7.20

Mortgage-backed securities	1,221	88	7.21

Loans receivable, net	38,943	2,977	7.64

Total interest-earning assets	46,989	3,543	7.54

Non-interest-earning assets	1,128

Total assets	$48,117

Liabilities and Equity:

Interest-bearing liabilities:

Deposits	$31,134	$1,487	4.78%

FHLB advances	9,499	541	5.70

Total interest-bearing liabilities	40,633	2,028	4.99

Non-interest-bearing liabilities	287

Total liabilities	40,920

Stockholders’ equity	7,197

Total liabilities and equity	$48,117

	$48,117

Net interest income/interest rate spread		$1,515	2.55%

Net interest-earning assets	$6,356

Net interest margin			3.22%

Ratio of interest-earning assets to interest-bearing liabilities			115.64%

Rate/Volume Analysis

      The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank’s interest income and interest expense during the period indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 1999			Year Ended December 31, 1998
	Compared to			Compared to
	Year Ended December 31, 1998			Year Ended December 31, 1997

	Increase			Increase
	(Decrease)			(Decrease)
	Due to			Due to

	Volume	Rate	Net	Volume	Rate	Net

	(In thousands)
Interest-earning assets:

Interest-earning deposits	$(99)	$19	$(80)	$83	$(7)	$76

Investments	10	(11)	(1)	(153)	(30)	(183)

Mortgage-backed securities	(128)	(46)	(174)	461	(12)	449

Loans receivable, net	1,103	(259)	844	(90)	74	(16)

Total interest income	866	(297)	589	301	25	326

Interest-bearing liabilities:

Deposits	242	(67)	175	64	5	69

FHLB advances	424	(28)	396	276	(5)	271

Total interest expense	666	(95)	571	340	—	340

Net change in net interest income	$220	$(202)	$18	$(39)	$25	$(14)

Comparison of Financial Condition at December 31, 1999 and December 31, 1998.

      The Company’s total assets increased by $20.9 million, or 37.9%, to $76.0 million at December 31, 1999 from $55.1 million at December 31, 1998, due to a $26.5 million, or 68.8%, increase in loans receivable from $38.5 million to $65.0 million at December 31, 1999. The increase in loans was due to an increase of $20.7 million in one-to-four family loans from $34.7 million to $55.6 million, and an increase in multi-family loans from $1.6 million to $6.3 million, as multi-family loans enhance the net interest margin without a significant increase in credit risk. Construction and consumer loans also increased during the year ended December 31, 1999 compared to the prior year. The Company, in January 2000, sold $5.4 million of adjustable-rate mortgage loans recording a gain on the sale of approximately $35,000. The loans were sold to strengthen the capital position of the Company and the proceeds were used to repay FHLB advances. The increase in assets was offset by a $1.6 million decrease in cash and due from banks which was used to finance the loan growth. The Company also experienced a decrease in investments and mortgage-backed securities of $972,000, or 22.7%, from $4.2 million at December 31, 1998 to $3.3 million at December 31, 1999, due to repayments on mortgage-backed securities and $700,000 in investment securities being called. Collateralized Mortgage Obligations (“CMOs”) decreased $3.9 million, or 48.5%, from $8.1 million at December 31, 1998 to $4.2 million at December 31, 1999 due to the sale of $2.4 million of CMOs held as available for sale and principal repayments on the CMOs. The cash available from the decrease in investments, mortgage-backed securities and CMOs were used to fund the growth in loans receivable. On July 1, 1999, the Company reclassified all CMOs as held to maturity to available for sale classification to increase the Company’s liquidity position. FHLB stock increased by $761,000, or 95.6%, from $822,000 at December 31, 1998 to $1.6 million at December 31, 1999. The increase in FHLB stock was necessary to allow for additional borrowing from the FHLB.

      The Company’s total liabilities increased $23.2 million, or 48.5%, to $71.2 million at December 31, 1999 from $47.9 million at December 31, 1998, due to an increase in FHLB borrowings and deposit growth. FHLB borrowings increased $16.7 million, or 115.6%, from $14.4 million at December 31, 1998 to $31.1 million at December 31, 1999. The borrowings from the FHLB were used to fund the loan growth. The increase in liabilities was also due to an increase in deposits of $6.4 million, or 19.3%, to $39.4 million from $33.1 million at December 31, 1998. The increase in deposits was primarily in certificates of deposits, which increased $6.1 million, or 26.4%, from $23.1 million at December 31, 1998 to $29.3 million at December 31, 1999, due to aggressive pricing designed to attract and retain CDs to fund the loan growth.

      Stockholders’ equity decreased $2.4 million, or 33.1%, from $7.1 million at December 31, 1998 to $4.8 million at December 31, 1999. The decrease in stockholders’ equity was primarily due to the repurchase of 119,385 shares of the Company’s outstanding common stock, and to a lesser extent to, a decrease in the market value on investments available for sale of $123,000, net of taxes and the net loss of $53,000 for the fiscal year. The repurchase of the Company’s outstanding common stock was an important step in increasing the return on equity.

Comparison of Operating Results for the Years Ended December 31, 1999 and December 31, 1998

      General. The Company reported a net loss of $53,000 for the year ended December 31, 1999 compared to net income of $214,000 for the year ended December 31, 1998, a decrease of $267,000, due primarily to an increase of $341,000, or 23.7%, in the Company’s general and administrative expenses. The increase in the general and administrative expenses was due primarily to the one-time charge for acceleration of amortization of leasehold improvements resulting from the termination of the lease agreement with Procter & Gamble and to additional legal and professional expenses in connection with the Company’s annual meeting and implementation of its stock repurchase. This decrease was offset by an increase in net interest income of $17,000 due to an increase in the average interest earning assets to $63.8 million from $52.9 million and a reduction in net interest margin from 2.84% for the year ended December 31, 1998 to 2.38% for the year ended December 31, 1999.

      Interest Income. Interest and dividend income for the year ended December 31, 1999 increased $589,000, or 15.2%, to $4.5 million from $3.9 million for the year ended December 31, 1998, due primarily to a $16.8 million increase in average interest earning assets from $47.0 million for the year ended December 31, 1998 to $63.8 million for the year ended December 31, 1999. The increase in average interest earning assets was almost exclusively due to loan growth. The increase was offset by a decrease in the weighted average yield from 7.31% for the year ended December 31, 1998 to 6.99% at December 31, 1999, due to loan customers refinancing to lower rate adjustable-rate mortgage loans and the amortization of premiums on the Company’s CMO portfolio due to accelerated prepayments during the year. Interest income on investments and interest bearing deposits decreased $81,000 to $290,000 for the year ended December 31, 1999 from $371,000 for the year ended December 31, 1998 as the funds were invested in loan growth.

      Interest Expense. Interest expense increased $571,000, or 24.1%, to $2.9 million for the year ended December 31, 1999 from $2.4 million for the year ended December 31, 1998 due to additional advances from the FHLB and deposit growth. Interest expense on deposits increased due to an $5.2 million, or 16.1%, increase in the average deposits from $32.5 million for the year ended December 31, 1998 to $37.7 million for the year ended December 31, 1999. The increase was offset by a decrease in the weighted average rate on deposits from 4.79% for the year ended December 31, 1998 to 4.59% for the year ended December 31, 1999 as depositors elected shorter term CDs. Interest expense on FHLB advances increased due to an increase in the average balance of advances from the FHLB to $22.2 million for the year ended December 31, 1999 compared to $9.5 million for the year ended December 31, 1998, an increase of $12.7 million. The yield on the advances for the FHLB decreased 19 basis points to 5.45% for the year ended December 31, 1999 compared to 5.64% for the year ended December 31, 1998.

      Provision for Loan Losses. The provision for loan losses increased $22,500, or 128.6%, to $40,000 for the year ended December 31, 1999 compared to $17,500 for the year ended December 31, 1998, due to the increase in the loan portfolio and the increased risk associated with increased multi-family and consumer lending. The Company’s management closely monitors its mortgage and consumer loan portfolio and maintains the allowance for loan losses at a level which the Company believes to be adequate based on the evaluation of the collectibility of the loans, prior loan losses and the general economic conditions. While the Company utilizes the best information available to establish the allowance for loan losses, future adjustments to allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company’s control.

      Other Income. Other income decreased $56,000 to $236,000 for the year ended December 31, 1999 from $292,000 for the year ended December 31, 1998, due to the reduction in gain on sale of loans from $124,000 for the year ended December 31, 1998 to $102,000 for the year ended December 31, 1999. The decrease in gain on sale of loans was due to reduced fixed-rate loans sales as the secondary market activity dropped with the increase in the interest rates during the second half of 1999. Income on service fees and other income decreased to $129,000 from $150,000 for the year ended December 31, 1998, as customers have incurred less service and late charges in 1999 as compared to 1998.

      General, Administrative and Other Expenses. General and administrative expenses increased $341,000, or 23.7%, to $1.8 million for the year ended December 31, 1999 compared to $1.4 million for the year ended December 31, 1998. The increase was primarily due to a $133,000, or 52.2%, increase in occupancy and equipment expenses from $255,000 for the year ended December 31, 1998 to $389,000 for the year ended December 31, 1999, due to a one-time charge of $138,000 for the amortization of the leasehold improvements in connection with the expiration of the lease agreement on the Company’s main banking office in St. Bernard. In July 1999 Procter & Gamble informed the Company that it would not renew the Company’s lease for its main office when the lease expired on December 31, 1999. The Company negotiated an extension of three months with Procter & Gamble to March 31, 2000 as the construction of a new branch is to be completed in late March. The Company purchased property in January 2000 for $545,000, and the building will be renovated with an estimated cost of $175,000. Legal and other professional fees and expenses increased $109,000, or 71.7%, to $261,000 for the year ended December 31, 1999 compared to $152,000 for the year ended December 31, 1999 relating to issues in connection with the annual meeting and the implementation of the stock repurchase. Compensation and benefits increased $44,000, or 6.1%, to $757,000 for the year ended December 31, 1999 as compared to $713,000 for the year ended December 31, 1998, due to normal merit increases and the additional compensation relating to the new mortgage corporation subsidiary.

      Income Taxes. The Company received an income tax credit for the year ended December 31, 1999 of $14,000 compared to an income tax expense of $120,000 for the year ended December 31, 1998. Taxes are calculated on net income less the ESOP expense as required by SOP 93-6. The effective tax rates for the years ended December 31, 1999 and 1998 were 21.5% and 35.9% respectively.

Comparison of Operating Results for the Years Ended December 31, 1998 and December 31, 1997

      General. The Bank’s net income for the year ended December 31, 1998, increased by $19,000, or 9.7%, to $214,000 as compared to $195,000 for the year ended December 31, 1997, primarily due to an increase in other income of $161,000 to $292,000 for fiscal year 1998 from $131,000 for fiscal year 1997, offset by an increase in general, administrative and other expense of $120,000 to $1.4 million for fiscal year 1998 from $1.3 million for fiscal 1997, and a reduction in net interest income after provision for loan loss of $20,000 to $1.48 million for fiscal year 1998 from $1.50 million for fiscal year 1997.

      Interest Income. Interest income for the year ended December 31, 1998 was $3.9 million compared to $3.5 million for the year ended December 31, 1997, an increase of $326,000 or 9.2%. The increase in interest income was primarily due to a $6.0 million increase in the average interest-earning assets from $47.0 million for the year ended December 31, 1997 to $52.9 million for the year ended December 31, 1998, offset by a 23 basis point decrease in the average yield on those assets from 7.54% for the year ended December 31, 1997 to 7.31% for the year ended December 31, 1998. The increase in average interest-earning assets was primarily in CMOs, with an average balance of $7.6 million for fiscal year 1998, compared to $397,000 for fiscal year 1997. Such an increase resulted in $475,000 in income for the year ended December 31, 1998, compared to a $10,000 in income for the year ended December 31, 1997, for a increase of $465,000. The average outstanding balance of mortgage-backed securities decreased to $935,000 for the year ended December 31, 1998 from $1.1 million for the year ended December 31, 1997, decreasing the interest earned on mortgage-backed securities to $62,000 for the year ended December 31, 1998 from $78,000 for the year ended December 31, 1997, a decrease of $16,000, or 20.3%. The average balance of interest-bearing deposits increased from $558,000 for the year ended December 31, 1997 to $2.7 million for the year ended December 31, 1998. The increases were offset by decreases in investments of $2.3 million to $4.0 million for the year ended December 31, 1998, compared with $6.3 million for the year ended December 31, 1997. Loans receivable also decreased by $1.2 million to $37.8 million for the year ended December 31, 1998 from $38.9 million for the year ended December 31, 1997. The reduction in average loans receivable was due to management’s decision to sell low yielding fixed rate loans to protect the Bank when interest rates begin to rise.

      Interest Expense. Interest expense increased by $339,000, or 16.7%, to $2.4 million for the year ended December 31, 1998 from $2.0 million for the year ended December 31, 1997. The increase was due to an increase in interest expense on advances from the FHLB of $271,000, or 50.0%, to $812,000 for the year ended December 31, 1998 from $541,000 for the year ended December 31, 1997, primarily due to an increase in the average balance of borrowings from the FHLB increased $4.9 million from $9.5 million for the year ended December 31, 1997, to $14.4 million for the year ended December 31, 1998. Such cost increased was offset by a decrease in the interest rate on average borrowings from the FHLB from 5.70% for the year ended 1997 to 5.64% for the year ended December 31, 1998. Interest expense on deposits also increased $69,000 from $1.5 million for the year ended December 31, 1997 to $1.6 million for the year ended December 31, 1998. This was due to an increase in the average interest-bearing deposits of $1.3 million from $31.1 million for the year ended December 31, 1997 to $32.5 million for the year ended December 31, 1998, and an increase in the average interest rate paid on such deposits to 4.79% for the year ended December 31, 1998 compared to 4.78% for the year ended December 31, 1997.

      Provision for Loan Losses. The Bank’s provision for loan losses increased $7,000 to $18,000 for the year ended December 31, 1998, compared to $11,000 for the year ended December 31, 1997. The increase resulted from the Bank replenishing the reserves for the amount that charge offs exceeded recoveries, or $17,000 for the year ended December 31, 1998 compared to $3,000 for the year ended December 31, 1997. The Bank has seen an improvement in non-performing loans as of December 31, 1998 to $54,000 at December 31, 1998, from $174,000 at December 31, 1997.

      Other Income. Other income increased $161,000, or 122.5%, from $131,000 for the year ended December 31, 1997 to $292,000 for the year ended December 31, 1998. The increase was primarily due to the gain on sale of loans of $124,000 for the year ended December 31, 1998, compared to no such sales for the year ended December 31, 1997. In February 1998, the Bank received approval to sell loans to Freddie Mac. During 1998, the Bank sold $8.2 million in loans. The Bank also had gains on sale of investments of $12,000 and gains on sale of real estate owned of $6,000 for the year ended December 31, 1998, compared to no sales for the year ended December 31, 1997. Service fee income also increased in 1998 by $19,000, or 14.2%, for the year ended December 31, 1998 from $131,000 for the year ended December 31, 1997, to $150,000 for the year ended December 31, 1998, primarily due to the Bank changing it’s fee structure.

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

Liquidity and Capital Resources

      The Company’s primary sources of funds are deposits, principal and interest payments on loans, and FHLB advances. While maturities and scheduled amortization of loans are predictable source of funds, deposits flows and mortgage prepayments are greatly influenced by general interest rates, economics conditions and competition. The FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the savings bank. The Bank maintains a minimum level of liquidity, as defined by the FDIC, such that the total of cash and marketable investment securities divided by total deposits and short term liabilities will exceed 15%. The Bank’s liquidity ratios were 17%, 24% and 17% at December 31, 1999, 1998 and 1997, respectively.

      The primary investment activity of the Company is the origination of one- to four-family mortgage loans, multi-family mortgage loans and consumer loans, and the purchase of investments, including CMOs. During the years ended December 31, 1999, 1998, and 1997, the Bank originated mortgage loans in the amounts of $37.7 million, $20.7 million and $6.6 million, respectively, and consumer loans in the amount of $1.2 million, $1.7 million and $2.4 million, respectively. In 1999, the Company decreased its investments in CMOs from $8.1 million for the year ended 1998 to $4.2 million for the year ended 1999.

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

      These guidelines divide a bank’s capital into two tiers. The first tier (“Tier 1”) includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues), retained earnings and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary (“Tier II”) capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debts and allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier I capital. The FDIC may, however, set higher capital requirements when a bank’s particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain a Tier I leverage ratio, including tangible capital positions, well above the minimum levels.

      In addition, the FDIC established guidelines prescribing a minimum Tier I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, provided that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 4%. At December 31, 1999, the Bank maintained a leverage ratio of 6.4% and total capital to risk weighted assets ratio of 12.0%. See Note 9 to the Financial Statements appearing elsewhere in this Annual Report.

      The Bank’s most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank’s operating, financing, lending and investing activities during any given period. At December 31, 1999, cash and short term investments totaled $931,000.

      At December 31, 1999, the Bank had outstanding loan commitments (including undisbursed loan proceeds and unused line of credits) of $3.1 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposits which are scheduled to mature in one year or less from December 31, 1999, totaled $15.9 million.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company’s operation. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Independent Auditors’ Report

The Board of Directors
Lenox Bancorp Inc.:

We have audited the accompanying consolidated balance sheets of Lenox Bancorp Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Bancorp’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenox Bancorp Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 24, 2000

LENOX BANCORP INC.

Consolidated Balance Sheets

December 31, 1999 and 1998

	December 31,

	1999	1998

Assets
Cash and due from banks (including interest bearing deposits of $132,139 and $1,759,439 at December 31, 1999 and 1998)	$738,040	2,350,276

Certificates of deposit	193,281	183,091

Investment securities — available for sale, at fair value (amortized cost of $2,701,820 and $3,303,267 at December 31, 1999 and 1998)	2,534,550	3,300,922

Mortgage-backed securities — available for for sale, at fair value (amortized cost of $602,109 and $798,607 at December 31, 1999 and 1998)	588,405	805,018

Collateralized mortgage obligations — held to maturity (fair value of $5,992,275 at December 31, 1998)	—	5,925,580

Collateralized mortgage obligations — available for sale, at fair value (amortized cost of $4,158,756 and $2,166,515 at December 31, 1999 and 1998)	4,170,701	2,179,132

Loans receivable, net	59,434,058	38,308,042

Loans held for sale — at lower of cost or market	5,611,009	220,020

Accrued interest receivable:

Loans	360,530	161,133

Mortgage-backed securities	4,427	5,009

Collateralized mortgage obligations	22,669	39,666

Investments and certificates of deposit	50,181	63,221

Property and equipment, net	399,375	563,802

Federal Home Loan Bank stock — at cost	1,582,800	822,200

Prepaid expenses and other assets	217,113	156,666

Prepaid federal income taxes	77,109	5,652

	$75,984,248	55,089,430

Liabilities and Stockholders’ Equity

Deposits	$39,435,782	33,066,738

Advances from Federal Home Loan Bank	31,138,664	14,440,006

Advance payments by borrowers for taxes and insurance	265,490	162,405

Accrued expenses	309,296	161,474

Deferred federal income taxes	55,010	112,172

	71,204,242	47,942,795

Commitments	—	—

Stockholders’ equity:

Common stock-authorized 2,000,000 shares no par value, 425,677 issued and 285,028 and 404,413 outstanding at December 31, 1999 and 1998	—	—

Additional paid in capital	3,776,186	3,743,279

Retained earnings — substantially restricted	4,108,000	4,216,005

Unearned ESOP shares	(208,470)	(240,463)

Shares acquired for Stock Incentive Plan	(217,012)	(235,469)

Less 140,649 and 21,264 shares held in treasury at December 31, 1999 and 1998	(2,567,139)	(347,728)

Accumulated other comprehensive income:

Unrealized gain (loss) on available for sale securities, net of income taxes	(111,559)	11,011

	4,780,006	7,146,635

	$75,984,248	55,089,430

See accompanying notes to financial statements

LENOX BANCORP INC.

Consolidated Statements of Operations

Three Years Ended December 31, 1999

	1999	1998	1997

Interest and dividend income:

Loans	$3,805,200	2,960,490	2,976,736

Mortgage-backed securities	44,440	62,257	78,082

Collateralized mortgage obligations	318,994	474,868	9,915

Investments and interest bearing deposits	209,759	315,449	441,694

Federal Home Loan Bank	79,781	55,664	36,354

	4,458,174	3,868,728	3,542,781

Interest expense:

Deposits	1,731,320	1,555,783	1,487,274

Borrowed money and capitalized leases	1,208,308	811,897	541,184

	2,939,628	2,367,680	2,028,458

Net interest income before provision for loan losses	1,518,546	1,501,048	1,514,323

Provision for loan losses	40,000	17,500	10,500

Net interest income after provision for loan losses	1,478,546	1,483,548	1,503,823

Other income:

Service fee and other income	129,202	149,566	130,988

Gain on sale of real estate owned	—	6,357	—

Gain on sale of investments	4,842	11,648	—

Gain on sale of loans	101,675	123,942	—

	235,719	291,513	130,988

General, administrative and other expenses:

Compensation and employee benefits	756,922	713,235	590,529

Occupancy and equipment	388,837	255,535	240,230

Federal deposit insurance premiums	20,726	19,397	21,288

Franchise taxes	80,639	85,426	84,495

Legal and professional fees	260,667	151,789	156,254

Advertising	38,275	43,119	45,573

Other operating expenses	235,467	172,111	182,134

	1,781,533	1,440,612	1,320,503

Income (loss) before provision (benefit) for income taxes	(67,268)	334,449	314,308

Provision (benefit) for income taxes	(14,477)	120,190	119,019

Net income (loss)	$(52,791)	214,259	195,289

Basic earnings (loss) per share	$(0.18)	0.59	0.51

Diluted earnings (loss) per share	$(0.17)	0.57	0.51

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statements of Comprehensive Income (Loss)

Three Years Ended December 31, 1999

	1999	1998	1997

Net income (loss)	$(52,791)	214,259	195,289

Other comprehensive income (loss), net of tax

Unrealized gains (losses) on available for sale sercurities:

Unrealized holding gains (losses) during the year	(119,374)	17,566	69,744

Reclassification adjustments for gains included in net income (loss)	(3,196)	(7,687)	—

Net gain (loss) recognized in other comprehensive income	(122,570)	9,879	69,744

Comprehensive income (loss)	$(175,361)	224,138	265,033

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statement of Changes in Stockholders’ Equity

Three Years Ended December 31, 1999

							Unrealized
							Gain (Loss)
		Additional		Unearned	Stock		on Available
	Common	Paid in	Retained	ESOP	Incentive	Treasury	for Sale
	Stock	Capital	Earnings	Shares	Plan	Stock	Securities	Total

Balance at December 31, 1996	$—	3,710,763	3,953,726	(326,080)	—	—	(68,612)	7,269,797

Net income for the year ended December 31, 1997	—	—	195,289	—	—	—	—	195,289

ESOP shares committed to be allocated at average market price	—	11,610	—	44,357	—	—	—	55,967

Shares acquired for future Stock Incentive Plan awards	—	—	—	—	(274,111)	—	—	(274,111)

Shares acquired to be held in treasury	—	—	—	—	—	(285,125)	—	(285,125)

Stock Incentive Plan awards	—	(9,550)	—	—	9,550	—	—	—

Amortization of Stock Incentive Plan	—	—	—	—	9,268	—	—	9,268

Change in net unrealized gain on available-for-sale securities net of deferred tax of $35,933	—	—	—	—	—	—	69,744	69,744

Cash dividends of $.20 per share	—	—	(76,204)	—	—	—	—	(76,204)

Balance at December 31, 1997	$—	3,712,823	4,072,811	(281,723)	(255,293)	(285,125)	1,132	6,964,625

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statement of Changes in Stockholders’ Equity

Three Years Ended December 31, 1999

							Unrealized
							Gain (Loss)
		Additional		Unearned	Stock		on Available
	Common	Paid in	Retained	ESOP	Incentive	Treasury	for Sale
	Stock	Capital	Earnings	Shares	Plan	Stock	Securities	Total

Balance at December 31, 1997	$—	3,712,823	4,072,811	(281,723)	(255,293)	(285,125)	1,132	6,964,625

Net income for the year ended December 31, 1998	—	—	214,259	—	—	—	—	214,259

ESOP shares committed to be allocated at average market price	—	28,197	—	41,260	—	—	—	69,457

Shares acquired to be held in treasury	—	—	—	—	—	(62,603)	—	(62,603)

Stock Incentive Plan awards	—	2,259	—	—	(2,259)	—	—	—

Amortization of Stock Incentive Plan	—	—	—	—	22,083	—	—	22,083

Change in net unrealized gain on available-for-sale securities net of deferred tax of $5,089	—	—	—	—	—	—	9,879	9,879

Cash dividends of $.20 per share	—	—	(71,065)	—	—	—	—	(71,065)

Balance at December 31, 1998	$—	3,743,279	4,216,005	(240,463)	(235,469)	(347,728)	11,011	7,146,635

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statement of Changes in Stockholders’ Equity

Three Years Ended December 31, 1999

							Unrealized
							Gain (Loss)
		Additional		Unearned	Stock		on Available
	Common	Paid in	Retained	ESOP	Incentive	Treasury	for Sale
	Stock	Capital	Earnings	Shares	Plan	Stock	Securities	Total

Balance at December 31, 1998	$—	3,743,279	4,216,005	(240,463)	(235,469)	(347,728)	11,011	7,146,635

Net loss for the year ended December 31, 1999	—	—	(52,791)	—	—	—	—	(52,791)

ESOP shares committed to be allocated at average market price	—	30,277	—	31,993	—	—	—	62,270

Shares acquired to be held in treasury	—	—	—	—	—	(2,223,172)	—	(2,223,172)

Shares reissued for excercised stock options						3,761		3,761

Stock Incentive Plan awards	—	(128)	—	—	128	—	—	—

Unvested stock awards returned to Plan		2,758			(2,758)			—

Amortization of Stock Incentive Plan	—	—	—	—	21,087	—	—	21,087

Change in net unrealized gain on available-for-sale securities net of deferred tax benefit of $63,142	—	—	—	—	—	—	(122,570)	(122,570)

Cash dividends of $.20 per share	—	—	(55,214)	—	—	—	—	(55,214)

Balance at December 31, 1999	$—	3,776,186	4,108,000	(208,470)	(217,012)	(2,567,139)	(111,559)	4,780,006

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statements of Cash Flows

Three Years Ended December 31, 1999

	1999	1998	1997

Cash flows from operating activities:

Interest and dividends received	$4,314,562	3,797,577	3,517,133

Interest paid	(2,867,583)	(2,341,148)	(1,975,424)

Loans disbursed for sale in the secondary market	(4,749,444)	(8,398,600)	—

Proceeds from sale of loans in the secondary market	4,846,531	8,214,110	—

Loan origination fees received (paid)	(146,057)	16,563	27,322

Other fees received	129,202	148,214	130,647

Cash paid to suppliers and employees	(1,379,832)	(1,242,194)	(1,155,544)

Income taxes paid	(51,000)	(157,342)	(119,322)

Net cash provided by operating activities	96,379	37,180	424,812

Cash flows from investing activities:

Property and equipment additions	(33,095)	(36,551)	(392,852)

Proceeds from sale of equipment	—	1,750	—

Repayments of mortgage-backed securities	189,962	218,806	118,546

Purchase of collateralized mortgage obligations - held to maturity	—	(1,857,798)	(4,765,592)

Purchase of collateralized mortgage obligations - available for sale	—	(2,166,515)	—

Repayments of collateralized mortgage obligations	1,567,603	698,683	—

Proceeds from sale of collateralized mortgage obligations — available for sale	2,344,782	—	—

Purchase of certificates of deposit	(10,190)	(10,405)	(10,406)

Purchase of Federal Home Loan Bank stock	(681,100)	(141,600)	(152,900)

Loan disbursements	(34,141,937)	(13,972,581)	(8,884,327)

Loans participations purchased	(2,431,200)	(2,468,313)	(798,000)

Proceeds from loan participations sold	300,000	—	—

Loan principal repayments	9,793,483	17,118,607	8,154,305

Purchase of investment securities — available for sale	—	(2,703,500)	—

Maturity of investments — available for sale	600,000	3,100,000	1,900,000

Proceeds from sale of investments — available for sale	—	608,813	—

Proceeds from sale of real estate acquired through foreclosure	—	40,424	—

Net cash used by investing activities	(22,501,692)	(1,570,180)	(4,831,226)

Net cash flows used by operating and investing activities (subtotal carried forward)	$(22,405,313)	(1,533,000)	(4,406,414)

Net cash flows used by operating and investing activities (subtotal brought forward)	$(22,405,313)	(1,533,000)	(4,406,414)

Cash flows from financing activities:

Net increase (decrease) in deposits	6,369,044	1,200,205	(684,722)

Net borrowings from Federal Home Loan Bank	17,050,000	2,780,000	5,825,000

Repayment of Federal Home Loan Bank advances	(351,342)	(627,117)	(544,580)

Payments on capitalized lease obligations	—	—	(4,867)

Purchase of shares for future Stock Incentive Plan awards	—	—	(274,111)

Purchase of shares to be held in treasury	(2,223,172)	(62,603)	(285,125)

Proceeds from exercised stock options	3,761	—	—

Dividends paid on common stock	(55,214)	(71,065)	(76,204)

Net cash provided by financing activities	20,793,077	3,219,420	3,955,391

Increase (decrease) in cash and cash equivalents	(1,612,236)	1,686,420	(451,023)

Cash and due from banks at beginning of period	2,350,276	663,856	1,114,879

Cash and due from banks at end of period	$738,040	2,350,276	663,856

See accompanying notes to financial statements.

LENOX BANCORP INC.

Consolidated Statements of Cash Flows

Three Years Ended December 31, 1999

Reconciliation of Net Income (Loss) to Net Cash
Provided by Operating Activities

	1999	1998	1997

Net income (loss)	$(52,791)	214,259	195,289

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation and amortization	231,301	75,036	61,164

Provision for losses on loans	40,000	17,500	10,500

Amortization of deferred loan costs (fees)	38,342	(32,009)	(7,292)

Deferred loan origination fees (costs)	(171,263)	(3,056)	17,934

Federal Home Loan Bank stock dividends	(79,500)	(55,500)	(36,200)

Gain on sale of investment and mortgage- backed securities	(4,842)	(11,648)	—

Gain on sale of equipment	—	(1,352)	—

Gain on sale of real estate acquired through foreclosure	—	(6,357)	—

Amortization of stock incentive plan awards	21,087	22,083	9,268

ESOP expense	62,270	69,457	55,967

Effect of change in operating assets and liabilities:

Loans held for sale	55,570	(220,020)	—

Accrued interest receivable	(168,778)	1,789	14,752

Excess servicing rights	(21,511)	(82,035)	—

Prepaid expenses and other assets	(38,936)	14,050	(9,231)

Prepaid income taxes	(48,157)	(5,652)	—

Advances by borrowers for taxes and insurance	103,085	28,330	40,432

Accrued expenses	147,822	43,805	65,229

Accrued federal income tax	—	(40,000)	(4,000)

Deferred federal income tax	(17,320)	8,500	11,000

Net cash provided by operating activities	96,379	37,180	424,812

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

Loans with a carrying value of $34,067 were transferred to real estate acquired through foreclosure during 1998.

See accompanying notes to financial statements.

LENOX BANCORP INC.

Notes to Financial Statements

1.	Organization and Summary of Significant Accounting Policies:

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Nature of operations and principles of consolidation

Lenox Bancorp Inc. (the Bancorp) is a holding company formed in 1995 in conjunction with the conversion of Lenox Savings Bank from a mutual savings bank to a stock savings bank in July 1996. The conversion culminated in the Corporation’s issuance of 425,677 shares. The Bancorp’s financial statements include the accounts of its wholly-owned subsidiary, Lenox Savings Bank and Lenox Savings Bank’s wholly-owned subsidiary, Lenox Mortgage Corporation. All significant intercompany transactions have been eliminated.

Lenox Savings Bank is a state-chartered savings bank and a member of the Federal Home Loan Bank system (FHLB) and subject to regulation by the Federal Deposit Insurance Corporation (FDIC) and the State of Ohio. As a member of the FHLB system, Lenox Savings Bank maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati.

The Bancorp’s business consists of attracting deposits from the general public and applying those funds in the origination of residential and consumer loans. The Bancorp’s profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on the interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bancorp can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management’s control.

Savings accounts are insured by the Savings Association Insurance Fund (SAIF), a division of the FDIC, within certain limitations. Semi-annual premiums are required by the SAIF for the insurance of such savings accounts.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas where management’s estimates and assumptions are more susceptible to change in the near term include the allowance for loan losses and the fair value of certain securities.

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

In 1998, the Bancorp began selling all eligible fixed rate and some adjustable rate, single-family loans originated in the secondary market. Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees and costs are aggregated with the principal balances of the related loans.

The Bancorp retains the servicing on some of the loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. These rates can differ from the loan’s contractual interest rate due to servicing fees retained.

The allowance for loan and real estate losses is increased by charges to income and decreased by charge offs (net of recoveries). Management’s periodic evaluation of the adequacy of the allowance is based on the Bancorp’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, and current economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bancorp’s allowance for loan losses. Such agencies may require the Bancorp to recognize additions to the allowance based on judgments different from those of management.

Although management uses the best information available to make these estimates, future adjustments to the allowances may be necessary in the near term due to economic, operating, regulatory and other conditions that may be beyond the Bancorp’s control. However, the amount of the change that is reasonably possible cannot be estimated.

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

The Bancorp’s principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, the general loan loss allowance and the post-1987 percentage of earnings bad debt deduction. For certain assets acquired after December 31, 1980, a temporary difference is also recognized for depreciation utilizing accelerated methods for Federal income tax purposes.

Concentration of customers

The Bancorp accepts deposits from customers who are primarily employees of The Procter & Gamble Company located in the Metropolitan Cincinnati area. Subsequent to December 31, 1999, the Bancorp moved its main office from a location adjacent to a Procter & Gamble facility to a new location. The Bancorp grants the majority of its real estate and consumer loans to customers in the Cincinnati area.

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

FHLB advances. The fair values of FHLB advances are estimated using discounted cash flow analyses based on the Bancorp’s current incremental borrowing rates for similar types of borrowing arrangements.

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

Recent accounting pronouncements

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” which established standards for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard also allowed for a one-time reclassification of investments securities from held to maturity to available for sale. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters beginning after June 15, 2000. Management does not believe that the adoption of this standard will impact the Bancorp because at the current time the Bancorp does not hold any instruments covered by this standard.

Earnings per share

Weighted average shares for December 31, 1997 have been restated for the adoption of SFAS No. 128 “Earnings Per Share”. Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Reclassifications

Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the current year presentation.

2.	Investments, Mortgage-Backed Securities and Collateralized Mortgage Obligations:

The amortized cost and estimated fair values of investments and mortgage-backed securities available for sale are as follows:

	December 31, 1999

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government and agencies securities	$2,701,820	—	167,270	2,534,550

Mortgage-backed securities	602,109	289	13,993	588,405

	$3,303,929	289	181,263	3,122,955

	December 31, 1998

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government and agencies securities	$3,303,267	3,945	6,290	3,300,922

Mortgage-backed securities	798,607	8,558	2,147	805,018

	$4,101,874	12,503	8,437	4,105,940

The amortized cost and estimated market values of investments and mortgage-backed securities at December 31, 1999 and 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 1999		December 31, 1998

		Estimated		Estimated
		Market		Market
	Cost	Value	Cost	Value

Due in one to five years	$1,201,820	1,160,916	703,246	705,362

Due in over five to ten years	500,000	469,267	1,600,021	1,594,465

Due in over ten years	1,000,000	904,367	1,000,000	1,001,095

Mortgage-backed securities	602,109	588,405	798,607	805,018

	$3,303,929	3,122,955	4,101,874	4,105,940

The amortized cost and market values of investment securities by call date at December 31, 1999 are as follows:

	Amortized	Market
	Cost	Value

Callable in one year or less	$2,701,820	2,534,550

Proceeds and resulting gains and losses realized from sale of investments and mortgage-backed securities for years ended December 31, 1998 were as follows:

				Net
	Gross	Gross	Gross	Realized
	Proceeds	Gains	Losses	Gain

Year ended December 31, 1998	$608,813	11,648	—	11,648

There were no sales of investments or mortgage-backed securities for the years ended December 31, 1999 and 1997.

The amortized cost and estimated fair values of collateralized mortgage obligations held to maturity are as follows:

December 31, 1998

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Collateralized mortgage obligations	$5,925,580	68,405	1,710	5,992,275

The amortized cost and estimated market values of collateralized mortgage obligations held to maturity at December 31, 1998 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 1998

		Estimated
		Market
	Cost	Value

Due in five to ten years	$1,473,563	1,476,281

Due in over twenty years	4,452,017	4,515,994

	$5,925,580	5,992,275

On July 1, 1999, in accordance with SFAS No. 137, the Bancorp reclassified all collateralized mortgage obligations that were held to maturity to available for sale. The amortized cost and estimated market values of these obligations on the date of reclassification were $4,598,234 and $4,629,543 respectively.

The amortized cost and estimated fair values of collateralized mortgage obligations available for sale are as follows:

December 31, 1999

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Collateralized mortgage obligations	$4,158,756	28,387	16,442	4,170,701

December 31, 1998

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Collateralized mortgage obligations	$2,166,515	30,000	17,383	2,179,132

At December 31, 1999 and 1998, all collateralized mortgage obligations available for sale are due after twenty years. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

Proceeds and resulting gains and losses realized from sale of collateralized mortgage obligations for years ended December 31, 1999 were as follows:

				Net
	Gross	Gross	Gross	Realized
	Proceeds	Gains	Losses	Gain

Year ended December 31, 1999	$2,344,782	22,500	17,658	4,842

There were no sales of collateralized mortgage obligations for the years ended December 31, 1998 and 1997.

3.	Loans Receivable:

Loans receivable, including loans held for sale, are summarized as follows:

	1999	1998

Mortgage loans secured by one to four family residences	$55,482,547	34,345,002

Multi-family residential real estate	6,325,387	1,560,682

Home equity line of credit	2,087,039	1,175,446

Consumer	1,743,083	1,719,060

Unsecured consumer line of credit	123,149	121,278

Passbook loans	123,055	43,348

	65,884,260	38,964,816

Add/(Less):

Loans in process	(864,203)	(352,635)

Allowance for loan loss	(90,264)	(66,472)

Deferred loan costs (fees)	115,274	(17,647)

	(839,193)	(436,754)

	$65,045,067	38,528,062

At December 31, 1999 and 1998, adjustable rate loans approximated $48,837,000 and $18,489,000.

As discussed previously, the Bancorp has sold certain whole loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $11,804,000 and $7,695,000 at December 31, 1999 and 1998.

Mortgage servicing rights of $54,056 and $92,009 were capitalized in 1999 and 1998. The fair value of mortgage servicing rights approximates the current book value as of December 31, 1999 and 1998. Amortization of mortgage servicing rights was $32,545 and $9,974 for the years 1999 and 1998 respectively.

Activity in the allowance for loan losses is as follows:

	Year Ended December 31,

	1999	1998	1997

Beginning balance	$66,472	66,341	57,770

Provision for loan losses	40,000	17,500	10,500

Charge off of loans	(22,397)	(21,195)	(2,963)

Recoveries of prior charge-offs	6,189	3,826	1,034

	$90,264	66,472	66,341

Loans to officers and directors totaled $1,040,255 and $817,840 as of December 31, 1999 and 1998, respectively. An analysis of loan activity for the years ended December 31, 1999 and 1998 follows:

	1999	1998

Outstanding balance, beginning	$817,840	828,879

New loans issued	457,500	156,000

Officer terminated employment	(113,342)	—

Repayments	(121,743)	(167,039)

Outstanding balance, ending	$1,040,255	817,840

On January 21, 2000, the Bancorp sold approximately $5.5 million of adjustable rate loans in the secondary market. The Bancorp retained servicing on these loans.

4.	Property and Equipment:

Property and equipment at December 31, 1999 and 1998 is summarized by major classification as follows:

	1999	1998

Land and building	$324,828	324,828

Furniture and equipment	370,524	338,424

Leasehold improvements	245,461	244,466

	940,813	907,718

Accumulated depreciation	541,438	343,916

	$399,375	563,802

In 1993, the Bancorp constructed an addition with a cost of $126,938 to the building that it is currently leasing as its main office. The Bancorp has an agreement with the lessor that if the lease is terminated, the Bancorp will receive from the lessor a set dollar amount based on a ten year declining schedule. The building addition at the end of the lease becomes the property of the lessor. During 1999, the Bancorp received notice that it would be required to vacate the main office. This resulted in a one-time after tax charge to earnings of approximately $91,000 during 1999. The net book value of the addition and related leasehold improvements at December 31, 1999 was $22,000 which is the amount that the Bancorp will receive when the office is vacated in March 2000.

Effective July 1, 1995, the Bancorp entered into a lease with Procter and Gamble for its main office facilities that expired December 31, 1999. Rent expense for the years ended December 31, 1999, 1998 and 1997 was $22,986, $22,986 and $22,977 respectively. The lease was extended until March 31, 2000. Future minimum lease payments on the lease at December 31, 1999 are $8,916.

The Bancorp has entered into a sub-lease agreement with an entity providing financial planning services to individuals. The lease agreement provides for variable lease payments based on the operating results of the lessee. During 1999, 1998 and 1997 sub-lease income recognized by the Bancorp was $2,872, $2,216 and $15,084 respectively.

5.	Deposits

Deposit amounts are summarized as follows:

	December 31,

	1999		1998

		Weighted		Weighted
		Average		Average
	Balance	Rate	Balance	Rate

Statement savings	$5,083,888	3.00%	4,593,450	2.49%

NOW and money market accounts	5,050,234	2.42	5,283,359	2.47

Other	44,972	1.99	49,165	1.99

	10,179,094		9,925,974

Certificates:

Three months	236,662	4.58	158,175	4.04

Six months	1,517,117	5.06	1,418,436	4.94

Nine months	280,121	4.70	812,418	5.18

One year	5,755,343	5.10	7,103,414	5.52

Fifteen months	995,341	5.16	610,084	5.14

Eighteen months	3,539,151	5.25	1,604,948	5.57

Two years	7,051,838	5.67	3,058,632	5.76

Three years	1,970,140	5.61	627,840	5.76

Four years	305,202	5.39	484,584	7.04

Five years	7,605,773	6.10	7,262,233	6.26

	29,256,688	5.55	23,140,764	5.76

	$39,435,782	4.82%	33,066,738	4.78%

Scheduled maturities of certificate accounts are as follows:

	1999	1998

Within one year	$15,881,108	13,938,759

1 - 2 years	6,514,058	5,484,191

2 - 3 years	2,457,142	1,559,468

Over 3 years	4,404,380	2,158,346

	$29,256,688	23,140,764

Interest expense on deposits is summarized as follows:

	December 31,

	1999	1998	1997

Statement savings	$130,790	120,336	130,228

NOW and Money Market	127,156	142,188	144,080

Certificates of Deposit	1,473,374	1,293,259	1,212,966

	$1,731,320	1,555,783	1,487,274

The aggregate amount of certificates of deposit in denominations of $100,000 or more was $4,767,203 and $4,224,476 at December 31, 1999 and 1998.

6.	Federal Home Loan Bank Advances:

The Bancorp has advances from the Federal Home Loan Bank. These advances range in maturity from ninety days to 15 years with interest rates of between 4.75% and 6.59%. At December 31, 1999, the Bancorp’s advances were comprised of $21,850,000 of adjustable rate advances and $9,288,664 of fixed rate advances. Future maturities on the advances from the Federal Home Loan Bank are as follows:

2000	$9,932,567

2001	7,581,696

2002	8,081,063

2003	79,969

2004	68,417

Subsequent years	5,394,952

$31,138,664

The advances are collateralized by a blanket pledge of residential mortgage loans held by the Bancorp. The Bancorp has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $46.7 million for future advances.

7.	Income Taxes:

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

Appropriated and unappropriated retained earnings at December 31, 1999 included earnings of approximately $1,096,000 representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Bancorp does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bancorp will be subject to federal income tax at the then current corporate rate.

An analysis of the provision (benefit) for federal income taxes is as follows:

	Years Ended December 31,

	1999	1998	1997

Current	$(20,457)	111,690	108,019

Deferred	5,980	8,500	11,000

	$(14,477)	120,190	119,019

At December 31, 1999 and 1998, the deferred components of the Bancorp’s income tax liabilities, as included in the statements of financial condition are summarized as follows:

	1999	1998

Deferred tax liabilities:

FHLB stock dividends	$147,100	120,100

Bad debt reserve	13,700	—

Net unrealized gains on available for sale securities	—	5,672

Depreciation	3,000	3,000

Gross deferred tax liabilities	163,800	128,772

Deferred tax assets:

Bad debt reserve	36,200	2,000

Deferred loan fees	3,100	4,300

Amortization of stock awards	2,700	3,500

ESOP expense	6,120	4,800

Net unrealized loss on available for sale securities	57,470	—

Other	3,200	2,000

Gross deferred tax assets	108,790	16,600

Valuation allowance	—	—

Net deferred tax liability	$55,010	112,172

The Bancorp’s income tax expense (benefit) differed from the statutory federal rate of 34% as follows:

	Years Ended December 31,

	1999	1998	1997

Tax expense at statutory rate	$—	113,713	106,864

Utilization of net operating loss carryback	(23,300)	—	—

Increase in deferred tax rate	—	—	6,907

Permanent book/tax differences	8,737	10,396	—

Other	86	(3,919)	5,248

	$(14,477)	120,190	119,019

Effective tax rate	21.5%	35.9%	37.9%

8.	Stockholders’ Equity:

In accordance with regulatory requirements, the Bancorp established a special “Liquidation Account” for the benefit of certain savings account holders in an amount equal to the regulatory capital of the Bancorp as of July 1996 of $3.8 million. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of stock and payment of dividends by the Bancorp, the existence of the liquidation account will not restrict the use or application of such related earnings.

The Bancorp may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Bancorp to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

On May 27, 1999, the Bancorp declared a dividend distribution of one right (the “Rights”) for each share of common stock to shareholders of record on that date. Each Right represents the right to purchase one one-hundredth of a share of the Series A Junior Participating Preferred Stock upon the terms and subject to conditions set forth in the Rights Agreement. The exercise price of the Rights initially shall be $54 per Right and the redemption price shall be $.01 per Right. The Rights expire in ten years. Initially, 4,047 shares of Series A Junior Participating Preferred Stock have been reserved for issuance upon exercise of the Rights.

9.	Capital Requirements:

The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank financial statements. The regulations require the Savings Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Savings Bank liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier I and total capital (as defined) to risk-weighted assets (as defined). To be considered adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Savings Bank must maintain minimum Tier I leverage and Tier II risk-based ratios as set forth in the table. The Savings Bank’s actual capital amounts and ratios are also presented in the table.

	December 31, 1999

		Required		Actual	Required
	Amount	Amount	Excess	Rate	Rate

Tier I	$4,739,000	2,960,000	1,779,000	6.4	4.0

Tier II	4,829,000	3,208,000	1,621,000	12.0	8.0

	December 31, 1999

		Required		Actual	Required
	Amount	Amount	Excess	Rate	Rate

Tier I	$6,364,000	2,206,000	4,158,000	11.5	4.0

Tier II	6,430,000	2,129,000	4,301,000	24.2	8.0

10.	Retirement Plans:

401(k) Savings Plan

The Bancorp has a 401(k) savings plan that covers substantially all employees. The employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Bancorp annually determines the contribution based on the percentage of the employees plan compensation or employee pay contributed to the Plan. The Bancorp matches the employee contribution to the plan up to 6% of employee compensation. Total contributions by the Bancorp for the years ended December 31, 1999, 1998 and 1997 were $11,455, $4,386, and $7,574 respectively.

Employee Stock Ownership Plan

Concurrent with the conversion from the mutual savings bank form to the stock holding company form of organization, in July 1996, the Bancorp established an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 34,054 shares of common stock in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Bancorp that will be repaid by contributions to the ESOP by the company in the future. Management intends to allocate these shares to eligible employees’ accounts over a ten-year period from the establishment of the plan. Expense for   shares committed to be allocated during 1999, 1998 and 1997 was $62,270, $69,457 and $63,270. Shares committed to be allocated as of December 31, 1999, 1998 and 1997 totaled 3,798, 4,043 and 4,246 respectively. Remaining unearned shares at December 31, 1999 were 20,847.

1997 Stock Incentive Plan

During 1997, the shareholders approved the 1997 Incentive Plan. Under the provisions of the Plan, 59,594 shares of common stock can be reserved for awards. The maximum number of shares reserved for award as Stock Awards is 17,027 shares. These shares were acquired during 1997 and held in treasury. Shares awarded to employees and non-employee directors under the plan totaled 7,308, 9,524 and 9,353 at December 31, 1999, 1998 and 1997 respectively. A recipient earns plan share awards over a 5-year period. The Bancorp recognized $21,087, $22,083 and $9,268 amortization expense relating to these stock awards during 1999, 1998 and 1997, respectively.

The Plan also allows for 42,567 shares to be reserved for incentive and non-statutory stock options. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal installments commencing one year after the date of the grant. All options have an exercise price between $14.75 and $17.25.

Set forth below is activity under the plan.

	1999	1998	1997

Options outstanding at beginning of the year	31,161	30,735	—

Granted	639	3,619	30,735

Canceled/forfeited	(8,303)	(3,193)	—

Exercised	(255)	—	—

Options outstanding at end of the year	23,242	31,161	30,735

All shares have an exercise price between $14.75 and $17.25. At December 31, 1999, 9,365 shares were exercisable under this plan.

The Bancorp applies Accounting Principles Board (APB) Opinion 25, “Accounting for Stock Issued to Employees”, and related Interpretations in accounting for its option plans. Accordingly, no compensation cost has been recognized. Had compensation cost for the Bancorp’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FASB Statement 123, “Accounting for Stock-Based Compensation”, the effect on net income and earnings per share would have been reduced to pro forma amounts indicated below:

	1999	1998	1997

Net income (loss):

As reported	$(52,791)	214,259	195,289

Additional compensation expense	13,807	29,863	8,554

Pro forma	(66,598)	184,396	186,735

Basic earnings (loss) per share:

As reported	$(0.18)	0.59	0.51

Pro forma	(0.22)	0.51	0.49

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1999, 1998, and 1997 respectively: expected volatility of .29 percent, .32 percent, and .12 percent, risk free interest rates of 6.31 percent, 5.64 percent, and 6.18 percent, and for all years, expected dividend of $0.20 per share and expected lives of ten years.

11.	Fair Value of Financial Instruments:

The estimated fair values of the Bancorp’s financial instruments at December 31, 1999 and 1998 were as follows:

	1999		1998

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets:

Cash and certificates of deposit	$931,321	931,321	2,533,367	2,533,367

Investments and mortgage- backed securities	3,122,955	3,122,955	4,105,940	4,105,940

Collateralized mortgage obligations	4,170,701	4,170,701	8,104,712	8,171,407

Loans receivable, net	65,045,067	63,291,000	38,528,062	38,954,000

Accrued interest receivable	437,807	437,807	269,029	269,029

Financial liabilities:

Deposits:

Demand accounts	10,179,094	10,179,094	9,925,974	9,925,974

Certificates	29,256,688	29,111,000	23,140,764	23,406,000

FHLB advances	31,138,664	31,194,000	14,440,006	14,392,000

12.	Summarized Financial Information of the Parent Company:

The following condensed financial statements summarize the financial position of Lenox Bancorp Inc. as of December 31, 1999 and 1998, and the results of its operations for the year then ended.

LENOX BANCORP INC.

Statements of Financial Condition

	1999	1998

Assets:

Cash	$55,075	707,314

Investment in Lenox Savings Bank	715,085	2,375,573

Accounts receivable and prepaid expenses	117,711	64,917

	$887,871	3,147,804

Liabilities and stockholders’ equity:

Liabilities:

Accounts payable and accrued expenses	$20,160	5,757

Stockholders’ equity:

Common stock	—	—

Additional paid in capital	3,703,535	3,700,905

Retained earnings	156,797	264,802

Less unearned ESOP shares	(208,470)	(240,463)

Shares acquired for Stock Plan	(217,012)	(235,469)

Less 140,649 and 21,264 shares held in treasury	(2,567,139)	(347,728)

	$887,871	3,147,804

Statements of Operations

Interest income	$28,282	32,277

Equity in earnings of Lenox Savings	39,512	244,125

Professional fees	(110,260)	(57,926)

Management fee	(6,000)	—

Other operating expenses	(51,775)	(14,491)

Franchise taxes	(50)	(5,126)

Income tax benefit	47,500	15,400

Net income (loss)	$(52,791)	214,259

13.	Lenox Mortgage Corporation:

In accordance with regulatory requirements, the following summary of financial information of Lenox Mortgage Corporation for the year ended December 31, 1999, is presented:

LENOX MORTGAGE CORPORATION

Statement of Financial Condition

Assets:

Cash	$6,685

Certificate of deposit	185,496

Loans held for sale	164,450

Property and equipment, net	24,791

Prepaid expenses and other assets	20,119

$401,541

Liabilities and stockholder’s equity:

Liabilties:

Line of credit	$164,527

Advance payments by borrowers for taxes and insurance	354

Accrued expenses	25,048

189,929

Stockholder’s equity:

Common stock	250,000

Retained earnings (deficit)	(38,388)

211,612

$401,541

Statement of Operations

Revenues:

Interest income	$2,714

Gain on sale of loans	25,371

Interest expense	(344)

Operating expenses	(85,529)

Income tax benefit	19,400

Net loss	$(38,388)

a	Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Lenox Mortgage Corporation are included in Note 1.

b	Intercompany transactions:

Intercompany transactions with Lenox Savings Bank have been eliminated in consolidation.

c	Lenox Savings Bank’s investment in Lenox Mortgage Corporation consists of:

Common stock, 100 shares issued and outstanding	$250,000

Retained earnings (deficit)	(38,388)

$211,612

14.	Commitments and Contingencies:

The Bancorp is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bancorp’s involvement in such financial instruments.

The Bancorp’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

The following schedule lists commitments and off-balance-sheet items at December 31, 1999 and 1998.

	Loan	Unused
	Commitments	Lines of Credit

1999	$771,000	2,314,156

1998	1,209,200	1,864,610

In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of December 31, 1999, and all commitments will be funded via cash flow from operations and existing excess liquidity. Of the total loan commitments, at December 31, 1999, $30,000 were fixed rate residential loans. Management expects no losses as a result of these transactions.

At December 31, 1999, the Bancorp had entered into a contract to purchase a building to be used as its main office for $545,000 of which a $5,000 deposit had been made. In addition, a contract was entered into for construction work at the new facility that will total approximately $175,000 in improvements.

15.	Earnings Per Share:

Earnings per share for the years ended December 31, 1999, 1998 and 1997 is calculated as follows:

	For the Year Ended December 31, 1999

	Income
	(Loss)	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Basic EPS
Loss available to common stockholders	$(52,791)	299,555	$(0.18)

Effect of Dilutive Securities:

Stock plan awards	—	6,266

Stock options	—	1,771

Diluted EPS
Loss available to common stockholders + assumed conversions	$(52,791)	307,592	$(0.17)

	For the Year Ended December 31, 1998

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Basic EPS
Income available to common stockholders	$214,259	362,430	$0.59

Effect of Dilutive Securities:

Stock plan awards	—	8,563

Stock options	—	3,899

Diluted EPS
Income available to common stockholders + assumed conversions	$214,259	374,892	$0.57

	For the Year Ended December 31, 1997

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

Basic EPS
Income available to common stockholders	$195,289	383,487	$0.51

Effect of Dilutive Securities:

Stock plan awards	—	4,177

Stock options	1,892	792

Diluted EPS
Income available to common stockholders + assumed conversions	$197,181	388,456	$0.51

16.	Selected Quarterly Financial Data (unaudited):

Summarized quarterly financial information (in thousands) for 1999 and 1998 is as follows:

	1999

		Quarter Ended

	3/31/99	6/30/99	9/30/99	12/31/99

Interest income	$913	1,043	1,196	1,306

Interest expense	598	657	810	874

Net interest income	315	386	386	432

Provision for loan losses	9	9	10	12

Net interest income after provision for loan losses	306	377	376	420

Other income	54	76	56	50

Other expenses	373	402	541	466

Income (loss) before provision for income taxes	(13)	51	(109)	4

Provision (benefit) for income taxes	(3)	20	(35)	4

Net income (loss)	$(10)	31	(74)	(0)

Basic earnings (loss) per share	$(0.03)	0.09	(0.24)	0.00

Diluted earnings (loss) per share	$(0.03)	0.09	(0.23)	0.00

	1998

		Quarter Ended

	3/31/98	6/30/98	9/30/98	12/31/98

Interest income	$968	971	961	969

Interest expense	568	601	602	597

Net interest income	400	370	359	372

Provision for loan losses	—	5	5	7

Net interest income after provision for loan losses	400	365	354	365

Other income	63	61	70	97

Other expenses	364	346	357	374

Income before provision for income taxes	99	80	67	88

Provision for income taxes	34	27	23	36

Net income	$65	53	44	52

Basic earnings per share	$0.18	0.15	0.12	0.14

Diluted earnings per share	$0.17	0.14	0.12	0.14

Earnings per share for the first three quarters of 1999 and 1998 has been adjusted for the effect of unallocated ESOP shares and unearned stock award   shares.

Officers and Directors

Officers

Virginia M. Deisch
President and Chief Executive Officer

Diane P. Hunt
Vice President, Chief Operating Officer and Secretary

Directors

Henry E. Brown(1)	Robert R. Keller(1)

Chair of the Board	Director

Gail R. Behymer(1)	John C. Lame(1)

Director	Director

Virginia M. Deisch(1)	Reba St. Clair(1)

Director	Director

Curtis L. Jackson(1)

Director

(1)	Also directors of Lenox Savings Bank.

Corporate Information

Stock Price Information

Lenox Bancorp, Inc.’s common stock trades over the counter through the National Daily Quotation Service “Pink Sheet” published by the National Quotation Bureau, Inc. under the symbol: LNXC. The table below shows the reported high and low bid information for the common stock and per share dividends declared during the periods indicated and per share dividends declared.

	High	Low	Dividends

Fourth Quarter, 1999	$15.50	$14.63	$0.05

Third Quarter, 1999	16.75	14.25	0.05

Second Quarter, 1999	18.51	15.00	0.05

First Quarter, 1999	19.00	16.00	0.05

Fourth Quarter, 1998	17.75	14.00	0.05

Third Quarter, 1998	18.25	13.00	0.05

Second Quarter, 1998	19.50	17.25	0.05

First Quarter, 1998	21.00	16.25	0.05

Lenox Bancorp, Inc. had approximately 383 shareholders at December 31, 1999 based upon shareholders of record and an estimate of shares held in nominee names.

Investor Information:

A copy of Lenox Bancorp, Inc.’s annual report on Form 10-KSB, to be filed with the Securities and Exchange Commission, is available without charge by writing our Corporate Office:

Virginia M. Deisch President and Chief Executive Officer 4730 Montgomery Road Norwood, Ohio (513) 531-8655

Shareholders, investors, and analysts interested in additional information may contact the above.

Annual Meeting of Shareholders

The Annual Meeting of the Shareholders of Lenox Bancorp, Inc. will be held at 2:30 p.m., May 24, 2000 at:

Lenox Savings Bank 4730 Montgomery Road Norwood, Ohio 45212

All Shareholders are cordially invited to attend.

Stock Transfer Agent and Registrar

Inquiries regarding stock transfer, registration, lost certificates or changes in name and address should be directed to the stock transfer agent and registrar by writing:

Fifth Third Bank 30 Fountain Square Plaza Cincinnati, Ohio 45263 Attention: Shareholder Services

Corporate Counsel

Muldoon, Murphy & Faucette LLP 5101 Wisconsin Avenue, N.W. Washington, D.C. 20016

Independent Auditors

Clark, Schaefer, Hackett & Co. 105 East Fourth Street, Suite 1600 Cincinnati, Ohio 45202