Form 10KSB, Exhibit 13
period 2000-12-31
LENOX BANCORP INC
filed 2001-03-30
CIK 1000050

                                  Exhibit 13.0

                          Annual Report to Stockholders

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



GENERAL

      The Company does not transact any material business other than through the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the interest income earned on its interest-earning assets, such as loans and investments, and the interest expense on its interest-bearing liabilities, such as deposits and borrowings. The Bank also generates non-interest income, such as service fee income. The Bank's general, administrative and other expenses primarily consist of employee compensation, occupancy and equipment expense, franchise taxes, federal deposit insurance premiums and other operating expenses. The Bank's results of operations are also significantly affected by general economic and competitive conditions, particularly changes in market interest rates, government policies and action of regulatory agencies.

      The following pages contain forward looking statements that are based on assumptions and describe future plans, strategies, and expectations of the Company and the Bank. These forward looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's and the Banks' ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the Bank and their subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/ regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's and the Bank's market area and changes in relevant accounting principles. These risks and uncertainties should be considered in evaluating forward looking statements and undue reliance should not be placed on such statements. The Company and the Bank do not undertake--and specifically disclaim any obligation--to publicly release the result of any revisions which may be made to any forward looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

ASSET AND LIABILITY MANAGEMENT

       In managing its interest rate risk the Bank attempts to match the maturity of its liabilities and the maturity or repricing of its assets. In monitoring this process the Bank regularly conducts a comprehensive analysis of its balance sheet. The Bank utilizes a discounted cash flow analysis to arrive at a mark-to-market comparison of assets and liabilities to book values and in calculating the net present value of the Bank's equity position. The net present value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The primary focus is on managing market value and total return. The Bank uses a model which internally generates estimates of the changes in the Bank's net portfolio value over a range of interest rate scenarios. In addition, but to a much lesser degree, the Bank will review its asset-liability gap position as an indication of how it is faring on matching its assets/liability maturity-repricing profile.

       For purposes of the following net portfolio value table all mortgage-backed securities and mortgages secured by one- to four-family residences are assumed to prepay at various constant prepayment rates, which were chosen based upon a consensus of prepayment rates that apply to various weighted average maturities and which are published by the larger brokerage houses who deal in mortgage-backed and related securities. Lines of credit reprice monthly, and consumer loans are based on amortized balances. Additionally, all variable rate deposit accounts assume various decay rates determined by the deposit investment and the rate environment. The liability assumptions for variable rate deposit accounts were derived partly from industry methodology standards of valuing core deposits and a blend of the Bank's own historical experience. Management believes that all of the above assumptions are reasonable.

       Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in net portfolio value require the making of certain assumptions which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value model presented assumes that the composition of the Bank's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration to maturity or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of the Bank's interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

       The following table sets forth the Bank's net portfolio value as of December 31, 2000. As it shows, increases in interest rates will result in net decreases in the Bank's net portfolio value, while decreases in interest rates will result in net increases in the Bank's net portfolio value.




   CHANGE IN                                                                              NPV AS % OF PORTFOLIO
 INTEREST RATES                                                                              VALUE OF ASSETS
IN BASIS POINTS
  (RATE SHOCK)
                                                                                      ------------------------------
                                          NET PORTFOLIO VALUE                            NPV            CHANGE (1)
                                                                                        RATIO
                           --------------------------------------------------
                            AMOUNT            $ CHANGE             % CHANGE
-----------------          ---------         -----------          -----------         ----------        ------------
                                                            (DOLLARS IN THOUSANDS)
      200                    3,608            $(1,095)             (23.28)%              5.31%            (1.22)%
      100                    4,673                (30)              (0.64)               6.64              0.10
     Static                  4,703                 --                  --                6.53                --
     (100)                   5,522                819               17.41                7.47              0.94
     (200)                   5,949              1,246               26.49                7.88              1.35

(1)   Expressed in basis points.

       The matching of the repricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it matures or reprices within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. At December 31, 2000, the Company's cumulative interest rate gap (which is the difference between the amount of interest-earning assets maturing or repricing within the year and interest-bearing liabilities maturing or repricing within one year) as a percentage of total assets was a negative 0.05%. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities maturing or repricing within a specific time frame. A gap is considered negative when the amount of interest rate sensitive liabilities exceed the amount of interest rate sensitive assets maturing or repricing within that same time frame. Accordingly, in a rising interest rate environment, an institution with a positive gap would be in a better position to invest in higher yielding assets compared to an institution with a negative gap. This may result in the yield on its assets increasing at a faster pace than the increase in the cost of its interest-bearing liabilities. During a period of falling interest rates, an institution with a positive gap would tend to have its assets repricing at a faster rate than its interest-bearing liabilities, which consequently, may tend to restrain the growth of its net interest income or result in a decrease in net interest income.

AVERAGE BALANCE SHEET

         The following table sets forth certain information relating to the Bank at December 31, 2000 and for the years ended December 31, 2000, 1999 and 1998. The yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown except where noted otherwise. Average balances are derived from average month-end balances. Management does not believe that the use of average monthly balances instead of average daily balances has caused a material difference in the information presented. The yields and costs include fees which are considered adjustments to yields.

                                                                                       YEAR ENDED DECEMBER 31,
                                               AT DECEMBER 31,
                                                     2000
                                                                    ----------------------------------------------------------
                                                                                2000                           1999
                                             ---------------------  ----------------------------  ----------------------------
                                                         AVERAGE                         AVERAGE                       AVERAGE
                                                          YIELD/    AVERAGE                YIELD/    AVERAGE             YIELD/
                                               BALANCE    COST      BALANCE   INTEREST      COST    BALANCE   INTEREST    COST
                                              --------------------------------------------------------------------------------
                                                                                           (DOLLARS IN THOUSANDS)
ASSETS:
   Interest-earning assets:
      Interest-bearing deposits             $ 1,856     3.77%      $   223     $   16       7.17%   $   490   $   23     4.69%
      Investments                             4,524     6.54         4,479        296       6.61      4,142      267     6.45
      Mortgage-backed securities              4,599     6.67         4,710        333       7.07      6,307      363     5.76
      Loans receivable, net                  57,962     7.93        61,071      4,666       7.64     52,879    3,805     7.20
                                            -------                -------     ------               -------   ------
         Total interest-earning
            assets                           68,901     7.64        70,483      5,311       7.54     63,818    4,458     6.99
                                                                               ------                         ------
   Non-interest-earning assets                2,928                  3,285                            2,194
                                            -------                -------                          -------
         Total assets                       $71,829                $73,768                          $66,012
                                            =======                =======                          =======

LIABILITIES AND EQUITY:
   Interest-bearing liabilities:
      Deposits                              $36,544     4.81       $37,694      1,858       4.93    $37,702    1,731     4.59
      FHLB advances                          29,864     5.91        30,675      1,938       6.32     22,162    1,208     5.45
                                            -------                -------     ------               -------   ------
         Total interest-bearing
            liabilities                      66,408     5.30        68,369      3,796       5.55     59,864    2,939     4.91
                                                                               ------                         ------
   Non-interest-bearing liabilities             618                    667                              390
                                            -------                -------                          -------
         Total liabilities                   67,026                 69,036                           60,254
   Stockholders' equity                       4,803                  4,732                            5,758
                                            -------                -------                          -------
         Total liabilities and
            equity                          $71,829                $73,768                          $66,012
                                            =======                =======                          =======

Net interest income/interest
             rate spread                                2.34%                  $1,515       1.99%             $1,519     2.08%
                                                        ====                   ======       ====              ======     ====

Net interest-earning assets                 $ 2,493                $ 2,114                          $ 3,954
                                            =======                =======                          =======

Net interest margin                                                                         2.15%                        2.38%
                                                                                            ====                         ====

                                          YEAR ENDED DECEMBER 31,
                                                   1998
                                       ----------------------------
                                                           AVERAGE
                                        AVERAGE             YIELD/
                                       BALANCE   INTEREST    COST
                                      -----------------------------
                                          (Dollars in thousands)
 Assets:
    Interest-earning assets:
       Interest-bearing deposits
       Investments                   $ 2,682   $  103      3.84%
       Mortgage-backed securities      3,983      268      6.73
       Loans receivable, net           8,480      537      6.33
                                      37,777    2,961      7.84
          Total interest-earning     -------   ------
             assets
                                      52,922    3,869      7.31
    Non-interest-earning assets                ------
                                       1,355
          Total assets               -------
                                      54,277
                                     =======
 Liabilities and Equity:
    Interest-bearing liabilities:
       Deposits
       FHLB advances                  32,471    1,556      4.79
                                      14,401      812      5.64
          Total interest-bearing     -------   ------
             liabilities
                                      46,872    2,368      5.05
    Non-interest-bearing liabilities           ------
                                         378
          Total liabilities          -------
    Stockholders' equity              47,250
                                       7,027
          Total liabilities and      -------
             equity
                                      54,277
                                     =======
 Net interest income/interest                  $1,501      2.26%
      rate spread                              ======      ====

$Net interest-earning assets         $ 6,050
                                     =======
 Net interest margin                                       2.84%
                                                           ====


Ratio of interest-earning assets to                      103.75%                          103.09%                       106.60%
   interest-bearing liabilities                          ======                           ======                        ======


Ratio of interest-earning assets to             112.91%
   interest-bearing liabilities                 ======



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

                                                           YEAR ENDED                         YEAR ENDED
                                                       DECEMBER 31, 2000                  DECEMBER 31, 1999
                                                COMPARED TO YEAR ENDED DECEMBER         COMPARED TO YEAR ENDED
                                                            31, 1999                      DECEMBER 31, 1998
                                                ---------------------------------  ---------------------------------
                                                INCREASE (DECREASE)                INCREASE (DECREASE)
                                                       DUE TO                            DUE TO
                                                ---------------------              --------------------
                                                 VOLUME      RATE         NET       VOLUME      RATE        NET
                                                ---------  ----------  ----------  ---------  ---------  -----------
                                                                          (IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Interest-earning deposits                       $ (16)       $  9        $ (7)    $  (99)    $  19       $ (80)
   Investments                                        22           7          29         10       (11)         (1)
   Mortgage-backed securities                       (103)         73         (30)      (128)      (46)       (174)
   Loans receivable, net                             615         246         861      1,103      (259)        844
                                                   -----        ----        ----     ------     -----       -----
      Total interest income                          518         335         853        866      (297)        589
                                                   -----        ----        ----     ------     -----       -----

INTEREST-BEARING LIABILITIES:
   Deposits                                            -         127         127        242       (67)        175
   FHLB advances                                     516         214         730        424       (28)        396
                                                   -----        ----        ----     ------     -----       -----
      Total interest expense                         516         341         857        666       (95)        571
                                                   -----        ----        ----     ------     -----       -----

Net change in net interest income                    $ 2       $ (6)      $ (4)       $ 220    $ (202)         $ 18
                                                     ===       =====      =====       =====    =======         ====

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND DECEMBER 31, 1999

       The Company's total assets decreased by $4.2 million, or 5.5%, to $71.8 million at December 31, 2000 from $76.0 million at December 31, 1999. The decrease was due to a $7.1 million, or 10.9%, decrease in loans receivable from $65.0 million to $58.0 million at December 31, 2000. The decrease in loans was due to a decrease in $7.3 million in one-to four-family loans (including construction loans in one-to four-family properties) from $57.5 million to $50.2 million due to the sale of $9.4 million in lower-yielding adjustable-rate loans in the open market in fiscal 2000. The proceeds of the sale were used to repay higher costing FHLB advances. Consumer and multi-family loans also decreased during the year December 31, 2000 due to lower demand. The Company also experienced a decrease in mortgage-backed securities of $200,000, or 4.2%, from $4.8 million at December 31, 1999 to $4.6 million at December 31, 2000. The decrease in mortgage-backed securities was due to repayments of $84,000 and a decrease in the unrealized loss of $87,000. These decreases were offset by increases in cash and due from banks, FHLB stock and property and equipment. Cash and due from banks increased $1.8 million as excess funds were invested in short-term interest earning assets as of December 31, 2000. FHLB stock increased by $182,000, or 11.5%, from $1.6 million at December 31, 1999 to $1.8 million at December 31, 2000. The increase in FHLB stock was necessary to allow for additional borrowings. Property and equipment increased $867,000 as the Company purchased and renovated its new main office in Norwood, Ohio.

       The Company's total liabilities decreased $4.2 million, or 5.9%, to $67.0 million at December 31, 2000 from $71.2 million at December 31, 1999. The decrease in liabilities was due to a decrease in deposits of $2.9 million, or 7.3%, to $36.5 million from $39.4 million at December 31, 1999 and a decrease in advances from the FHLB from $31.1 million at December 31, 1999 to $29.9 million at December 31, 1999, a decrease of $1.3 million or 4.1%. The decrease in deposits was primarily due to a $4.6 million, or 15.9%, decrease in certificates of deposits from $29.3 million at December 31, 1999 to $24.6 million at December 31, 2000, due to increased competition in the Company's market area. The advances from the FHLB decreased as borrowings were repaid with loan sale proceeds. These decreases were offset by a growth in demand deposit accounts of $1.8 million, or 17.6%, to $11.9 million at December 31, 2000, as the Company introduced new higher-yielding demand deposit products.

       Stockholders' equity increased $23,000 from $4.78 million at December 31, 1999 to $4.80 million at December 31, 2000. The increase in stockholders' equity was primarily due to the increase in the market value on investments available for sale of $12,000 net of taxes and the amortization of the ESOP and Stock Incentive Plan totaling $61,000, offset by the net loss of $50,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2000 AND DECEMBER 31, 1999

       GENERAL. The Company reported a net loss for the year ended December 31, 2000 of $50,000 compared to a net loss of $53,000 for the year ended December 31, 1999, an increase of $3,000. The increase was due primarily to an increase in other income of $96,000 relating to additional fee income and additional gain on sale of loans of $37,000 from Lenox Mortgage Corp. operations. The increase was offset by an increase in general, administrative and other expenses of $82,000 and a higher provision for loan losses of $19,000. The increase in general, administrative and other expenses was due to higher compensation and benefits relating to Lenox Mortgage Corp. operations and higher legal and professional fees relating to shareholder issues. The increase was offset by a reduction in the occupancy and equipment expense as there was a one-time charge for the acceleration of the amortization of leasehold improvements upon termination of the lease agreement on the former site of the main office of the Company in 1999.

       INTEREST INCOME. Interest and dividend income increased $853,000 for the year ended December 31, 2000 to $5.3 million from $4.5 million for the year ended December 31, 1999. The increase was due to an increase in average interest-earning assets from $63.8 million for the year ended December 31,

1999 to $70.5 million for the year ended December 31, 2000 and an increase in the yield on interest-earning assets to 7.54% for the year ended December 31, 2000 from 6.99% for the year ended December 31, 1999. The increase in average interest-earning assets was almost exclusively due to loan growth, especially adjustable-rate loans. The increase in the yield on interest-earning assets was due to the rising interest rate environment. Interest income on investments and mortgage-backed securities decreased $7,500 due to a reduction in the average balance outstanding. The reduction in investments and mortgage-backed securities was primarily due to sales of mortgage-backed securities during 1999 plus principal repayments in 2000, offset by a higher yield on such investments due to the higher interest rate environment . The Company sold no investments or mortgage-backed securities during 2000.

       INTEREST EXPENSE. Interest expense increased $857,000, or 29.2%, to $3.8 million for the year ended December 31, 2000 from $2.9 million for the year ended December 31, 1999. The increase was primarily due to an increase in the average outstanding FHLB advances to $30.7 million from $22.2 million. The Company has utilized FHLB advances as an alternative funding source due to the competition for savings deposits in the Company's market area. The average amount of outstanding deposits remained relatively stable during 2000 compared to the prior year. The increase in the interest expense was also due to an increase in the average cost of funds from 4.91% for the year ended December 31, 1999 to 5.55% for the year ended December 31, 2000, due to the higher interest rate environment during the year 2000.

       PROVISION FOR LOAN LOSSES. The provision for loan losses increased $18,500, or 46.3%, to $58,500 for the year ended December 31, 2000 compared to $40,000 for the year ended December 31, 1999. The increase in the provision was due to the increase in the loan portfolio and the increased risk of default due to the possibility of a slowing economy. Additionally, the increased provision reflects the increase in non-performing loans to total loans to 0.34% for the year ended December 31, 2000 compared to 0.08% for the year ended December 31, 1999. The Company's management closely monitors its loan portfolio and maintains the allowance for loan losses at a level which the Company believes to be adequate based on the evaluation of the collectibility of the loans, prior loan losses and general economic conditions. While the Company utilizes the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

       OTHER INCOME. Other income increased to $332,000 for the year ended December 31, 2000 from $236,000 for the year ended December 31, 1999, an increase of $96,000 or 40.8%. The increase was due to additional fee and loan sale income generated by Lenox Mortgage Corp. Lenox Mortgage Corp. reported a full year of operations in 2000 compared to only three months of activity in 1999. Additional gain on sale of loans was due to the sale of approximately $9.4 million of lower-yielding adjustable-rate loans during the year ended December 31, 2000 as part of the restructuring of the balance sheet. The Company used the loan sale proceeds to repay higher-yielding FHLB advances.

       GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General, administrative and other expenses increased $82,000, or 4.6%, to $1.9 million for the year ended December 31, 2000 from $1.8 million for the year ended December 31, 1999. The increase was due primarily to an increase in compensation and benefits of $154,000 and an increase of $53,000 in legal and professional fees. The increase was offset by a reduction in occupancy and equipment due to the one-time charge of $138,000 in 1999 for the acceleration of amortization on the Company's leasehold improvements upon termination of the lease on the former main office location. Compensation and benefits increased due to additional compensation relating to Lenox Mortgage Corp. operations. Legal and professional fees increased due to additional professional fees in responding to the regulatory and shareholder issues.

       INCOME TAXES. Income tax credit for the year ended December 31, 2000 was $25,000 compared to an income tax credit of $14,000 for the year ended December 31, 2000. Taxes are calculated on net income less the ESOP expense as to SOP 93-6. The effective tax rates for the years ended December 31, 2000 and 1999 were 32.9% and 21.5% respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

       GENERAL. The Company reported a net loss of $53,000 for the year ended December 31, 1999 compared to net income of $214,000 for the year ended December 31, 1998, a decrease of $267,000, due primarily to an increase of $341,000, or 23.7%, in the Company's general and administrative expenses. The increase in the general and administrative expenses was due primarily to the one-time charge for acceleration of amortization of leasehold improvements resulting from the termination of the lease agreement with Procter & Gamble and to additional legal and professional expenses in connection with the Company's annual meeting and implementation of its stock repurchase. This decrease was offset by an increase in net interest income of $17,000 due to an increase in the average interest earning assets to $63.8 million from $52.9 million and a reduction in net interest margin from 2.84% for the year ended December 31, 1998 to 2.38% for the year ended December 31, 1999.

       INTEREST INCOME. Interest and dividend income for the year ended December 31, 1999 increased $589,000, or 15.2%, to $4.5 million from $3.9 million for the year ended December 31, 1998, due primarily to a $16.8 million increase in average interest earning assets from $47.0 million for the year ended December 31, 1998 to $63.8 million for the year ended December 31, 1999. The increase in average interest earning assets was almost exclusively due to loan growth. The increase was offset by a decrease in the weighted average yield from 7.31% for the year ended December 31, 1998 to 6.99% at December 31, 1999, due to loan customers refinancing to lower rate adjustable-rate mortgage loans and the amortization of premiums on the Company's CMO portfolio due to accelerated prepayments during the year. Interest income on investments and interest bearing deposits decreased $81,000 to $290,000 for the year ended December 31, 1999 from $371,000 for the year ended December 31, 1998 as the funds were invested in loan growth.

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

       PROVISION FOR LOAN LOSSES. The provision for loan losses increased $22,500, or 128.6%, to $40,000 for the year ended December 31, 1999 compared to $17,500 for the year ended December 31, 1998, due to the increase in the loan portfolio and the increased risk associated with increased multi-family and consumer lending. The Company's management closely monitors its mortgage and consumer loan portfolio and maintains the allowance for loan losses at a level which the Company believes to be adequate based on the evaluation of the collectibility of the loans, prior loan losses and the general economic conditions. While the Company utilizes the best information available to establish the allowance for loan losses, future adjustments to allowance may be necessary due to economic, operating, regulatory and other conditions that may be beyond the Company's control.

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


       GENERAL, ADMINISTRATIVE AND OTHER EXPENSES. General and administrative expenses increased $341,000, or 23.7%, to $1.8 million for the year ended December 31, 1999 compared to $1.4 million for the year ended December 31, 1998. The increase was primarily due to a $133,000, or 52.2%, increase in occupancy and equipment expenses from $255,000 for the year ended December 31, 1998 to $389,000 for the year ended December 31, 1999, due to a one-time charge of $138,000 for the amortization of the leasehold improvements in connection with the expiration of the lease agreement on the Company's main banking office in St. Bernard. In July 1999 Procter & Gamble informed the Company that it would not renew the Company's lease for its main office when the lease expired on December 31, 1999. The Company negotiated an extension of three months with Procter & Gamble to March 31, 1999 as the construction of a new branch is to be completed in late March. The Company purchased property in January 1999 for $545,000, and the building will be renovated with an estimated cost of $175,000. Legal and other professional fees and expenses increased $109,000, or 71.7%, to $261,000 for the year ended December 31, 1999 compared to $152,000 for the year ended December 31, 1999 relating to issues in connection with the annual meeting and the implementation of the stock repurchase. Compensation and benefits increased $44,000, or 6.1%, to $757,000 for the year ended December 31, 1999 as compared to $713,000 for the year ended December 31, 1998, due to normal merit increases and the additional compensation relating to the new mortgage corporation subsidiary.

       INCOME TAXES. The Company received an income tax credit for the year ended December 31, 1999 of $14,000 compared to an income tax expense of $120,000 for the year ended December 31, 1998. Taxes are calculated on net income less the ESOP expense as required by SOP 93-6. The effective tax rates for the years ended December 31, 1999 and 1998 were 21.5% and 35.9% respectively.

LIQUIDITY AND CAPITAL RESOURCES

       The Company's primary sources of funds are deposits, principal and interest payments on loans, and FHLB advances. While maturities and scheduled amortization of loans are predictable source of funds, deposits flows and mortgage prepayments are greatly influenced by general interest rates, economics conditions and competition. The FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the savings bank. The Bank maintains a minimum level of liquidity, as defined by the FDIC, such that the total of cash and marketable investment securities divided by total deposits and short term liabilities will exceed 15%. The Bank's liquidity ratios were 19%, 17% and 24% at December 31, 2000, 1999 and 1998, respectively.

       The primary investment activity of the Company is the origination of one- to four-family mortgage loans, multi-family mortgage loans and consumer loans, and the purchase of investments, including CMOs. During the years ended December 31, 2000, 1999, and 1998, the Bank originated mortgage loans in the amounts of $15.5 million, $37.7 million and $20.7 million, respectively, and consumer loans in the amount of $1.1 million, $1.2 million and $1.7 million, respectively.

       The Bank's most liquid assets are cash and short-term investments. The levels of these assets are dependent on the Bank's operating, financing, lending and investing activities during any given period. At December 31, 2000, cash and short term investments totaled $2.7 million.

       At December 31, 2000, the Bank had outstanding loan commitments (including undisbursed loan proceeds and unused line of credits) of $4.5 million. The Bank anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificates of deposits which are scheduled to mature in one year or less from December 31, 2000, totaled $15.9 million. The Bank relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. Occasionally, the Bank will also offer special competitive promotions to its customers to increase retention and promote deposit growth. Based upon the Bank's historical experience with deposit retention, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Bank.

IMPACT OF INFLATION AND CHANGING PRICES

       The Consolidated Financial Statements and Notes thereto presented in this report have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operation. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

       The following does not constitute a comprehensive summary of all material changes or developments affecting the manner in which the Company keeps its books and records and performs its financial accounting responsibilities. It is intended only as a summary of some of the recent pronouncements made by the FASB which are of particular interest to financial institutions.

       In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"which established standards for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard also allowed for a one-time reclassification of investments securities from held to maturity to available for sale. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this standard did not impact the Company because at the current time the Company does not hold any instruments covered by this standard.

       In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations.

                          Independent Auditors' Report


The Board of Directors
Lenox Bancorp Inc.:

We have audited the accompanying consolidated balance sheets of Lenox Bancorp Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lenox Bancorp Inc. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 23, 2001

                               LENOX BANCORP INC.

                           Consolidated Balance Sheets

                           December 31, 2000 and 1999

                                     Assets

                                                                  December 31,
                                                                  ------------
                                                            2000                 1999
                                                            ----                 ----
Cash and due from banks (including interest
     bearing deposits of $1,856,491 and $132,139
     at December 31, 2000 and 1999)                      $ 2,590,782            738,040
Certificates of deposit                                       98,483            193,281
Investment securities - available for
     sale, at fair value (amortized cost of
     $2,700,000 and $2,701,820 at
     December 31, 2000 and 1999)                           2,661,115          2,534,550
Mortgage-backed securities - available
     for sale, at fair value (amortized cost
     of $514,186 and $602,109 at
     December 31, 2000 and 1999)                             509,021            588,405
Collateralized mortgage obligations - available
     for sale, at fair value (amortized cost
     of $4,157,144 and $4,158,756 at
     December 31, 2000 and 1999)                           4,049,881          4,170,701
Loans receivable, net                                     54,250,641         59,434,058
Loans held for sale - at lower of cost or market           3,711,567          5,611,009
Accrued interest receivable:
     Loans                                                   420,971            360,530
     Mortgage-backed securities                                3,852              4,427
     Collateralized mortgage obligations                      25,943             22,669
     Investments and certificates of deposit                  50,181             50,181
Property and equipment, net                                1,266,378            399,375
Federal Home Loan Bank stock - at cost                     1,764,600          1,582,800
Prepaid expenses and other assets                            335,987            217,113
Prepaid federal income taxes                                  89,609             77,109
                                                         -----------         ----------

                                                         $71,829,011         75,984,248
                                                         ===========         ==========


See accompanying notes to financial statements.

                      Liabilities and Stockholders' Equity

                                                                  December 31,
                                                                  ------------
                                                            2000                1999
                                                            ----                ----
Deposits                                                  $ 36,544,254       39,435,782
Advances from Federal Home Loan Bank                        29,864,223       31,138,664
Advance payments by borrowers for taxes
     and insurance                                             256,778          265,490
Accrued expenses                                               285,664          309,296
Deferred federal income taxes                                   75,590           55,010
                                                          ------------      -----------
                                                            67,026,509       71,204,242
                                                          ------------      -----------
Commitments

Stockholders' equity:
     Common stock-authorized 2,000,000 shares
        no par value,  425,677 issued and 285,028
        outstanding at December 31, 2000 and 1999                   --               --
     Additional paid in capital                              3,767,033        3,776,186
     Retained earnings - substantially restricted            4,057,524        4,108,000
     Unearned ESOP shares                                     (171,395)        (208,470)
     Shares acquired for Stock Incentive Plan                 (183,654)        (217,012)
     Less 140,649 shares held in treasury at
        December 31, 2000 and 1999                          (2,567,139)      (2,567,139)
     Accumulated other comprehensive income:
        Unrealized loss on available for sale
           securities, net of income taxes                     (99,867)        (111,559)
                                                          ------------      -----------
                                                             4,802,502        4,780,006
                                                          ------------      -----------

                                                          $ 71,829,011       75,984,248
                                                          ============      ===========


                               LENOX BANCORP INC.

                      Consolidated Statements of Operations

                       Three Years Ended December 31, 2000

                                                            2000               1999                1998
                                                            ----               ----                ----
Interest and dividend income:
     Loans                                              $ 4,665,829           3,805,200          2,960,490
     Mortgage-backed securities                              37,125              44,440             62,257
     Collateralized mortgage obligations                    296,089             318,994            474,868
     Investments and interest bearing deposits              189,477             209,759            315,449
     Federal Home Loan Bank                                 122,749              79,781             55,664
                                                        -----------          ----------          ---------
                                                          5,311,269           4,458,174          3,868,728
                                                        -----------          ----------          ---------
Interest expense:
     Deposits                                             1,858,226           1,731,320          1,555,783
     Borrowed money and capitalized leases                1,938,314           1,208,308            811,897
                                                        -----------          ----------          ---------
                                                          3,796,540           2,939,628          2,367,680
                                                        -----------          ----------          ---------

           Net interest income before provision
             for loan losses                              1,514,729           1,518,546          1,501,048

Provision for loan losses                                    58,500              40,000             17,500
                                                        -----------          ----------          ---------

           Net interest income after provision
             for loan losses                              1,456,229           1,478,546          1,483,548
                                                        -----------          ----------          ---------

Other income:
     Service fee and other income                           193,128             129,202            149,566
     Gain on sale of real estate owned                           --                  --              6,357
     Gain on sale of investments                                 --               4,842             11,648
     Gain on sale of loans                                  138,858             101,675            123,942
                                                        -----------          ----------          ---------
                                                            331,986             235,719            291,513
                                                        -----------          ----------          ---------
General, administrative and other expenses:
     Compensation and employee benefits                     911,413             756,922            713,235
     Occupancy and equipment                                286,066             388,837            255,535
     Federal deposit insurance premiums                      13,635              20,726             19,397
     Franchise taxes                                         51,038              80,639             85,426
     Legal and professional fees                            313,384             260,667            151,789
     Advertising                                             21,743              38,275             43,119
     Other operating expenses                               266,162             235,467            172,111
                                                        -----------          ----------          ---------
                                                          1,863,441           1,781,533          1,440,612
                                                        -----------          ----------          ---------
           Income (loss) before provision
             (benefit) for income taxes                     (75,226)            (67,268)           334,449

Provision (benefit) for income taxes                        (24,750)            (14,477)           120,190
                                                        -----------          ----------          ---------

           Net income (loss)                            $   (50,476)            (52,791)           214,259
                                                        ===========          ==========          =========

Basic earnings (loss) per share                         $     (0.20)              (0.18)              0.59
                                                        ===========          ==========          =========

Diluted earnings (loss) per share                       $     (0.20)              (0.17)              0.57
                                                        ===========          ==========          =========

See accompanying notes to financial statements.

                               LENOX BANCORP INC.

             Consolidated Statements of Comprehensive Income (Loss)

                       Three Years Ended December 31, 2000

                                                               2000               1999             1998
                                                               ----               ----             ----
Net income (loss)                                            $(50,476)          (52,791)          214,259

Other comprehensive income (loss), net of tax
     Unrealized gains (losses) on available for
        sale securities:
           Unrealized holding gains (losses)
              during the year                                  11,692          (119,374)           17,566
           Reclassification adjustments for gains
              included in net income (loss)                        --            (3,196)           (7,687)
                                                             --------          --------          --------

                 Net gain (loss) recognized in other
                    comprehensive income                       11,692          (122,570)            9,879
                                                             --------          --------          --------

Comprehensive income (loss)                                  $(38,784)         (175,361)          224,138
                                                             ========          ========          ========




See accompanying notes to financial statements.

                               LENOX BANCORP INC.

           Consolidated Statement of Changes in Stockholders' Equity

                      Three Years Ended December 31, 2000

                                                                                                              Unrealized
                                                                                                              Gain (Loss)
                                                  Additional               Unearned     Stock                on Available
                                         Common    Paid in     Retained      ESOP     Incentive    Treasury    for Sale
                                         Stock     Capital     Earnings     Shares       Plan       Stock     Securities   Total
                                         -----     -------     --------     ------       ----       -----     ----------   -----

Balance at December 31, 1997            $   --    3,712,823   4,072,811    (281,723)   (255,293)   (285,125)    1,132    6,964,625

Net income for the year ended
     December 31, 1998                      --           --     214,259          --          --          --        --      214,259

ESOP shares committed to be
     allocated at average
     market price                           --       28,197          --      41,260          --          --        --       69,457

Shares acquired to be held in
     treasury                               --           --          --          --          --     (62,603)       --      (62,603)

Stock Incentive Plan awards                 --        2,259          --          --      (2,259)         --        --           --

Amortization of Stock Incentive Plan        --           --          --          --      22,083          --        --       22,083

Change in net unrealized gain on
     available-for-sale securities
     net of deferred tax of $5,089          --           --          --          --          --          --     9,879        9,879

Cash dividends of $.20 per share            --           --     (71,065)         --          --          --        --      (71,065)
                                        ------    ---------   ---------    --------    --------    --------    ------   ----------

Balance at December 31, 1998            $   --    3,743,279   4,216,005    (240,463)   (235,469)   (347,728)   11,011    7,146,635
                                        ------    ---------   ---------    --------    --------    --------    ------   ----------






See accompanying notes to financial statements.

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 2000

                                                                                                          Unrealized
                                                                                                          Gain (Loss)
                                             Additional               Unearned     Stock                 on Available
                                     Common    Paid in     Retained      ESOP     Incentive    Treasury    for Sale
                                     Stock     Capital     Earnings     Shares       Plan       Stock     Securities     Total
                                     -----     -------     --------     ------       ----       -----     ----------     -----
Balance at December 31, 1998        $   --   3,743,279    4,216,005   (240,463)  (235,469)    (347,728)     11,011      7,146,635

Net loss for the year ended
     December 31, 1999                  --          --      (52,791)        --         --           --          --        (52,791)

ESOP shares committed to be
     allocated at average
     market price                       --      30,277           --     31,993         --           --          --         62,270

Shares acquired to be held in
     treasury                           --          --           --         --         --   (2,223,172)         --     (2,223,172)

Shares reissued for exercised
     stock options                      --          --           --         --         --        3,761          --          3,761

Stock Incentive Plan awards             --        (128)          --         --        128           --          --             --

Unvested stock awards returned
     to Plan                            --       2,758           --         --     (2,758)          --          --             --

Amortization of Stock Incentive
     Plan                               --          --           --         --     21,087           --          --         21,087

Change in net unrealized gain on
     available-for-sale securities
     net of deferred tax benefit
     of $63,142                         --          --           --         --         --           --    (122,570)      (122,570)

Cash dividends of $.20 per share        --          --      (55,214)        --         --           --          --        (55,214)
                                    ------  ----------   ----------   --------   --------   ----------    --------     ----------

Balance at December 31, 1999        $   --   3,776,186    4,108,000   (208,470)  (217,012)  (2,567,139)   (111,559)     4,780,006
                                    ======  ==========   ==========   ========   ========   ==========    ========     ==========



See accompanying notes to financial statements.

                               LENOX BANCORP INC.

            Consolidated Statement of Changes in Stockholders' Equity

                       Three Years Ended December 31, 2000


                                                                                                              Unrealized
                                                                                                              Gain (Loss)
                                                 Additional               Unearned     Stock                  on Available
                                         Common    Paid in     Retained      ESOP     Incentive    Treasury    for Sale
                                         Stock     Capital     Earnings     Shares       Plan       Stock     Securities   Total
                                         -----     -------     --------     ------       ----       -----     ----------   -----
Balance at December 31, 1999             $ --    3,776,186    4,108,000   (208,470)   (217,012)  (2,567,139)  (111,559)   4,780,006

Net loss for the year ended
     December 31, 2000                     --           --      (50,476)        --          --           --         --      (50,476)

ESOP shares committed to be
     allocated at average
     market price                          --        8,094           --     37,075          --           --         --       45,169

Stock Incentive Plan awards                --      (18,135)          --         --      18,135           --         --           --

Unvested stock awards returned
     to Plan                               --          888           --         --        (888)          --         --           --

Amortization of Stock Incentive Plan       --           --           --         --      16,111           --         --       16,111

Change in net unrealized gain on
     available-for-sale securities
     net of deferred tax benefit
     of $6,023                             --           --           --         --          --           --     11,692       11,692
                                         ----   ----------   ----------   --------    --------   ----------   --------   ----------

Balance at December 31, 2000             $ --    3,767,033    4,057,524   (171,395)   (183,654)  (2,567,139)   (99,867)   4,802,502
                                         ====   ==========   ==========   ========    ========   ==========   ========   ==========





See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                      Consolidated Statements of Cash Flows

                       Three Years Ended December 31, 2000

                                                                         2000                1999                1998
                                                                         ----                ----                ----
Cash flows from operating activities:
     Interest and dividends received                                $ 5,268,417            4,314,562           3,797,577
     Interest paid                                                   (3,795,934)          (2,867,583)         (2,341,148)
     Loans disbursed for sale in the secondary market                (4,083,701)          (4,749,444)         (8,398,600)
     Proceeds from sale of loans in the secondary market              4,373,956            4,846,531           8,214,110
     Loan origination fees received (paid)                              (95,782)            (146,057)             16,563
     Other fees received                                                193,128              129,202             148,214
     Cash paid to suppliers and employees                            (1,804,576)          (1,379,832)         (1,242,194)
     Income taxes refunded (paid)                                        26,806              (51,000)           (157,342)
                                                                    -----------          -----------          ----------

          Net cash provided by operating activities                      82,314               96,379              37,180
                                                                    -----------          -----------          ----------

Cash flows from investing activities:
     Property and equipment additions                                  (961,550)             (33,095)            (36,551)
     Proceeds from sale of building improvements                         22,000                   --               1,750
     Repayments of mortgage-backed securities                            83,721              189,962             218,806
     Purchase of collateralized mortgage obligations -
       held to maturity                                                      --                   --          (1,857,798)
     Purchase of collateralized mortgage obligations -
       available for sale                                                    --                   --          (2,166,515)
     Repayments of collateralized mortgage obligations                       --            1,567,603             698,683
     Proceeds from sale of collateralized mortgage
       obligations - available for sale                                      --            2,344,782                  --
     Maturity of certificate of deposit                                 100,000                   --                  --
     Purchase of certificates of deposit                                 (5,202)             (10,190)            (10,405)
     Purchase of Federal Home Loan Bank stock                           (59,200)            (681,100)           (141,600)
     Net change in loans                                             (2,666,737)         (24,348,454)          3,146,026
     Proceeds from sale of loans                                      9,423,365                   --                  --
     Loans participations purchased                                          --           (2,431,200)         (2,468,313)
     Proceeds from loan participations sold                                  --              300,000                  --
     Purchase of investment securities - available for sale                  --                   --          (2,703,500)
     Maturity of investments - available for sale                            --              600,000           3,100,000
     Proceeds from sale of investments - available for sale                  --                   --             608,813
     Proceeds from sale of real estate acquired through
       foreclosure                                                           --                   --              40,424
                                                                    -----------          -----------          ----------

          Net cash provided (used) by investing activities            5,936,397          (22,501,692)         (1,570,180)
                                                                    -----------          -----------          ----------

          Net cash flows provided (used) by operating and
            investing activities (subtotal carried forward)         $ 6,018,711          (22,405,313)         (1,533,000)
                                                                    -----------          -----------          ----------


See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                     Consolidated Statements of Cash Flows

                      Three Years Ended December 31, 2000



                                                                         2000                1999                1998
                                                                         ----                ----                ----
          Net cash flows provided (used) by operating and
            investing activities (subtotal brought forward)         $ 6,018,711          (22,405,313)         (1,533,000)

Cash flows from financing activities:
     Net increase (decrease) in deposits                             (2,891,528)           6,369,044           1,200,205
     Net borrowings from Federal Home Loan Bank                         165,000           17,050,000           2,780,000
     Repayment of Federal Home Loan Bank advances                    (1,439,441)            (351,342)           (627,117)
     Purchase of shares to be held in treasury                               --           (2,223,172)            (62,603)
     Proceeds from exercised stock options                                   --                3,761                  --
     Dividends paid on common stock                                          --              (55,214)            (71,065)
                                                                    -----------          -----------          ----------

          Net cash provided (used) by financing activities           (4,165,969)          20,793,077           3,219,420
                                                                    -----------          -----------          ----------

     Increase (decrease) in cash and cash equivalents                 1,852,742           (1,612,236)          1,686,420

     Cash and due from banks at beginning of period                     738,040            2,350,276             663,856
                                                                    -----------          -----------          ----------

     Cash and due from banks at end of period                       $ 2,590,782              738,040           2,350,276
                                                                    ===========          ===========          ==========


Supplemental disclosure of noncash investing activities:

     Change in unrealized gains(losses) on securities
       available for sale - net of related tax effects              $    11,692             (122,570)              9,879
                                                                    ===========          ===========          ==========




See accompanying notes to financial statements.

                               LENOX BANCORP INC.

                      Consolidated Statements of Cash Flows

                       Three Years Ended December 31, 2000

                 Reconciliation of Net Income (Loss) to Net Cash
                        Provided by Operating Activities


                                                                2000               1999              1998
                                                                ----               ----              ----
Net income (loss)                                            $ (50,476)          (52,791)          214,259

Adjustments to reconcile net income (loss)
      to net cash provided by operating
      activities:
         Depreciation and amortization                          80,181           231,301            75,036
         Provision for losses on loans                          58,500            40,000            17,500
         Amortization of deferred loan costs (fees)             59,455            38,342           (32,009)
         Deferred loan origination fees (costs)                (82,541)         (171,263)           (3,056)
         Federal Home Loan Bank stock dividends               (122,600)          (79,500)          (55,500)
         Gain on sale of investment and mortgage-
            backed securities                                       --            (4,842)          (11,648)
         Gain on sale of loans                                 (27,091)               --                --
         Gain on sale of equipment                                  --                --            (1,352)
         Gain on sale of real estate acquired
            through foreclosure                                     --                --            (6,357)
         Amortization of stock incentive plan awards            16,111            21,087            22,083
         ESOP expense                                           45,169            62,270            69,457
         Effect of change in operating assets and
            liabilities:
               Loans held for sale                             164,450            55,570          (220,020)
               Accrued interest receivable                     (63,140)         (168,778)            1,789
               Excess servicing rights                          74,151           (21,511)          (82,035)
               Prepaid expenses and other assets               (39,567)          (38,936)           14,050
               Prepaid income taxes                            (12,500)          (48,157)           (5,652)
               Advances by borrowers for taxes
                   and insurance                                (8,712)          103,085            28,330
               Accrued expenses                                (23,632)          147,822            43,805
               Accrued federal income tax                           --                --           (40,000)
               Deferred federal income tax                      14,556           (17,320)            8,500
                                                             ---------          --------          --------

                      Net cash provided by operating
                           activities                        $  82,314            96,379            37,180
                                                             =========          ========          ========


Supplemental Disclosure of Non-Cash Investing and Financing Activities:
-----------------------------------------------------------------------

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

              Nature of operations and principles of consolidation

              Lenox Bancorp Inc. (the Bancorp) is a holding company formed in 1995 in conjunction with the conversion of Lenox Savings Bank from a mutual savings bank to a stock savings bank in July 1996. The conversion culminated in the Corporation's issuance of 425,677 shares. The Bancorp's financial statements include the accounts of its wholly-owned subsidiary, Lenox Savings Bank and Lenox Savings Bank's wholly-owned subsidiary, Lenox Mortgage Corporation. All significant intercompany transactions have been eliminated.

              Lenox Savings Bank is a state-chartered savings bank and a member of the Federal Home Loan Bank system (FHLB) and subject to regulation by the Federal Deposit Insurance Corporation (FDIC) and the State of Ohio. As a member of the FHLB system, Lenox Savings Bank maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati.

              The Bancorp's business consists of attracting deposits from the general public and applying those funds in the origination of real estate and consumer loans. The Bancorp's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on the interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bancorp can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

              Concentration of customers

              The Bancorp accepts deposits and grants the majority of its real estate and consumer loans to customers who are primarily in the Metropolitan Cincinnati area.

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

              Recent accounting pronouncements

              In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which established standards for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This standard also allowed for a one-time reclassification of investments securities from held to maturity to available for sale. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this standard did not impact the Bancorp because at the current time the Bancorp does not hold any instruments covered by this standard.

              In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. SFAS No. 140 is not expected to have a material effect on the Bancorp's financial position or results of operations.

              Earnings per share

              Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

              Reclassifications

              Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the current year presentation.

2.   Investments, Mortgage-Backed Securities and Collateralized
     Mortgage Obligations:

     The amortized cost and estimated fair values of investments and mortgage-backed securities available for sale are as follows:

                                                          December 31, 2000
                                     --------------------------------------------------------------
                                                         Gross           Gross
                                      Amortized        Unrealized      Unrealized            Fair
                                        Cost             Gains           Losses              Value
                                        ----             -----           ------              -----
     U.S. Government and
        agencies securities          $2,700,000           4,609            43,494         2,661,115
     Mortgage-backed
        securities                      514,186           2,150             7,315           509,021
     Collateralized mortgage
        obligations                   4,157,144              --           107,263         4,049,881
                                     ----------         -------         ---------         ---------
                                     $7,371,330           6,759           158,072         7,220,017
                                     ==========         =======         =========         =========


                                                            December 31, 1999
                                     --------------------------------------------------------------
                                                         Gross           Gross
                                      Amortized        Unrealized      Unrealized            Fair
                                        Cost             Gains           Losses              Value
                                        ----             -----           ------              -----
     U.S. Government and
        agencies securities          $2,701,820              --           167,270         2,534,550
     Mortgage-backed
        Securities                      602,109             289            13,993           588,405
     Collateralized mortgage
        obligations                   4,158,756          28,387            16,442         4,170,701
                                     ----------         -------         ---------         ---------
                                     $7,462,685          28,676           197,705         7,293,656
                                     ==========         =======         =========         =========

     The amortized cost and estimated market values of investments, mortgage-backed securities and collateralized mortgage obligations at December 31, 2000 and 1999 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The Bancorp has pledged its investments, mortgage-backed securities and collateralized mortgage obligations to the FHLB for future advances.

                                                December 31, 2000                    December 31, 1999
                                           ----------------------------         ---------------------------
                                                              Estimated                           Estimated
                                                                Market                              Market
                                              Cost              Value             Cost              Value
                                              ----              -----             ----              -----
     Due in one to five years              $1,200,000         1,200,590         1,201,820         1,160,916
     Due in over five to ten years            500,000           493,392           500,000           469,267
     Due in over ten years                  1,000,000           967,133         1,000,000           904,367
     Mortgage-backed
        securities                            514,186           509,021           602,109           588,405
     Collateralized mortgage
        obligations                         4,157,144         4,049,881         4,158,756         4,170,701
                                           ----------         ---------         ---------         ---------
                                           $7,371,330         7,220,017         7,462,685         7,293,656
                                           ==========         =========         =========         =========

     The amortized cost and market values of investment securities by call date at December 31, 2000 are as follows:

                                                    Amortized          Market
                                                      Cost             Value
                                                      ----             -----
              Callable in one year or less         $2,700,000        2,661,115
                                                   ==========        =========

     Proceeds and resulting gains and losses realized from sale of investments, mortgage-backed securities and collateralized mortgage obligations for year ended December 31, 1999 and 1998 were as follows:


                                                                                            Net
                                            Gross            Gross          Gross         Realized
                                           Proceeds          Gains          Losses          Gain
                                           --------          -----          ------          ----
     Year ended December 31, 1998         $  608,813         11,648             --         11,648
                                          ==========         ======         ======         ======

     Year ended December 31, 1999         $2,344,782         22,500         17,658          4,842
                                          ==========         ======         ======         ======


     There were no sales of investments, mortgage-backed securities or collateralized mortgage obligations for the year ended December 31, 2000.

     On July 1, 1999, in accordance with SFAS No. 137, the Bancorp reclassified all collateralized mortgage obligations that were held to maturity to available for sale. The amortized cost and estimated market values of these obligations on the date of reclassification were $4,598,234 and $4,629,543 respectively.

3.   Loans Receivable:

     Loans receivable, including loans held for sale, are summarized as follows:

                                                      2000                  1999
                                                      ----                  ----
     Mortgage loans secured by one to
        four family residences                    $ 47,768,714           55,482,547
     Multi-family residential real estate            5,892,504            6,325,387
     Commercial property                               248,771                   --
     Home equity line of credit                      2,494,221            2,087,039
     Consumer                                        1,680,311            1,743,083
     Unsecured consumer line of credit                 122,685              123,149
     Passbook loans                                     32,732              123,055
                                                  ------------          -----------
                                                    58,239,938           65,884,260
                                                  ------------          -----------
     Add/(Less):
         Loans in process                             (245,546)            (864,203)
         Allowance for loan loss                      (125,552)             (90,264)
         Deferred loan costs                            93,368              115,274
                                                  ------------          -----------
                                                      (277,730)            (839,193)
                                                  ------------          -----------
                                                  $ 57,962,208           65,045,067
                                                  ============          ===========

     At December 31, 2000 and 1999, adjustable rate loans approximated $41,625,000 and $48,837,000.

     As discussed previously, the Bancorp has sold certain whole loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $19,075,000 and $11,804,000 at December 31, 2000 and 1999.

     Mortgage servicing rights of $155,106 and $54,056 were capitalized in 2000 and 1999. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2000 and 1999 of $182,853 and $103,546, respectively. Amortization of mortgage servicing rights was $75,799, $32,545 and $9,974 for the years 2000, 1999 and 1998 respectively.

     Activity in the allowance for loan losses is as follows:

                                                       Year Ended December 31,
                                            -------------------------------------------
                                               2000              1999            1998
                                               ----              ----            ----
          Beginning balance                 $  90,264           66,472           66,341
          Provision for loan losses            58,500           40,000           17,500
          Charge off of loans                 (31,175)         (22,397)         (21,195)
          Recoveries of prior
             charge-offs                        7,963            6,189            3,826
                                            ---------          -------          -------
                                            $ 125,552           90,264           66,472
                                            =========          =======          =======

     Loans to officers and directors totaled $397,735 and $1,040,255 as of December 31, 2000 and 1999, respectively. An analysis of loan activity for the years ended December 31, 2000 and 1999 follows:

                                                    2000                 1999
                                                    ----                 ----
          Outstanding balance, beginning         $ 1,040,255             817,840
          New loans issued                                --             457,500
          Officer terminated employment                   --            (113,342)
          Directors resigned                        (270,718)                 --
          Repayments                                (371,802)           (121,743)
                                                 -----------          ----------

          Outstanding balance, ending            $   397,735           1,040,255
                                                 ===========          ==========

     On January 30, 2001, the Bancorp sold approximately $3.7 million of adjustable rate loans in the secondary market. The Bancorp retained servicing on these loans.

4.   Property and Equipment:

     Property and equipment at December 31, 2000 and 1999 is summarized by major classification as follows:

                                              2000                1999
                                              ----                ----
          Land and buildings               $1,151,853         324,828
          Furniture and equipment             506,045         370,524
          Leasehold improvements                   --         245,461
                                           ----------         -------
                                            1,657,898         940,813
          Accumulated depreciation            391,520         541,438
                                           ----------         -------

                                           $1,266,378         399,375
                                           ==========         =======


     In 1993, the Bancorp constructed an addition with a cost of $126,938 to the building that it was leasing as its main office. The Bancorp had an agreement with the lessor that if the lease was terminated, the Bancorp would receive from the lessor a set dollar amount based on a ten year declining schedule. The building addition at the end of the lease became the property of the lessor. During 1999, the Bancorp received notice that it would be required to vacate the main office. This resulted in a one-time after tax charge to earnings of approximately $91,000 during 1999. The net book value of the addition and related leasehold improvements at December 31, 1999 was $22,000, which approximates the amount the Bancorp received in 2000.

     Effective July 1, 1995, the Bancorp entered into a lease with Procter and Gamble for its main office facilities that expired December 31, 1999 and was extended until March 2000. Rent expense for the years ended December 31, 2000, 1999 and 1998 was $1,791, $22,986 and $22,986 respectively.

     The Bancorp had entered into a sub-lease agreement with an entity providing financial planning services to individuals. The lease agreement provides for variable lease payments based on the operating results of the lessee. During 2000, 1999 and 1998 sub-lease income recognized by the Bancorp was $3,250, $2,872 and $2,216 respectively.

5.       Deposits

     Deposit amounts are summarized as follows:

                                                             December 31,
                                           ------------------------------------------------
                                                   2000                       1999
                                           ---------------------       --------------------
                                                        Weighted                   Weighted
                                                        Average                    Average
                                             Balance      Rate           Balance     Rate
                                             -------      ----           -------     ----
     Statement savings                     $ 7,233,007    4.65%         5,083,888    3.00%
     NOW and money market accounts           4,667,980    2.03          5,050,234    2.42
     Other                                      40,755    1.98             44,972    1.99
                                           -----------                 ----------
                                            11,941,742                 10,179,094
                                           -----------                 ----------

     Certificates:
         Three months                          106,514    5.50            236,662    4.58
         Six months                          1,429,059    6.22          1,517,117    5.06
         Nine months                           286,157    6.45            280,121    4.70
         One year                            7,667,131    6.52          5,755,343    5.10
         Fifteen months                        386,058    6.53            995,341    5.16
         Eighteen months                     1,236,175    6.04          3,539,151    5.25
         Two years                           5,724,081    5.76          7,051,838    5.67
         Three years                         1,821,789    5.67          1,970,140    5.61
         Four years                            308,728    5.38            305,202    5.39
         Five years                          5,636,820    6.19          7,605,773    6.10
                                           -----------    ----        -----------    ----

                                            24,602,512    6.14         29,256,688    5.55
                                           -----------    ----         ----------    ----

                                           $36,544,254    5.32%        39,435,782    4.82%
                                           ===========    ====         ==========    ====

     Scheduled maturities of certificate accounts are as follows:

                                      2000               1999
                                      ----               ----
          Within one year         $15,944,358         15,881,108
          1 - 2 years               4,159,884          6,514,058
          2 - 3 years               1,587,081          2,457,142
          Over 3 years              2,911,189          4,404,380
                                  -----------         ----------
                                  $24,602,512         29,256,688
                                  ===========         ==========

     Interest expense on deposits is summarized as follows:

                                                        December 31,
                                       -----------------------------------------------
                                         2000               1999               1998
                                         ----               ----               ----
     Statement savings                 $  222,724           130,790            120,336
     NOW and Money Market                 110,267           127,156            142,188
     Certificates of Deposit            1,525,235         1,473,374          1,293,259
                                       ----------         ---------          ---------
                                       $1,858,226         1,731,320          1,555,783
                                       ==========         =========          =========

     The aggregate amount of certificates of deposit in denominations of $100,000 or more was $3,725,388 and $4,767,203 at December 31, 2000 and
     1999.

6.   Federal Home Loan Bank Advances:

     The Bancorp has advances from the Federal Home Loan Bank. These advances range in maturity from ninety days to 15 years with interest rates of between 5.10% and 6.85%. At December 31, 2000, the Bancorp's advances were comprised of $13,000,000 of adjustable rate advances and $16,864,223 of fixed rate advances. Future maturities on the advances from the Federal Home Loan Bank are as follows:

                      2001                             $ 6,664,196
                      2002                              10,156,688
                      2003                               3,579,969
                      2004                                  68,417
                      2005                                  67,510
                      Subsequent years                   9,327,443
                                                       -----------
                                                       $29,864,223
                                                       ===========

     The advances are collateralized by a blanket pledge of residential mortgage loans held by the Bancorp. The Bancorp has also pledged its Federal Home Loan Bank stock, investments, mortgage-backed securities and mortgage notes with unpaid principal balances of approximately $35.4 million for future advances.

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

     Appropriated and unappropriated retained earnings at December 31, 2000 included earnings of approximately $1,096,000 representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Bancorp does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Bancorp will be subject to federal income tax at the then current corporate rate.

     An analysis of the provision (benefit) for federal income taxes is as follows:

                                        Years Ended December 31,
                                 --------------------------------------
                                  2000            1999           1998
                                  ----            ----           ----
     Current                     $(39,306)       (20,457)       111,690
     Deferred                      14,556          5,980          8,500
                                 --------        -------        -------
                                 $(24,750)       (14,477)       120,190
                                 ========        =======        =======

     At December 31, 2000 and 1999, the deferred components of the Bancorp's income tax liabilities, as included in the statements of financial condition are summarized as follows:

                                                           2000             1999
                                                           ----             ----
     Deferred tax liabilities:
         FHLB stock dividends                            $188,800         147,100
         Bad debt reserve                                  10,300          13,700
         Depreciation                                       2,500           3,000
                                                         --------         -------

                  Gross deferred tax liabilities          201,600         163,800
                                                         --------         -------

     Deferred tax assets:
         Bad debt reserve                                  56,100          36,200
         Deferred loan fees                                 1,400           3,100
         Amortization of stock awards                       2,700           2,700
         ESOP expense                                       7,160           6,120
         Net unrealized loss on available
               for sale securities                         51,450          57,470
         Other                                              7,200           3,200
                                                         --------         -------

                  Gross deferred tax assets               126,010         108,790
                                                         --------         -------

     Valuation allowance                                       --              --
                                                         --------         -------

     Net deferred tax liability                          $ 75,590          55,010
                                                         ========         =======

     The Bancorp's income tax expense (benefit) differed from the statutory federal rate of 34% as follows:

                                                           Years Ended December 31,
                                               ----------------------------------------------
                                                 2000               1999               1998
                                                 ----               ----               ----
     Tax expense at statutory rate             $     --                 --            113,713
     Utilization of net operating loss
         carryback                              (25,600)           (23,300)                --
     Permanent book/tax differences               4,406              8,737             10,396
     Other                                       (3,556)                86             (3,919)
                                               --------           --------           --------
                                               $(24,750)           (14,477)           120,190
                                               ========           ========           ========

     Effective tax rate                            32.9%              21.5%              35.9%
                                               ========           ========           ========

8.   Stockholders' Equity:

     In accordance with regulatory requirements, the Bancorp established a special "Liquidation Account" for the benefit of certain savings account holders in an amount equal to the regulatory capital of the Bancorp as of July 1996 of $3.8 million. In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of stock and payment of dividends by the Bancorp, the existence of the liquidation account will not restrict the use or application of such related earnings.

     The Bancorp may not declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Bancorp to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

     On May 27, 1999, the Bancorp declared a dividend distribution of one right (the "Rights") for each share of common stock to shareholders of record on that date. Each Right represents the right to purchase one one-hundredth of a share of the Series A Junior Participating Preferred Stock upon the terms and subject to conditions set forth in the Rights Agreement. The exercise price of the Rights initially shall be $54 per Right and the redemption price shall be $.01 per Right. The Rights expire in ten years. Initially, 4,047 shares of Series A Junior Participating Preferred Stock have been reserved for issuance upon exercise of the Rights.

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

                                                          December 31, 2000
                             -------------------------------------------------------------------------
                                               Required                         Actual        Required
                                Amount          Amount            Excess         Rate           Rate
                                ------          ------            ------         ----           ----
     Tier I                  $ 4,776,000       2,878,000         1,898,000        6.6            4.0
     Tier II                   4,893,000       3,109,000         1,784,000       12.6            8.0

                                                           December 31, 1999
                             -------------------------------------------------------------------------
                                               Required                         Actual        Required
                                Amount          Amount            Excess         Rate           Rate
                                ------          ------            ------         ----           ----
     Tier I                  $ 4,739,000       2,960,000         1,779,000        6.4            4.0
     Tier II                   4,829,000       3,208,000         1,621,000       12.0            8.0

10.  Retirement Plans:

     401(k) Savings Plan

     The Bancorp has a 401(k) savings plan that covers substantially all employees. The employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length of service requirements. The Bancorp annually determines the contribution based on the percentage of the employees plan compensation or employee pay contributed to the Plan. The Bancorp matches the employee contribution to the plan up to 6% of employee compensation. Total contributions by the Bancorp for the years ended December 31, 2000, 1999 and 1998 were $8,009, $11,455, and
     $4,386 respectively.

     Employee Stock Ownership Plan

     Concurrent with the conversion from the mutual savings bank form to the stock holding company form of organization, in July 1996, the Savings Bank established an Employee Stock Ownership Plan (ESOP) which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 34,054 shares of common stock in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Bancorp that will be repaid by contributions to the ESOP by the Savings Bank in the future. Management intends to allocate these shares to eligible employees' accounts over a ten-year period from the establishment of the plan. Expense for shares committed to be allocated during 2000, 1999 and 1998 was $45,169, $62,270 and $69,457. Shares committed to be allocated as of December 31, 2000, 1999 and 1998 totaled 3,707, 3,798 and 4,043 respectively. Remaining unallocated shares at December 31, 2000 were 17,140.

     1997 Stock Incentive Plan

     During 1997, the shareholders approved the 1997 Incentive Plan. Under the provisions of the Plan, 59,594 shares of common stock can be reserved for awards. The maximum number of shares reserved for award as Stock Awards is 17,027 shares. Shares awarded to employees and non-employee directors under the plan totaled 10,113, 7,308 and 9,524 at December 31, 2000, 1999 and 1998 respectively. The share awards vest over a 5-year period. The Bancorp recognized $16,111, $21,087 and $22,083 amortization expense relating to these stock awards during 2000, 1999 and 1998, respectively.

     The Plan also allows for 42,567 shares to be reserved for incentive and non-statutory stock options. Grantees are awarded 10-year options to acquire shares at the market price on the date the option is granted in five equal installments commencing one year after the date of the grant. All options have an exercise price between $11.00 and $17.00.

     Set forth below is activity under the plan.

                                                2000             1999             1998
                                                ----             ----             ----
     Options outstanding at beginning
          of the year                          23,242           31,161           30,735
     Granted                                   12,135              639            3,619
     Canceled/forfeited                        (4,938)          (8,303)          (3,193)
     Exercised                                     --             (255)              --
                                              -------          -------          -------

     Options outstanding at end
          of the year                          30,439           23,242           31,161
                                              =======          =======          =======

     At December 31, 2000, 10,212 shares were exercisable under this plan.

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

                                                           2000           1999          1998
                                                           ----           ----          ----
            Net income (loss):
               As reported                              $ (50,476)       (52,791)      214,259
               Additional compensation expense             12,738         13,807        29,863
               Pro forma                                  (63,214)       (66,598)      184,396

            Basic earnings (loss) per share:
               As reported                              $   (0.20)         (0.18)         0.59
               Pro forma                                    (0.25)         (0.22)         0.51

     The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2000, 1999, and 1998 respectively: expected volatility of .33 percent, .29 percent, and .32 percent, risk free interest rates of 5.89 percent, 6.31 percent, and 5.64 percent, expected dividend of $0, $0.20 and $0.20 per share, and for all years, expected lives of ten years.

11.  Fair Value of Financial Instruments:

     The estimated fair values of the Bancorp's financial instruments at December 31, 2000 and 1999 were as follows:

                                                           2000                             1999
                                                ---------------------------       --------------------------
                                                 Carrying          Fair           Carrying          Fair
                                                   Value           Value            Value           Value
                                                   -----           -----            -----           -----
     Financial assets:
         Cash and certificates of
            deposit                             $ 2,689,265       2,689,265          931,321         931,321
         Investments and mortgage-
            backed securities                     3,170,136       3,170,136        3,122,955       3,122,955
         Collateralized mortgage
            obligations                           4,049,881       4,049,881        4,170,701       4,170,701
         Loans receivable, net                   57,962,208      58,015,000       65,045,067      63,291,000
         Accrued interest receivable                500,947         500,947          437,807         437,807

     Financial liabilities:
         Deposits:
           Demand accounts                       11,941,742      11,941,742       10,179,094      10,179,094
           Certificates                          24,602,512      24,595,000       29,256,688      29,111,000
         FHLB advances                           29,864,223      29,599,000       31,138,664      31,194,000


12.  Summarized Financial Information of the Parent Company:

     The following condensed financial statements summarize the financial position of Lenox Bancorp Inc. as of December 31, 2000 and 1999, and the results of its operations for the year then ended.

                               LENOX BANCORP INC.

                       Statements of Financial Condition

                                                              2000                1999
                                                              ----                ----
     Assets:
         Cash                                             $    30,000              55,075
         Investment in Lenox Savings Bank                     768,717             715,085
         Accounts receivable and prepaid expenses              79,321             117,711
                                                          -----------          ----------
                                                          $   878,038             887,871
                                                          ===========          ==========

     Liabilities and stockholders' equity:
         Liabilities:
              Accounts payable and
                   accrued expenses                       $    29,341              20,160

         Stockholders' equity:
              Common stock                                         --                  --
              Additional paid in capital                    3,686,288           3,703,535
              Retained earnings                               106,321             156,797
              Less unearned ESOP shares                      (193,119)           (208,470)
              Shares acquired for Stock Plan                 (183,654)           (217,012)
              Less 140,649 held in treasury                (2,567,139)         (2,567,139)
                                                          -----------          ----------
                                                          $   878,038             887,871
                                                          ===========          ==========

         Statements of Operations

     Interest income                                      $    21,618              28,282
     Equity in earnings of Lenox Savings                       53,632              39,512
     Professional fees                                       (154,644)           (110,260)
     Management fee                                            (6,000)             (6,000)
     Other operating expenses                                 (18,663)            (51,775)
     Franchise taxes                                              (50)                (50)
     Income tax benefit                                        53,631              47,500
                                                          -----------          ----------
               Net loss                                   $   (50,476)            (52,791)
                                                          ===========          ==========


13.  Lenox Mortgage Corporation:

     In accordance with regulatory requirements, the following summary of financial information of Lenox Mortgage Corporation for the years ended December 31, 2000 and 1999, is presented:

                           LENOX MORTGAGE CORPORATION

                        Statement of Financial Condition

                                                           2000              1999
                                                           ----              ----
     Assets:
         Cash                                           $  75,552             6,685
         Certificate of deposit                                --           185,496
         Loans held for sale                                   --           164,450
         Property and equipment, net                       23,504            24,791
         Prepaid expenses and other assets                 50,952            20,119
                                                        ---------          --------

                                                        $ 150,008           401,541
                                                        =========          ========

     Liabilities and stockholder's equity:
         Liabilities:
              Line of credit                            $      --           164,527
              Advance payments by borrowers
                  for taxes and insurance                      --               354
              Accrued expenses                                 --            25,048
                                                        ---------          --------
                                                               --           189,929
                                                        ---------          --------

         Stockholder's equity:
              Common stock                                250,000           250,000
              Accumulated deficit                         (99,992)          (38,388)
                                                        ---------          --------
                                                          150,008           211,612
                                                        ---------          --------

                                                        $ 150,008           401,541
                                                        =========          ========

                        Statement of Operations

     Interest income                                    $  41,496             2,714
     Gain on sale of loans                                154,983            25,371
     Interest expense                                     (17,185)             (344)
     Operating expenses                                  (271,598)          (85,529)
     Income tax benefit                                    30,700            19,400
                                                        ---------          --------

         Net loss                                       $ (61,604)          (38,388)
                                                        =========          ========

a.   Summary of significant accounting policies:

     The accounting policies followed in the preparation of the financial statements of Lenox Mortgage Corporation are included in Note 1.

b.   Intercompany transactions:

     Intercompany transactions with Lenox Savings Bank have been eliminated in consolidation.

c.   Lenox Savings Bank's investment in Lenox Mortgage Corporation consists of:

                                                       2000             1999
                                                       ----             ----
                  Common stock, 100 shares
                      issued and outstanding        $ 250,000          250,000
                  Accumulated deficit                 (99,992)         (38,388)
                                                    ---------          -------

                                                    $ 150,008          211,612
                                                    =========          =======

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

     The following schedule lists commitments and off-balance-sheet items at December 31, 2000 and 1999.

                                            Loan                  Unused
                                        Commitments            Lines of Credit
                                        -----------            ---------------
                      2000                $      -                4,249,369
                      1999                 771,000                2,314,156

     In the opinion of management, the loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2000, and all commitments will be funded via cash flow from operations and existing excess liquidity. Of the total loan commitments, at December 31, 2000, none were fixed rate residential loans. Management expects no losses as a result of these transactions.

15.      Earnings Per Share:

     Earnings per share for the years ended December 31, 2000, 1999 and 1998 is calculated as follows:

                                               For the Year Ended December 31, 2000
                                            ------------------------------------------
                                               Income
                                               (Loss)          Shares         Per-Share
                                            (Numerator)     (Denominator)      Amount
                                            -----------     -------------      ------
      Basic EPS

      Loss available to common
          stockholders                       $(50,476)         252,500         $(0.20)
                                                                               ======

      Effect of Dilutive Securities:
          Stock plan awards                        --            4,427
          Stock options                            --               --
                                             --------          -------

      Diluted EPS

      Loss available to common
          stockholders + assumed
          conversions                        $(50,476)         256,927         $(0.20)
                                             ========          =======         ======


                                              For the Year Ended December 31, 1999
                                           ------------------------------------------
                                              Income
                                              (Loss)          Shares         Per-Share
                                           (Numerator)     (Denominator)      Amount
                                           -----------     -------------      ------
     Basic EPS

     Loss available to common
         stockholders                       $(52,791)         299,555         $(0.18)
                                                                              ======

     Effect of Dilutive Securities:
         Stock plan awards                        --            6,266
         Stock options                            --            1,771
                                            --------          -------

     Diluted EPS

     Loss available to common
         stockholders + assumed
         conversions                        $(52,791)         307,592         $(0.17)
                                            ========          =======         ======


                                              For the Year Ended December 31, 1998
                                           ------------------------------------------
                                              Income
                                              (Loss)          Shares         Per-Share
                                           (Numerator)     (Denominator)      Amount
                                           -----------     -------------      ------
     Basic EPS

     Income available to common
         stockholders                       $214,259         362,430         $ 0.59
                                                                             ======

     Effect of Dilutive Securities:
         Stock plan awards                        --           8,563
         Stock options                            --           3,899
                                            --------         -------

     Diluted EPS

     Income available to common
         stockholders + assumed
         conversions                        $214,259         374,892         $ 0.57
                                            ========         =======         ======


16.  Regulatory Agreements:

     On February 9, 2000, the Savings Bank entered into a Memorandum of Understanding (MOU) with the FDIC and the Ohio Department of Financial Institutions, as a result of certain unsatisfactory practices and conditions that were found to exist. The MOU requires the Savings Bank to, among other things, formulate a three year strategic plan with specific provisions required in the MOU, review management and adopt a management capital plan and increase capital ratios. Other areas that must be addressed under the terms of the MOU include the Savings Bank's earnings, interest rate risk, growth and liquidity.

     On February 28, 2001, the Savings Bank was notified by the FDIC and Ohio Department of Financial Institutions that their compliance with the MOU was inadequate. These regulators indicated that a revised MOU is required and will be issued. Management believes they are providing the necessary information and operating under the provisions of the MOU. The failure of the Company to comply with all the provisions of the present or future MOU's could have a material adverse effect upon the Savings Bank and its operations.

     On August 2, 2000, the Bancorp entered into a Supervisory Agreement with the Office of Thrift Supervision (OTS). This agreement requires, among other things, the Bancorp to obtain the OTS' prior approval before entering into contracts for goods and services in excess of $5,000 or making any payments for goods and services in excess of $2,000 per month. The Bancorp is also restricted in its ability to borrow money and may not make any changes to its directors or executive officers unless prior notice has been given to the OTS.

17.  Litigation:

     On June 9, 2000, certain stockholders of the Bancorp, including two members of the Board of Directors, filed a complaint for declaratory judgment and preliminary and permanent injunctive relief against the Bancorp and each of the other three directors individually. The plaintiffs allege that they were duly elected to the Board of Directors at the 2000 Annual Meeting of Stockholders. The plaintiffs seek a declaratory judgment that such individuals were properly elected and are members of the Board of Directors and are further attempting to prevent the Bancorp Board of Directors from taking or approving any action without the participation of such individuals. The Bancorp has denied the allegations and does not recognize the validity or legal effect of the nominations.

18.  Selected Quarterly Financial Data (unaudited):

     Summarized quarterly financial information (in thousands) for 2000 and 1999 is as follows:

                                                                              2000
                                                      -------------------------------------------------------
                                                                          Quarter Ended
                                                      -------------------------------------------------------
                                                      3/31/00        6/30/00         9/30/00        12/31/00
                                                      -------        -------         -------        --------
     Interest income                                  $ 1,343         1,363           1,361           1,245
     Interest expense                                     909           979             990             919
                                                      -------        ------          ------          ------
          Net interest income                             434           384             371             326
     Provision for loan losses                             23             9               9              18
                                                      -------        ------          ------          ------
          Net interest income after
             provision for loan losses                    411           375             362             308
     Other income                                         107            99              56              70
     Other expenses                                       467           511             477             408
                                                      -------        ------          ------          ------
          Income (loss) before provision
             for income taxes                              51           (37)            (59)            (30)
     Provision (benefit) for income taxes                  19           (12)            (17)            (15)
                                                      -------        ------          ------          ------
          Net income (loss)                           $    32           (25)            (42)            (15)
                                                      =======        ======          ======          ======

     Basic earnings (loss) per share                  $  0.11         (0.09)          (0.15)          (0.07)
                                                      =======        ======          ======          ======

     Diluted earnings (loss) per share                $  0.11         (0.09)          (0.15)          (0.07)
                                                      =======        ======          ======          ======

                                                                              1999
                                                      -------------------------------------------------------
                                                                          Quarter Ended
                                                      -------------------------------------------------------
                                                      3/31/99        6/30/99         9/30/99        12/31/99
                                                      -------        -------         -------        --------

     Interest income                                  $   913         1,043           1,196           1,306
     Interest expense                                     598           657             810             874
                                                      -------        ------          ------          ------
          Net interest income                             315           386             386             432
     Provision for loan losses                              9             9              10              12
                                                      -------        ------          ------          ------
          Net interest income after
             provision for loan losses                    306           377             376             420
     Other income                                          54            76              56              50
     Other expenses                                       373           402             541             466
                                                      -------        ------          ------          ------
          Income (loss) before provision
             for income taxes                             (13)           51            (109)              4
     Provision (benefit) for income taxes                  (3)           20             (35)              4
                                                      -------        ------          ------          ------
          Net income (loss)                           $   (10)           31             (74)             (0)
                                                      =======        ======          ======          ======

     Basic earnings (loss) per share                  $ (0.03)         0.09           (0.24)           0.00
                                                      =======        ======           ======          ======

     Diluted earnings (loss) per share                $ (0.03)         0.09           (0.23)           0.00
                                                      =======        ======           ======          ======

     Earnings per share for the first three quarters of 1999 have been adjusted for the effect of unallocated ESOP shares and unearned stock award shares.

OFFICERS AND DIRECTORS


OFFICERS                                                         DIRECTORS
VIRGINIA M. HEITZMAN                                             HENRY E. BROWN(1)            JOHN C. LAME
President and Chief Executive Officer                            Chair of the Board           Director

DIANE P. HUNT                                                    GAIL R. BEHYMER              REBA ST. CLAIR(1)
Vice President, Chief Operating Officer and Secretary            Director                     Director

DAVID K. BROWN                                                   VIRGINIA M. HEITZMAN(1)
Chief Financial Officer and Treasurer                            Director
                                                                 ---------------------
                                                                 (1)  Also directors of Lenox Savings Bank.


CORPORATE INFORMATION

STOCK PRICE INFORMATION

Lenox Bancorp, Inc.'s common stock trades over the counter through the National Daily Quotation Service "Pink Sheet" published by the National Quotation Bureau, Inc. under the symbol: LNXC. The table below shows the reported high and low bid information for the common stock and per share dividends declared during the periods indicated and per share dividends declared.


                            High      Low    Dividends
                            ----      ---    ---------
Fourth Quarter, 2000       $11.00   $ 9.00    $  --
Third Quarter, 2000         12.38     9.75       --
Second Quarter, 2000        13.50    12.50       --
First Quarter, 2000         16.00    12.75       --
---------------------      ------   ------    -----
Fourth Quarter, 1999       $15.50   $14.63    $0.05
Third Quarter, 1999         16.75    14.25     0.05
Second Quarter, 1999        18.51    15.00     0.05
First Quarter, 1999         19.00    16.00     0.05


Lenox Bancorp, Inc. had approximately 188 shareholders at December 31, 2000 based upon shareholders of record and an estimate of shares held in nominee names.

INVESTOR INFORMATION:

A COPY OF LENOX BANCORP, INC.'S ANNUAL REPORT ON FORM 10-KSB, TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE BY WRITING OUR CORPORATE OFFICE:

      Virginia M. Heitzman
      President and Chief Executive Officer
      4730 MONTGOMERY ROAD
      NORWOOD, OHIO
      (513) 531-8655

Shareholders, investors, and analysts interested in additional information may contact the above.


ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of the Shareholders of Lenox Bancorp, Inc. will be held at 2:30 p.m., May 9, 2001 at:

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

         Fifth Third Bank
         30 Fountain Square Plaza
         Cincinnati, Ohio 45263
         Attention:  Shareholder Services


CORPORATE COUNSEL

         Muldoon Murphy & Faucette LLP
         5101 Wisconsin Avenue, N.W.
         Washington, D.C. 20016

      INDEPENDENT AUDITORS

      Clark, Schaefer, Hackett & Co.
      105 East Fourth Street, Suite 1600
      Cincinnati, Ohio 45202